Exhibit 99.1

JOHANNESBURG, 20 February 2026: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to report operating and financial results for the six months ended 31 December 2025, and condensed consolidated financial statements for the year ended 31 December 2025.

SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2025

•Continued safety improvement with Group SIFR and TRIFR at lowest recorded levels
•Revenue for 2025 increased by 14% year-on-year to R129.7 billion (US$7.3 billion)
•281% increase in HEPS to 244 SA cents (14 US cents), lower basic loss per share of 183 SA cents (10 US cents) mainly due to impairments
•Normalised earnings1 for H2 2025 377% higher than for H1 2025, comprising 83% of full year normalised earnings
•Dividend of R3.7 billion (US$213 million) or R1.31 per share (32.68 US cents per ADR) declared, consistent with dividend policy and representing a 2.1%2 yield
•Group adjusted EBITDA1 of R37.8 billion (US$2.1 billion) increased by 189% year-on-year
•Balance sheet leverage lower y-on-y – net debt : adjusted EBITDA1 of 0.59x at 31 Dec 2025 and ample liquidity and flexibility
•Solid operational performance with all operations achieving annual guidance
•Favourable precious metals tailwinds drive improved profitability
•Renewable energy leader in SA mining – R93.2m savings and 316,440 tCO₂ avoided emissions3
–From 2028, the 765MW portfolio expected to deliver >R1bn annual cost savings and reduce emissions3 by 2.63m tCO₂e annually
•Staged start up of Keliber lithium project approved – completion of high capital construction phase and commencement of mining in Q1 2026

1 See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
2 Based on the closing share price of R63.76 at 17 February 2026
3 Conversion factor used of 1.08 tCO2e/MWh

KEY STATISTICS – GROUP

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2024	Dec 2025	Dec 2024	Jun 2025	Dec 2025		KEY STATISTICS		Dec 2025	Jun 2025	Dec 2024	Dec 2025	Dec 2024
						GROUP
(398)	(288)	(8)	(194)	(94)	US$m	Basic earnings	Rm	(1,580)	(3,591)	38	(5,171)	(7,297)
99	387	85	292	94	US$m	Headline earnings	Rm	1,540	5,372	1,543	6,912	1,817
715	2,115	360	818	1,297	US$m	Adjusted EBITDA[1,10]	Rm	22,727	15,073	6,440	37,800	13,088
(311)	(264)	61	(211)	(53)	US$m	(Loss)/profit for the period	Rm	(833)	(3,906)	1,291	(4,739)	(5,710)
18.32	17.88	17.92	18.39	17.38	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Stock data for the six months ended 31 December 2025

Key statistics	2	Number of shares in issue
Statement by the Group Chief Executive Officer	3	- at 31 December 2025	2,830,567,264
Safety and operational review	5	- weighted average	2,830,567,264
Financial review	9	Free Float	99%
Salient features – operational tables – six monthly statistics	14	Bloomberg/Reuters	SSWSJ/SSWJ.J
Condensed consolidated financial statements	18
Notes to the condensed consolidated financial statements	22	JSE Limited - (SSW)
Segment reporting – six month and annual	24	Price range per ordinary share (High/Low)	R32.64 to R64.70
All-in cost (reconciliation) – six months	42	Average daily volume	21,571,894
Salient features - operational tables – annual statistics	49
All-in cost (reconciliation) – annual	52	NYSE - (SBSW); one ADR represents four ordinary shares
Adjusted EBITDA reconciliation – annual	60	Price range per ADR (High/Low)	US$7.27 to US$15.70
Administration and other corporate information	65	Average daily volume	7,601,834
Disclaimer and forward-looking statements	66

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 1

KEY STATISTICS

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2024	Dec 2025	Dec 2024	Jun 2025	Dec 2025		KEY STATISTICS		Dec 2025	Jun 2025	Dec 2024	Dec 2025	Dec 2024
					SOUTHERN AFRICA (SA) OPERATIONS
						SA PGM operations
1,738,946	1,724,778	910,486	804,252	920,526	oz	4E PGM production[2,3]	kg	28,632	25,015	28,319	53,647	54,087
1,322	1,740	1,333	1,429	2,009	US$/4Eoz	Average basket price	R/4Eoz	34,914	26,283	23,892	31,110	24,213
407	933	152	260	673	US$m	Adjusted EBITDA[10]	Rm	11,904	4,778	2,633	16,682	7,399
1,198	1,353	1,245	1,299	1,407	US$/4Eoz	All-in sustaining cost[4,10]	R/4Eoz	24,457	23,892	22,317	24,193	21,948
						SA gold operations
704,583	632,341	360,474	300,191	332,149	oz	Gold produced	kg	10,331	9,337	11,212	19,668	21,915
2,378	3,379	2,560	3,049	3,706	US$/oz	Average gold price	R/kg	2,070,774	1,802,580	1,474,973	1,942,194	1,400,468
323	700	206	260	440	US$m	Adjusted EBITDA[10]	Rm	7,696	4,809	3,631	12,505	5,832
2,126	2,509	2,175	2,430	2,589	US$/oz	All-in sustaining cost[4,10]	R/kg	1,446,794	1,436,817	1,253,083	1,442,063	1,251,810
					INTERNATIONAL OPERATIONS
						US PGM underground operations
425,842	284,069	187,703	141,124	142,945	oz	2E PGM production[2,5]	kg	4,446	4,389	5,838	8,836	13,245
988	1,195	1,001	985	1,380	US$/2Eoz	Average basket price	R/2Eoz	23,978	18,114	17,942	21,367	18,097
(9)	249	(36)	151	98	US$m	Adjusted EBITDA[10]	Rm	1,669	2,775	(599)	4,444	(111)
1,206	1,203	1,182	1,207	1,198	US$/2Eoz	All-in sustaining cost[4,6,10]	R/2Eoz	20,819	22,200	21,185	21,516	22,096
						Recycling[7]
32	228	24	147	81	US$m	Adjusted EBITDA[10]	Rm	1,371	2,707	441	4,078	594
						Sandouville nickel refinery
(41)	(33)	(26)	(17)	(16)	US$m	Adjusted EBITDA[10]	Rm	(280)	(310)	(443)	(590)	(723)
						Century zinc retreatment operation
82	101	40	51	49	ktZn	Payable zinc production[8]	ktZn	49	51	40	101	82
2,678	2,717	2,898	2,626	2,812	US$/tZn	Average equivalent zinc concentrate price[9]	R/tZn	48,878	48,294	51,931	48,584	49,046
34	88	53	36	52	US$m	Adjusted EBITDA[10]	Rm	925	657	992	1,582	641
2,317	1,921	2,413	1,762	2,094	US$/tZn	All-in sustaining cost[4,10]	R/tZn	36,399	32,411	43,244	34,356	42,446
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see note 12.1 of the condensed consolidated financial statements
2The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
3The SA PGM production excludes the production associated with the PoC from third parties. For a reconciliation of the production and third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana" sections
4See "Salient features and cost benchmarks" sections for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated to SA rand (rand)
6The US PGM operations’ All-in sustaining cost for the six months and year ended 31 December 2024 were adjusted to include the Section 45X Advance Manufacturing Production Credits. For the six months ended 31 December 2024, R699 million (US$39 million) was recognised and for the year ended 31December 2024 R1,255 (US$71 million) was recognised related to mining costs. During the six months ended 30 June 2025 the US PGM operations recognised R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023
7Recycling includes Reldan Pennsylvania (PA) site, Metallix North Carolina (NC) site and Columbus recycling site. The acquisition of the PA site was concluded on 15 March 2024 and the acquisition of NC site was concluded on 4 September 2025. The year ended 31 December 2024 only includes the results of the PA site since acquisition and the year ended December 2025, includes the NC site results since acquisition
8Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
9Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
10Adjusted EBITDA and AISC are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. The Adjusted EBITDA amount in US$m for the six months ended 31 December 2025 is calculated using the Adjusted EBITDA amount in US$m for the year ended 31 December 2025 less the Adjusted EBITDA amount in US$m for the six months ended 30 June 2025
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 2

STATEMENT BY RICHARD STEWART, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

Sibanye-Stillwater ended 2025 in a position of strengthened financial and operational performance, with positive momentum continuing during 2026. During the second half of the year, the Group successfully navigated its leadership transition. This included the presentation of a refreshed strategy, structured to look beyond short‑term turbulence and emphasise long‑term value creation, driven by structural demand for metals critical to global economic and energy transitions.
This was achieved against an exceptionally volatile global backdrop, marked by geopolitical tension, shifting supply chains and accompanying record swings in commodity prices. Global competition for critical minerals intensified, driving many commodity prices sharply higher during 2025. Gold reached an all‑time high spot price of US$5,595/oz in late January 2026, while platinum, palladium and rhodium all recorded substantial gains amid heightened global uncertainty and constrained supply dynamics. Lithium prices rebounded sharply in the fourth quarter, driven by regulatory restrictions on higher cost local supply and restocking in China and persistent supply‑side tightness, though some moderation emerged into early 2026. Heading into 2026, commodity markets will remain a defining feature of the operating context.
The resolution of overhanging matters for the Group during the fourth quarter, including the Appian court case and settling South African gold wage agreements, as well as some key operational decisions including shortening the Kloof life of mine, the commencement of phased startup of the Keliber lithium project and focus on internal organic growth projects, has set a clear, simplified and stable operating platform for 2026. These actions however, combined with volatile commodity prices, have resulted in a complex set of financial results for 2025.
Looking through the volatility of 2025, the business fundamentals are pleasing. All Group operations other than the SA gold operations delivered on or exceeded market guidance and costs were well managed across the Group, with some commendable cost performances. Improved operational delivery, combined with the higher commodity price tailwinds, underpinned materially improved fundamental financial performance and pleasingly a return to dividend payments.
With sustained higher commodity prices, disciplined capital allocation and improving operational stability, we expect continued improvement in earnings and balance‑sheet resilience, providing a solid foundation as the Group enters 2026.
Safety
Safety remained the Group’s leading priority throughout 2025, with significant progress across leading and lagging indicators. The Total Recordable Injury Frequency Rate (TRIFR) improved by 13% to 3.78, marking the first time the Group achieved a year‑end rate below the milestone target of 4. Serious Injury Frequency Rate (SIFR) and Lost Time Injury Frequency Rate (LTIFR) also reached their best levels since 2013, improving to 2.19 and 3.36 respectively.
Despite these improvements, six fatalities tragically occurred during 2025, with three occurring in the second half of 2025. On behalf of the Board and management our sincere condolences go the families and friends of Mr. Xavier, Ms. Jozana, Ms. Matsolo, Mr. Hanson, Mr. Ramaila and Mr. Klaas. Eliminating fatal incidents remains our utmost priority and a drive on our Fatal Elimination Program in 2026 will focus on safety behaviours through compliance, management routines and critically, implementing safe behaviour through our culture of care.
Operational update
The proactive repositioning of our operations over the past few years, has resulted in greater operational stability and consistency with performance improved across most operations, where our operating teams have demonstrated strong operational resilience, effective cost control, and significant financial leverage to commodity prices in 2025. In particular the SA PGM and gold operations delivered substantial earnings uplift while the US PGM operations returned to profitability following strategic restructuring and the benefit of US Section 45X Advanced Manufacturing Production credits.
The SA PGM operations delivered a steady performance, producing 1,797,928 4E ounces including attributable volumes and purchased concentrate, in line with guidance. This was despite a decline in surface production of 29%, largely due to heavy rainfall and the transition between tailings storage facilities. AISC (excluding PoC and Mimosa) rose 10% to R24,193/4Eoz (US$1,353/4Eoz), mainly due to sharply higher royalty payments linked to rising PGM prices, and increased sustaining capital. The increasing PGM prices during H2 2025, drove a 125% increase in adjusted EBITDA to R16.7 billion (US$933 million).
The SA gold operations faced operational challenges during 2025, most notably the Kloof operations, where seismicity and infrastructure constraints resulted in the cessation of certain mining areas for safety reasons and an associated material underperformance relative to the operational plan. Revised mine planning and the exclusion of high grade isolated high‑risk mining areas, reflect the Group’s commitment to safe, sustainable mining practices. As a result, gold production from the SA gold operations (including DRDGOLD) declined 10% year‑on‑year to 19,668kg (632,341oz). The SA gold operations remain highly operationally geared: the 39% increase in the rand gold price year-on-year, more than offset the 14% decline in gold sold, underpinning a 114% increase in adjusted EBITDA to R12.5 billion (US$700 million).
Significant improvements and advancements have been made across all our international operations. The benefits of the 2024 restructuring programme were evident in the performance of the US PGM operations which exceeded guidance for 2025, delivering 284,069 2Eoz, and AISC of US$1,203/2Eoz (R21,516/2Eoz), meaningfully below plan. The Recycling business, strengthened by the Metallix acquisition, continued to demonstrate enhanced scale, flexibility and margin resilience, contributed a significant adjusted EBITDA of US$228 million (R4.1 billion) for the year.
The Keliber lithium project advanced substantially during the year, with €299m in capital expenditure incurred, and it has been extremely pleasing to witness the nearing completion of the Group's first greenfield project. The construction phase is approaching completion and the first mining blast was taken in February 2026. A staged startup has been adopted to mitigate risks associated with evolving lithium‑market conditions while maintaining strategic optionality.
Finally, the Century zinc operation in Australia delivered a strong recovery, with production rising 22% to 101kt and AISC improving by 17% to US$1,921/tZn (R34,356/tZn). Adjusted EBITDA rose to US$88 million (US$1.6 billion) due to improved production stability, zinc price support, and reduced treatment charges.
Financial update
Despite the complex financial accounting matters, driven primarily by impairments, the Appian settlement, fair value losses, and higher share‑based payment expenses, the Group's core operational financial performance reflected a significant and pleasing turnaround. Group revenue rose 16% to R129.7 billion (US$7.3 billion), while adjusted EBITDA increased to R37.8 billion (US$2.1 billion) for 2025, a 189%
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 3

year‑on‑year improvement. Notwithstanding the payment of the Appian legal settlement of US$215 million (R3.6 billion) in December 2025 funded from internal resources, and an increase in the Keliber debt facility, net debt decreased to R22.1 billion (from R23.4 billion in 2024). As a result of the significant increase in Group profitability, net debt:adjusted EBITDA declined to 0.59x at the end of 2025, well below our comfort level of 1 times net debt: adjusted EBITDA.
Most pleasing was the significant increase in operational cash flow throughout the Group. Notional free cash flow (NFCF) for the Group increased by R12.4 billion year-on-year. Year-on-year operational NFCF improved across the SA PGM operations (+R5.7 billion), the SA gold operations (+R4.8 billion), the US PGM operations and recycling (+R3.4 billion) and the Century retreatment operation (+R966 million). European operations NFCF year-on-year was negative at R6.6 billion but improved from negative R7.4 billion due to lower Keliber capex and the transition of Sandouville to care and maintenance.
On the basis of significantly improved normalised earnings1 of R10.6 billion (US$591 million) for 2025, the Board declared a full year dividend of R3.7 billion (US$213 million) or R1.31 per share (32.68 US cents per ADR), representing 35% of normalised earnings, the higher end of the Group’s dividend policy.
1 Normalised earnings is not a measure of performance under IFRS Accounting Standards. As a result it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards. See note 10 of the condensed consolidated financial statements for the definition and reconciliation of normalised earnings
Strategic update
Strategic progress continued across multiple fronts. In the United States, preliminary antidumping duties of 132.83% have been announced on Russian palladium imports, in response to the antidumping and countervailing duty petitions filed by Sibanye-Stillwater together with the United Steelworkers Union in July 2025.
Significant progress has been made on several fronts in our sustainability strategy, but extremely pleasing is the solidifying of our position as the largest contracted private renewable energy off-taker in the SA mining industry, with 765MW of renewable energy having been secured. This not only contributes to an anticipated 41% decline in our greenhouse gas emissions by 2028, but is also expected to provide a more than R1 billion saving per annum on energy costs.
A refreshed strategy was presented to the market on 29 January 2026 in which the Group will focus on creating a high-performing, future-focused metals business. The priorities to unlock unrealised value include:
•Simplification of operating model and asset portfolio to enhance accountability, agility and management focus
•Performance excellence through holistic improvement to drive higher margins
•Growth focused on value creation that is anchored in returns and unlocking organic value as a priority
•Capital allocation through a disciplined framework prioritising returns and securing sustainability
Delivering on our strategy will ensure resilience for the Group in navigating through multi-metal pricing cycles and a rapidly changing macro environment.
Conclusion
Looking ahead, Sibanye-Stillwater enters 2026 with positive momentum, supported by strong commodity‑price leverage, improved operational stability, a stable balance sheet and advancing high‑quality organic growth opportunities. While volatility is expected to persist, disciplined execution of the Group’s strategic pillars of safe operational excellence, capital discipline, portfolio simplification and cultural renewal will remain the core enablers of long‑term value creation.
OPERATING GUIDANCE FOR 2026*

2026 Annual guidance		Production	All-in sustaining cost	Total capital
SA operations	SA PGM operations (4E PGMs)	1.65 - 1.75Moz[3,4]	R26,500 - 27,500/4Eoz (US$1,453 - 1,508/4Eoz)²	R8bn (US$439m)² (incl. R1.79bn (US$98m) for project capital)
	SA gold operations (excl. DRDGOLD)	13,700 - 14,700kg (440 - 473koz)	R1,620k - 1,730k/kg (US$2,855 - 3,049/oz)²	R2.8bn (US$154m)²
International operations	US PGM operations (2E mined)	280 - 300koz	US$1,520 - 1,580/2Eoz¹ Including Section 45X: US$1,360 - 1,420/2Eoz	US$125m - US$135m (incl. US$6m growth) (R2.3bn - R2.5bn incl. R109m growth)²
	Recycling (Columbus, PA and NC) (PGM autocats, industrial and e-waste precious metals bearing waste)	400 - 420koz (gold equivalent ounces)[5]	n/a	US$12.2m (R223m)²
	Keliber lithium project	15k - 20k tonnes of spodumene concentrate	n/a	€180m - €190m6 (R3.7bn – R3.9bn))² (incl. €90m (R1.8bn) for project capital)
	Century zinc operations	86.3k - 98.3k tonnes (payable)	A$3,400 – 3,800/t (R42,160 – 47,120/t)² (US$2,311 - 2,583/t)²	A$5 - A$5.5m (US$3,4m – US$3.7m, R62m - R68.2m)²
Source: Company forecasts, Note: Guidance does not take into account the impact of unplanned events
*    As at 20 February 2026
1.US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$1,180/oz; By product credit assumptions of Rh US$4,800/oz and gold US$2,500/oz
2.Estimates are converted at an exchange rate of R18.24/US$, R20.43/€ and R12.40/A$
3.SA PGM operations production guidance includes third party PoC and 50% attributable production from Mimosa
4.SA PGM operations AISC excludes the purchase cost of third party PoC and Mimosa costs and capital (equity accounted)
5.Gold equivalent ounce production calculated using the following metal pricing: Au US$2,506/oz, Ag US$38/oz, Pt US$1,150/oz, Pd US$1,050, Ir US$4,000/oz, Rh US$4,800/oz, Ru US$500/oz and Cu US$4.4/lb
6. 2026 guided capital includes construction phase start-up capital, sustaining cost and capitalised cost. The current production profile includes the Syväjärvi and Rapasaari open pit mining areas
RICHARD STEWART
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 4

SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

SAFETY
Safety has been a core value for the Group and is our first priority. It is therefore pleasing to note that several of our operations continue to record improving trends in leading safety indicators and achieve globally leading injury rates, confirming ongoing progress in risk reduction. However, unacceptable risks remain in certain areas, and we continue to experience tragic incidents despite our efforts. Our commitment to ensuring a safe work environment and zero harm is unwavering.
For the first time, the Group recorded a year-end Total Recordable Injury Frequency Rate (TRIFR) below the milestone target of 4, achieving a rate of 3.78 in 2025 and improving 13% year-on-year. The Serious and Lost Time Injury Frequency Rates (SIFR and LTIFR) were also the best average numbers recorded since inception in 2013, improving by 1% to 2.19 and 13% to 3.36 respectively, when compared to 2024. In addition, there has been a consistent decline in high potential incidents (HPIs), 44% lower in 2025 than 2024 with HPI's declining from an average 52 per month in 2022, when this was first monitored to 10 per month in 2025. The Group fatal injury frequency rate (FIFR) (per million hours worked) improved from 0.051 in 2024, to 0.037 for 2025.
Notwithstanding the progress being made, in addition to the five colleagues already mourned, during Q4 2025, a tragic incident on 5 November 2025 resulted in the passing of a colleague, Mr Nkosana Klaas, a winch operator at Marikana East 3 shaft, from a fall of ground incident. This incident is being investigated with relevant stakeholders to understand the root causes and specify risk mitigation measures for implementation. The Board and management of Sibanye-Stillwater extend their sincere condolences to the loved ones, families and friends of our deceased colleagues, and support has been provided to the families of the deceased.
We remain committed to advancing our safe behaviour programme for the South African (SA) operations. This initiative is strategically structured across two tiers to ensure cultural transformation at both leadership and supervisory levels effectively drives and reinforces positive safety behaviours throughout the organisation. The consistent and improved reporting of near-miss incidents in recent years has significantly improved risk awareness, operational transparency, and employee confidence in the reporting process. This reflects positively on our proactive risk management and the establishment of a culture rooted in trust and transparency.
We continue to promote a bottom-up safety culture, empowering all employees to halt unsafe work. As at end of 2025, 85% of unsafe work stoppages were executed by frontline employees. This represents an improvement on the 81% stoppages achieved by 2024 year-end.
OPERATING REVIEW
Southern Africa (SA) operations
SA PGM operations
The SA PGM operations delivered consistent operational performance for 2025 with PGM production of 1,797,928 4Eoz (including attributable production from Mimosa and third-party purchase of concentrate (PoC)), within annual guidance of 1.75 to 1.85 million 4Eoz and consistent year-on-year.
Since 2020, the first full year after the acquisition of Lonmin in June 2019, PGM production from the SA PGM operations has been stable at between 1.73 and 1.83 million 4Eoz. Annual production and cost guidance has consistently been met, enabling continued improvement in cost and competitive positioning relative to peers, evident in an ongoing shift from the fourth quartile of the PGM industry cost curves, towards the second quartile.
PGM production (excluding PoC) of 1,724,778 4Eoz was consistent with 2024 despite a significant decline in surface production. Underground mining production increased by 2% (30,569 4Eoz) to 1,616,545 4Eoz in 2025, primarily as a result of improved production from the Rustenburg mechanised mining operations, particularly the Bathopele shaft, and more stable production compared with 2024, which was impacted by production disruptions at the Siphumelele shaft (affected by the shaft infrastructure incident) and Kroondal operation (illegal strike action). Underground production from the Marikana operations declined due to safety related stoppages (particularly at the high production Saffy shaft which produced 15% (31,040 4Eoz) less year-on-year), partially offset by the ramp up at the K4 shaft where production increased by 28,944 4Eoz to 99,605 4Eoz. Surface production declined by 29% to 108,233 4Eoz due to the impact of high rainfall in H1 2025, and declining production from the end of life of Rustenburg Waterval West TSF and Marikana ETD1 transitioning to ETD2 tailings storage facility (TSF) in November 2025. A comprehensive assessment on potential for long life production from surface sources at Rustenburg is underway. Third party PoC of 73,150 4Eoz for 2025 was 24% lower than for 2024, in line with third party contractual agreements.
AISC (excluding third party PoC and Mimosa) for 2025 of R24,193/4Eoz (US$1,353/4Eoz) was within annual guidance of R23,500 to R24,500/4Eoz (US$1288 to US$1,343/4Eoz), but was 10% higher than for 2024, primarily due to higher royalties which increased by 261% to R765 million (US$43 million) as a result of increased revenue and profitability from increasing PGM prices, and a 12% increase in sustaining capital year-on-year to R2.9 billion (US$160 million). An inventory increase of R2.5 billion (US$152 million) for 2025 was the result of an increase of 43,318 4Eoz in saleable metal at the Rustenburg operation, mainly due to the timing of sales and build up in saleable metal inventory as a result of the Kroondal PoC contract with Valterra converting to a toll agreement on 1 September 2024, increase in the weighted average cost of metal in process and the reversal during 2025 of the previously recognised provision for net realisable value of inventory (R851 million) following higher metal prices during 2025. By-product credits of R11.7 billion (US$655 million) for 2025 partially offset these increases, reducing AISC by R6,969/4Eoz (US$390/4Eoz), consistent with the reduction of by-product credits of R6,817/4Eoz (US$372/4Eoz) for 2024.
Chrome credits comprised 41% of total by-product credits for 2025 (decreasing from 52% for 2024) due to lower chrome production, sales and prices, offset by higher ruthenium prices and increased iridium volumes sold. AISC (including PoC) for 2025 increased by 11% to R24,312/4Eoz (US$1,360/4Eoz) due to a 6% increase in PoC purchase cost as a result of higher PGM prices.
Total capital expenditure for 2025 of R5.9 billion (US$329 million) was lower than guidance of R6.5 billion (US$356 million). Project capital decreased by 16% to R675 million (US$38 million), due to the completion of expenditure for a reflux classifier plant at Rustenburg during 2024, and a 10% decline in project capital at K4 project to R590 million (US$33 million) in line with the ramp-up plan. Project capital of R675 million (US$38 million) was below guidance of R1.4 billion (US$78 million) primarily due to the withdrawal from the planned purchase of a third party processing plant and deferred spending on the Marikana K4 and Siphumelele projects. Ore reserve development (ORD) capital was 5% lower year-on-year, however sustaining capital increased by 12% to R2.9 billion (US$160 million) primarily for replacement and upgrades of essential equipment at the mining operations and infrastructure upgrades at the Precious Metals Refinery (PMR).
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 5

The sharp rally in PGM prices from May 2025 resulted in the average 4E PGM basket price increasing by 28% to R31,110/4Eoz (US$1,740/4Eoz) year-on-year and underpinned by the stable operational performance, drove a 125% increase in adjusted EBITDA to R16.7 billion (US$933 million) for 2025 relative to the previous year, illustrating the significant leverage of the SA PGM operations to increasing prices. The 4E PGM basket price has increased further during 2026 averaging R47,262/4Eoz (US$2,916/4Eoz) year-to-date (YTD), 35% higher than the H2 2025 average basket price. Despite a general correction in metal prices at the end January 2026, the basket price has stabilised at about R44,424/4Eoz (US$2,778/4Eoz), and with fundamental drivers remaining supportive, suggests potential for further earnings and cash flow gains during 2026.
Attributable production from Mimosa decreased by 5% year-on-year to 117,019 4Eoz primarily due to concentrator downtime due to power outages, which affected recoveries. AISC increased by 11% to US$1,280/4Eoz (R22,894/4Eoz) primarily due to lower production.
SA gold operations
Despite significant operational challenges which persisted throughout the year at Kloof, and short term production constraints affecting Driefontein and Beatrix, these mature operations continue to deliver significant value for the Group and all its stakeholders well beyond the life of mine (LOM) planned at the end of 2012. Buoyed by the continued increase in the gold price, the SA gold operations delivered materially better financial results for 2025.
The SA gold operations are highly leveraged to the gold price and generated significantly higher earnings and cash flow for 2025 despite lower gold production for 2025. The average gold price received by the SA gold operations (including DRDGOLD) increased by 39% to R1,942,194/kg (42% to US$3,379/oz) which resulted in adjusted EBITDA for the SA gold operations (including DRDGOLD) increasing by 114% to R12.5 billion (US$700 million) year-on-year. The SA gold operations contributed 33% to 2025 Group adjusted EBITDA, 61% higher than the previous highest annual adjusted EBITDA of R7.8 billion (US$472 million) for 2020. The outlook for the gold price for 2026 remains positive, supported by global economic and socio-political uncertainty and fractured international relations. The spot gold price has increased by approximately 9% to R2.5 million/kg (US$4,900/oz) for 2026 YTD, approximately 21% higher than the average for H2 2025. Should the gold price maintain current levels or higher during 2026, earnings and cashflow from the SA gold operations are likely to increase significantly.
Gold production from the SA gold operations (excluding DRDGOLD) of 15,066kg (484,383oz) was within revised guidance of 15,000 to 16,000kg (480 to 514koz) for the year, but 11% lower than for 2024. Guidance was revised in Q2 2025 following significant operational disruptions at the Kloof operation compounded by elevated seismicity in high grade Isolated Blocks of Ground (IBGs) areas, necessitating the withdrawal and relocation of crews to the Driefontein operation and the removal of these IBGs from the production plans due to safety concerns. Due to these constraints, production from Kloof, declined by 31% (1,518kg/48,805oz) year-on-year to 3,374kg (108,477oz). The removal of higher grade IBGs due to increased seismicity exceeding safety risk tolerance levels and ongoing production constraints resulted in a rebasing of the LOM plans and a significant reduction in reserves. The safety of our employees and colleagues is our first and overarching priority, and the increased safety risk associated with increased seismicity in the high grade IBGs, prompted a difficult decision which has led to the Kloof LOM reducing to one year from eight years previously.

Gold production from the Driefontein operation increased by 3% to 7,216kg (232,000oz) year-on-year as operational delivery recovered in H2 2025 following the fire in the 5 shaft pump station and safety related stoppage experienced in H1 2025. Gold production at Beatrix decreased by 5% year-on-year to 3,582kg (115,164oz) mainly due to throughput constraints experienced at the Beatrix plant.
Gold production (including DRDGOLD) in 2025 decreased by 10% to 19,668kg (632,341oz) year-on-year, primarily due to a 8% decline in DRDGOLD production.
AISC for the SA gold operations (excluding DRDGOLD) for 2025 increased by 17% to R1,576,859/kg (US$2,743/oz), due to a 16% decrease in gold sold year-on-year to 14,442kg (464,321oz), ORD capital expenditure which increased by 3% to R2.9 billion (US$164 million) and sustaining capital expenditure which increased by 12% to R776 million (US$43 million). Despite lower production, ORD has focussed on strategic development of secondary reefs to sustain production and maintain flexibility at Kloof and Driefontein whilst sustaining capital has focussed on maintaining sustainable mining infrastructure. Similarly for 2025, AISC for the SA gold operations (including DRDGOLD) increased by 15% to R1,442,063/kg (US$2,509/oz).
Total capital expenditure from the SA gold operations (excluding DRDGOLD) decreased by 4% to R3.7 billion (US$208 million). Project capital expenditure decreased from R354 million (US$19 million) for 2024 to R13 million (US$1 million) for 2025 mainly due to the Burnstone project being placed on care and maintenance during H1 2024. Capital expenditure at DRDGOLD remained elevated due to expenditure on the Far West Gold Recoveries (FWGR) facility but decreased by 12% to R3.0 billion (US$166 million) primarily due to a 15% decrease in project capital expenditure as detailed below.
In December 2025, a three-year wage agreement was concluded with the representative unions at the SA gold operations. The agreement is effective for three years from 1 July 2025 to 30 June 2028, which should allow increased management focus on operational delivery.
Production from DRDGOLD declined by 8% for 2025 to 4,602kg (147,958oz) primarily driven by a 12% decline in yield reflecting a transition to lower grade material from the Driefontein tailings storage facilities (TSFs). Operating costs were well controlled with lower electricity costs from the commissioning of the renewable energy project which was commissioned in November 2024. AISC of R1,076,310/kg (US$1,872/oz) was 14% higher year-on-year, primarily due to less gold sold and a 26% increase in sustaining capital expenditure. Project capital expenditure decreased by 15% to R2.7 billion (US$149 million) due to the completion of the renewable energy project. Adjusted EBITDA from DRDGOLD of R4.4 billion (US$248 million) for 2025 increased by 75% to R4.4 billion (US$248 million) year-on-year, due to the 40% increase in the rand gold price received to R1,967,881/kg (US$3,423/oz).
International operations
US PGM operations
The US PGM operations delivered a successful operational and financial performance in 2025 post the restructuring undertaken from Q4 2024 in which the Stillwater West mine was put on care and maintenance. Stable production, lower operating cost and capital expenditure year-on-year, the recognition of Section 45X credits and improved 2E PGM basket prices contributed towards a turnaround in the performance for 2025 and significant reduction in losses compared to 2024. The improved profitability in 2025 sets a solid platform to further optimise operations and set up the US PGM business for long term success.
In accordance with the restructuring plan mined 2E PGM production for 2025 of 284,069 2Eoz was 33% lower year-on-year, exceeding the upper end of guidance of 270,000 2Eoz for the year. 2E PGM sold for 2025 of 283,622 2Eoz was in line with production.
The average 2E PGM basket price for 2025 increased by 21% to US$1,195/2Eoz (R21,367/2Eoz), with PGM prices rallying sharply during H2 2025. Improved PGM basket pricing and total Section 45X credit benefits of US$185 million (R3.3 billion) resulted in adjusted EBITDA for 2025
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 6

of US$249 million (R4.4 billion). Even without the Section 45X credit benefit, the US PGM operations contributed positively to the Group with adjusted EBITDA (excluding Section 45X credits) of US$64 million (R1.2 billion), a significant change in the financial performance compared to the US$9 million (R111 million) adjusted EBITDA loss for 2024.
Total operating cost for 2025 was well controlled declining by 30% to US$289 million (R5.2 billion) as planned and consistent with the reduced production profile. Operating cost includes the benefit of Section 45X credit legislation, with Section 45X credits of US$46 million (R801 million) recognised for 2025, and US$139 million (R2.5 billion) recognised during 2025 related to the combined 2023 and 2024 financial years.
AISC of US$1,203/2Eoz (R21,516/2Eoz) (including Section 45X credits) for 2025 was well below annual guidance of US$1,320/2Eoz. AISC (excluding Section 45X credits recognised for 2025) would have been US$162/2Eoz (R2,820/2Eoz) higher at US$1,365/2Eoz.
Total capital expenditure of US$96 million (R1.7 billion) was below guidance of US$100 million (R1.8 billion) and 38% lower year-on-year in line with the Q4 2024 restructuring plan. Project capital expenditure decreased by 52% to US$8 million (R135 million) for 2025. Sustaining capital expenditure increased in H2 2025 due to the delivery of new mining and support fleet to replace less efficient fleet as part of the strategic mechanisation initiatives.
The improvement in the PGM basket price and profitable performance in H2 2025 has eased near term pressure on the US PGM operations but has not diminished the focus to set up the US PGM business for the long term and establish a pathway to reduce costs to a sustainable AISC of US$1,000/2Eoz (in 2024 real terms, excluding Section 45X credits). We expect to provide further detail on the pathway to AISC of US$1,000/2Eoz at an investor day planned to be held in 2026.
Recycling
The US Recycling operations comprise Reldan Pennsylvania (PA), Metallix North Carolina (NC) acquired on 4 September 2025, and Columbus autocat recycling sites (Columbus), now operating under a unified leadership structure with integration of NC progressing well and synergies being realised across logistics, technology, technical capability and the expanding autocat value proposition. Going forward, all three sites will be reported as the US Recycling segment.
The combined Recycling operations recorded adjusted EBITDA of US$228 million (R4.1 billion) for 2025, contributing 11% to the Group adjusted EBITDA (including Section 45X credits).
PGM recycling operation (Columbus site)
Total PGM ounces fed for 2025 of 308,617 3Eoz were 2% lower year-on-year. Unfed inventory on hand has normalised to 52 tonnes at year end from the 147 tonnes at the end of H1 2025 .
The average 3E PGM basket price increased by 9% year-on-year to US$1,383/3Eoz (R24,728/3Eoz), primarily driven by higher rhodium prices. This increase was lower than the 21% rise in the 2E basket price achieved in the underground operations, reflecting the typical 2–3 month pricing lag in Recycling, where prices are fixed with customers at the time of delivery. Adjusted EBITDA increased by 857% to US$163 million (R2.9 billion) largely driven by the recognition of Section 45X credits.
Pennsylvania site (PA) (previously Reldan recycling)
Favourable metal pricing, strong manufacturing-sector demand, effective integration into the Sibanye-Stillwater Group and early benefits from the integration of the NC facility, enhancing the efficient processing of precious metal-bearing industrial waste, enabled PA to increase its profit and cash contribution to the Group.
For 2025 the PA site sold 138,977 oz gold, 2,031,547 oz silver, 17,697 oz platinum, 24,103 oz palladium and 3.1 million lbs of copper and processed 8.9 million lbs of industrial scrap. PA site's 2025 adjusted EBITDA was US$65 million (R1.2 billion), up from the US$15 million (R268 million) in 2024 which only included 10 months of Reldan since acquisition.
North Carolina site (NC) (previously Metallix recycling)
The acquisition of Metallix was concluded on 4 September 2025 and is expected to enhance the Group's recycling footprint adding processing capacity, logistics capability and technical skills. For the four months ended 31 December 2025, NC contributed revenue of US$93 million (R1,658 million).
The integration of NC into the Sibanye-Stillwater Group is underway. At acquisition, an accounting fair value adjustment of US$28 million (R501 million) was recognised to inventory on hand. This adjustment was subsequently expensed through cost of sales as the related inventory was sold, resulting in the NC site recording an adjusted EBITDA loss of US$10 million (R181 million) for the four months up to 31 December 2025.
European operations
Keliber lithium project
The Keliber lithium project is an advanced, fully integrated lithium development project located in Finland.
Construction activities at the Keliber lithium project progressed according to plan during 2025 with completion of the construction phase planned during Q1 2026.
Project capital expenditure for H2 2025 was €148 million (R2.7 billion), including capitalised interest of €8 million (R225 million) and other capitalised expenditure outside the project’s initial forecast scope (such as exploration). Full‑year 2025 capital expenditure totalled €299 million (R5.8 billion), consistent with the 2025 annual guidance of €300 million (R5.9 billion). At the end of December 2025, total project capital expenditure for the construction phase amounted to €693 million (R14.1 billion) (excluding capitalised interest and exploration) and in line with the revised capital forecast of €783 million (R15.9 billion) in 2024 real terms.
As communicated in January 2026, following a detailed multidisciplinary assessment of various project start up scenarios during H2 2025, Sibanye-Stillwater and its partner, Finnish Minerals Group, agreed that a staged startup for the Keliber lithium project was the most responsible approach.
Despite encouraging improvements in lithium prices during the fourth quarter of 2025 and into early 2026, the longevity of these price levels is yet to be confirmed. Staged commissioning of the mine, concentrator, and refinery reduces ramp-up risk by prioritising operational readiness in the mining and concentrating stages before determining the appropriate timing for refinery commissioning. This approach also preserves financing flexibility by enabling the deferral of capital expenditure and refinery ramp-up costs, depending on
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 7

lithium market developments and broader market conditions. The first stage of the project start up began during Q1 2026, with the first blast at the Syväjärvi open pit mining area on 11 February 2026.
* Amounts are translated at the average rate of R20.17/€ for 2025 and project expenditure to date, R20.08/€ for H2 2025 and R19.80/€ for the 2025 guidance
Sandouville nickel refinery
The Sandouville nickel refinery received the last nickel matte in January 2025 and subsequently ramped down production. Various cleaning and closure activities were undertaken during the year and the site was placed on care and maintenance as of January 2026.
An adjusted EBITDA loss of US$33 million (R590 million) was incurred for 2025 compared to a loss of US$41 million (R723 million) in 2024. Financial losses are expected to reduce in 2026 with estimated care and maintenance costs of US$12 million (R215 million) for 2026.
The GalliCam pre-feasibility study (PFS) to assess the potential conversion of the Sandouville plant to produce pCAM continued in 2025. GalliCam pre-feasibility costs of US$9 million (R161 million) were expensed in 2025 against guidance of US$11 million (R195 million) for 2025. The study will continue into 2026, with a decision on progressing the project to be evaluated by the end of H1 2026.
Australian operations
Century tailings retreatment operation
The Century zinc retreatment operation delivered a strong operational and financial performance, exceeding metal production guidance and AISC cost guidance for 2025. Production in 2025 was stable, having returned to normal levels when compared to 2024, which was impacted by a heavy wet season and damaged pipeline infrastructure from a regional bushfire in Q4 2024. Numerous wet-season resilience measures implemented in recent years, including the satellite slurry-winning pontoons, expanded dewatering infrastructure, enhanced debris removal systems and water diversion bunds, collectively reduced operational disruption and improved production consistency.
Production from the Century operations increased by 22% to 101 kilotonnes (kt) of payable zinc metal for 2025, compared to 82 kt in 2024. All-in sustaining costs (AISC) for 2025 were 17% lower to US$1,921/tZn (R34,356/tZn), compared to US$2,317/tZn and (R42,446/tZn) in 2024 due to increased production, disciplined cost control and a more predictable maintenance profile.
Adjusted EBITDA for the Century operations for 2025 was US$88 million (R1.6 billion), 160% higher compared to US$34 million (R641 million) in 2024, having benefitted considerably from improved production, higher zinc metal prices and lower treatment charges in 2025. The average equivalent zinc price increased by 1% to US$2,717/tZn (R48,584/tZn) in 2025 from US$2,678/tZn (R49,046/tZn) in 2024.
Total capital expenditure for 2025 decreased by 39% to US$6 million (R114 million) compared to US$10 million (R192 million) in 2024, due to once off infrastructure expenditure in 2024 post the bushfire recovery, and the five yearly scheduled maintenance overhaul for the Century transhipment vessel, the Wunma. Sustaining capital expenditure during 2025 focused on maintaining asset integrity, strengthening operational resilience and ensuring the long-term reliability of critical infrastructure. Project capital expenditure in 2025 of US$3 million (R55 million) was due to spend and capitalisation of costs relating to the phosphate feasibility study that commenced in 2025.
We expect the strong operational performance in 2025 to continue in 2026, positioning the Century operations well to benefit from an environment of supportive zinc metal pricing and low treatment charges.
Options to leverage the existing infrastructure (processing plant, pipeline, camp and port facilities) and extend the life of the assets beyond the current zinc retreatment operations continue to be actively explored. This includes opportunities to potentially utilise the Century infrastructure to access the extensive, largely undeveloped phosphate resources in the region. A feasibility study (AACE Class 2 Estimate) is expected to be completed during H1 2026.
Mt Lyell copper project
The Mt Lyell feasibility study (AACE Class 2 Estimate) was completed at the end of 2025. The work undertaken during the year allowed the declaration of a 1,053Mlb copper Mineral Reserve at 31 December 2025. Progression of any further study work and a final investment decision to be evaluated in accordance with the Group's capital allocation framework and subject to final board approval.
Project capital amounted to US$4 million (R66 million) in 2025 due to spend and capitalisation of the Mt Lyell feasibility study costs.
* Amounts are translated at the average rate R11.52/A$ and R17.88/US$ for 2025
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 8

FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

Group financial performance
The financial review commentary compares the H2 2025 reporting period to H2 2024 reporting period for income statement items and 31 December 2025 to 30 June 2025 for statement of financial position items.
Group revenue for H2 2025 increased by 32% to R74,910 million mainly due to higher commodity prices received at all operations except the Century operations, partially offset by lower sales volumes at the SA gold, US PGM and Century operations. Group cost of sales, before amortisation and depreciation increased by 4% to R50,165 million mainly due to the inclusion of costs from the NC recycling site (Metallix), partially offset by lower cost of sales at the Sandouville nickel refinery and lower sales volumes. The increase in net impairments recognised, higher share-based payment expenses, lower other income received, higher other costs, net loss on financial instruments, higher transaction costs and higher royalties and taxes together with the higher cost of sales resulted in a 165% decrease in the Group loss for H2 2025 of R833 million. Group adjusted EBITDA for H2 2025 increased by 253% or R16,287 million to R22,727 million.
Revenue
Group revenue for H2 2025 increased by 32% or R17,985 million to R74,910 million. Group revenue benefited from increased commodity prices and the inclusion of the NC recycling site, which is consolidated with the PA recycling site (Reldan), partially offset by lower sales volumes at SA gold, US PGM and Century operations and Sandouville which ramped down and ceased production. Consequently, the impact of both higher commodity prices and higher volumes resulted in higher revenue at the SA PGM operations of R11,366 million while higher gold prices resulted higher revenue at the SA gold operations of R4,304 million. The higher commodity prices combined with NC recycling revenue also resulted in higher revenue for PA recycling of R4,300 million.
Cost of sales, before amortisation and depreciation
Group cost of sales before amortisation and depreciation for H2 2025 increased by 4% or R1,828 million to R50,165 million. This was mainly due to the inclusion of costs from the NC recycling site which resulted in a net increase in costs at the combined recycling operations of R3,715 million and for the SA PGM operations, mainly due to higher volumes sold. Notably, cost of sales before amortisation and depreciation at the US PGM underground operations decreased by R2,508 million or 53%,due to a 32% decrease in volumes sold by the US PGM operations as they were repositioned for a lower cost structure. Section 45X advanced manufacturing production credits recognised for H2 2025 were R441 million (US$26 million). Additionally, cost of sales before amortisation and depreciation at the Sandouville nickel refinery decreased by R1,450 million or 99%, due to the termination of nickel production and preparation towards placing Sandouville in care and maintenance.
Loss for the period
Loss for H2 2025 increased by 165% from a profit of R1,291 million to a loss of R833 million, due to higher net impairments raised (Keliber and Kloof, discussed later in this section), higher share-based payment expenses of R1,385 million (a function of the higher share price), higher transaction costs (which included the Appian legal settlement of R3,565 million - see note 13 of the condensed consolidated financial statements), movement in net loss on financial instruments of R7,340 million (mainly due to higher fair value losses recognised relating to the Burnstone debt and other BEE related liabilities), lower other income of R434 million, higher other costs of R179 million and higher royalties and taxes of R626 million and R2,522 million (due to increased profitability). The decrease in other income was mainly due to no onerous supply contract provision utilisation/change in estimate for the Sandouville nickel refinery. The loss for H2 2025 was partially offset by the profit from the share of results of equity accounted investees of R693 million, mainly related to a higher profit from Mimosa.
Adjusted EBITDA
Adjusted EBITDA includes other cash costs, care and maintenance costs; lease payments and corporate social investment costs (see note 19 of the condensed consolidated financial statements for a reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA). Care and maintenance costs for H2 2025 were R1,099 million.
The (Loss)/profit and Adjusted EBITDA are shown in the graphs below:
The (Loss)/profit in the graph above includes the impairment losses recognised/reversed during the H2 2025 period, which are discussed under the impairments section further below.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 9

Adjusted EBITDA is shown in the graph below:
Interest Income
Interest income increased by R293 million to R882 million mainly due to Section 45X interest accrued at the US PGM and Columbus recycling operations of R142 million and R127 million, respectively and R21 million higher interest received on average cash balances.
Finance expense
Finance expense increased by R168 million to R2,447 million mainly due to a R387 million increase in the unwinding of the finance costs on the deferred revenue transactions. See note 4 of the condensed consolidated financial statements for further detail of finance expenses.
Loss on financial instruments
The loss on financial instruments of R3,403 million for H2 2025 compared with the gain of R3,937 million for H2 2024, represents a period-on-period net loss of R7,340 million. The net loss for H2 2025 is mainly attributable to a change in estimated cash flows/fair value loss on the Burnstone project debt of R1,805 million after increased long-term gold prices and fair value losses on hedge contracts for gold of R958 million, attributable to the record high gold prices during 2025. Also included in the loss for H2 2025 was fair value adjustment on the PA recycling metal borrowing of R461 million, fair value losses on the (Rustenburg and Marikana operations BEE cash-settled) share-based payment obligations (and the Marikana dividend obligation) of R289 million, fair value losses on hedge contracts for zinc of R66 million, partially offset by reduced cash flows of the Keliber dividend obligation of R290 million and other investments of R20 million. See note 5 of the condensed consolidated financial statements for a breakdown of the loss on financial instruments.
Impairments
At 31 December 2025, the Group recognised net impairments of R4,341 million due to:
•a further decrease in the long-term forecasted lithium hydroxide price compared to 30 June 2025 and a decision to proceed with a phased start-up profile resulting in a decrease in the recoverable amount as at 31 December 2025, and resulted in an impairment of property, plant and equipment amounting to R2,460 million at Keliber
•a decrease in the life of mine as a result of logistical constraints, seismicity and safety concerns to access higher grade areas, that resulted in a decrease in the recoverable amount at 31 December 2025 and resulted in an impairment of property, plant and equipment amounting to R3,779 million at Kloof
•an higher gold price outlook and sustained operational improvements at the Beatrix and Driefontein operations translated to an increase in the expected future net cash flows and recoverable amounts at Beatrix, Driefontein and Burnstone that resulted in an increase in their carrying values of of property, plant and equipment, and led to a reversal in previously recognised impairment losses amounting to R1,923 million
See note 7 of the condensed consolidated financial statements for additional information on impairments.
Mining and income tax
Mining and income tax of R2,843 million for H2 2025 increased by R2,522 million compared with the R321 million for H2 2024. Current tax increased by R1,202 million to R2,109 million in H2 2025 from R907 million in H2 2024, mainly due to higher current tax at the SA PGM Marikana (R308 million) and Rustenburg operations (R1,009 million). The deferred taxation expense increased from R586 million income in H2 2024 to an expense of R734 million in H2 2025, representing a net movement of R1,320 million. The increase in deferred taxation expense in H2 2025 mainly related to deferred tax on property, plant and equipment at DRDGOLD Limited and Western Platinum Proprietary Limited, due to redeeming capital for tax purposes, as a result of higher profitability. The capital for Western Platinum Proprietary Limited incorporate the project capital expenditure from the K4 project.
Cash and liquidity
The Group’s cash balance (excluding cash of Burnstone1) decreased by 18% from R20,966 million at 30 June 2025 to R17,129 million at 31 December 2025. The Appian settlement of R3,607 million was paid on 9 December 2025 from existing cash resources. Group liquidity was R40,057 million (30 June 2025: R46,932 million), comprising R17,129 million of cash and cash equivalents (30 June 2025: R20,966 million) and R22,928 million of undrawn facilities (30 June 2025: R25,966 million). The outstanding Rand RCF was settled subsequent to 31 December 2025.
1.The Burnstone debt is securitised and therefore has no recourse to Sibanye-Stillwater and as such Sibanye-Stillwater reports Gross debt, Net debt and Cash excluding the amounts that belong to Burnstone

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 10

Borrowings and net debt
Gross debt1 decreased by 2% from R40,157 million at 30 June 2025 to R39,252 million at 31 December 2025. Burnstone debt amounted to R4,005 million (30 June 2025: R2,254 million). The decrease in gross debt was mainly due to a net decrease of R2,797 million on US dollar denominated debt due to a 7% stronger rand since 30 June 2025, a decrease in the Rand RCF of R500 million, partially offset by a drawdown on the Keliber financing facility of R1,374 million. Net debt was R22,123 million at 31 December 2025 (30 June 2025: R19,191 million) and increased by R2,932 million due to the Appian settlement of R3,607 million from existing cash resources and a partial repayment on the Rand RCF loan. Refer to note 12 of the condensed consolidated financial statements for a roll forward of the gross debt for the six months ended 31 December 2025.
1.The Burnstone debt is securitised and therefore has no recourse to Sibanye-Stillwater and as such Sibanye-Stillwater reports Gross debt, Net debt and Cash excluding the amounts that relates to Burnstone
The graph below illustrates the Group's gross debt/cash/net debt for H2 2025, H1 2025 and H2 2024:
Cash flow analysis
Notional free cash flow
Sibanye-Stillwater defines notional free cash flow as adjusted EBITDA, less non cash revenue relating to streaming transactions and deferred prepayments, non cash government grants and accrued taxes and royalties, and includes other non-routine cash items such as legal dispute settlements and realised hedges.
The following table shows the calculation of notional free cash flow:

Figures in million - SA rand	Six months ended			Year ended
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Adjusted EBITDA	22,727	15,073	6,440	37,800	13,088
Adjusted for non-cash items:
Deferred revenue released - Streaming	(473)	(659)	(286)	(1,132)	(455)
Deferred revenue released - Prepays	(467)	(1,201)	(406)	(1,668)	(406)
Section 45X grant not yet received	(832)	(5,053)	—	(5,885)	—
Tax and royalties (accrued)	(3,035)	(527)	(1,209)	(3,562)	(1,961)
Other non-routine cash items:
Legal settlement payment to Appian	(3,565)	—	(115)	(3,565)	(115)
Early settlement payment on onerous contract	(29)	(16)	(665)	(45)	(665)
Realised hedges	(1,274)	(333)	(247)	(1,607)	(314)
	13,052	7,284	3,512	20,336	9,172
Property. plant and equipment additions	(10,769)	(9,538)	(10,422)	(20,307)	(21,569)
Notional free cash flow	2,283	(2,254)	(6,910)	29	(12,397)
Notional free cash flow, defined and reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
For a reconciliation between notional free cash flow and net cash from operating activities, see pages 63 and 64.
The following table shows the notional free cash flow per operating segment:

Figures in million - SA rand	Six months ended			Year ended
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
US PGM operations	232	(1,063)	(1,952)	(831)	(3,375)
US PA & NC recycling operations	739	273	151	1,012	133
SA PGM operations	5,405	441	(1,331)	5,846	136
SA gold operations	2,146	1,078	164	3,224	(1,608)
European operations	(3,242)	(3,330)	(4,354)	(6,572)	(7,449)
Australian operation	587	409	628	996	30
	5,867	(2,192)	(6,694)	3,675	(12,133)
Group corporate	(3,584)	(62)	(216)	(3,646)	(264)
Notional free cash flow	2,283	(2,254)	(6,910)	29	(12,397)
Notional free cash flow, reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 11

The US PGM operations notional free cash flow for H2 2025 of R232 million compared to negative notional free cash flow for H2 2024 of R1,952 million. The increase in notional free cash flow for H2 2025 was mainly due an increase in adjusted EBITDA due to lower cost of sales of R1,917 million, lower revenue of R274 million mainly due to 32% lower 2E sales volumes in line with the restructured US PGM production profile and lower cash additions to property, plant and equipment of R208 million.
The US PA & NC recycling operations generated notional free cash flow of R739 million compared to notional free cash flow for H2 2024 of R151 million, mainly due to the addition of the NC recycling site (Metallix), partially offset by higher cash additions to property, plant and equipment of R39 million.
The SA PGM operations generated notional free cash flow of R5,405 million compared to negative notional free cash flow for H2 2024 of R1,331 million, due to 8% higher sales volumes and 46% higher 3E PGM basket price received during H2 2025 which resulted in R11,366 million higher revenue, partially offset by higher cost of sales of R2,224 million and higher taxes and royalties accrued of R2,653 million due to higher profitability.
The SA gold operations generated notional free cash flow of R2,146 million compared to notional free cash flow of R164 million in H2 2024, mainly due to the 40% higher gold price received during H2 2025 which resulted in R4,304 million higher revenue, partially offset by 8% lower volumes and the losses realised on the gold hedge contracts of R566 million and higher cash additions to property, plant and equipment of R938 million.
The European operations incurred negative notional free cash flow of R3,242 million compared to negative notional free cash flow for H2 2024 of R4,354 million, mainly attributable to capital expenditure on the Keliber lithium project of R2,735 million (H2 2024: R3,533 million), a decrease in the Sandouville adjusted EBITDA loss to R280 million in H2 2025 (H2 2024: R443 million) due to being placed on care and maintenance during H2 2025 and the settlement of a key contract of R665 million paid during H2 2024.
The Century operation generated notional free cash flow of R587 million compared to notional free cash flow for H2 2024 of R628 million, mainly due to the impact of lower sales recognised due to shipping constraints and a 6% lower zinc concentrate price.
DIVIDENDS
The Sibanye-Stillwater board of directors has declared and approved a cash dividend of 131 SA cents per ordinary share (US 8.17 cents* per share or US 32.68 cents* per ADR) or approximately R3,697 million (US$231 million*) in respect of the six months ended 31 December 2025 (Final dividend). The Board applied the solvency and liquidity test and reasonably concluded that the Company and Group is and will be solvent and liquid as required by the Companies Act in South Africa, before and immediately after completing the proposed distribution.
The Group’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, consistently considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate.
The total dividend declared of 131 SA cents (Final dividend: 131 SA cents and Interim dividend: 0 SA cents) equates to 35% of normalised earnings for the year ended 31 December 2025.
The final dividend will be subject to Dividends Withholding Tax. In accordance with paragraph 7.23 of the JSE Listings Requirements the following additional information is disclosed:
•The dividend has been declared out of income reserves
•The local Dividends Withholding Tax rate is 20% (twenty per centum)
•The gross local dividend amount is 131.0000 SA cents per ordinary share for shareholders exempt from the Dividends Tax
•The net local dividend amount is 104.8000 SA cents (80% of 131 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax
•Sibanye-Stillwater currently has 2,830,567,264 ordinary shares in issue
•Sibanye-Stillwater’s income tax reference number is 9723 182 169

Shareholders are advised of the following dates in respect of the final dividend:
Final dividend:                 131 SA cents per share
Declaration date:                 Friday, 20 February 2026
Last date to trade cum dividend:         Tuesday, 17 March 2026
Shares commence trading ex-dividend:     Wednesday, 18 March 2026
Record date:                 Friday, 20 March 2026
Payment of dividend:             Monday, 23 March 2026

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 18 March 2026 and Friday, 20 March 2026 both dates inclusive.

To holders of American Depositary Receipts (ADRs):
•Each ADR represents 4 ordinary shares;
•ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 19 March 2026;
•Record Friday, 20 March 2026;
•Approximate date of currency conversion: Monday, 23 March 2026; and
•Approximate payment date of dividend: Monday, 6 April 2026

Assuming an exchange rate of R16.0348/US$1*, the dividend payable on an ADR is equivalent to 26.14 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R16.0348/US$ at 17 February 2025 from Equity RT. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion
MINERAL RESOURCES AND MINERAL RESERVES
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 12

On 17 February 2025, Sibanye-Stillwater reported an update of its Mineral Resources and Mineral Reserves as at 31 December 2025, the salient points of which are summarised below.
•4E PGM Mineral Resources of 138.2Moz (-4.5%) and Mineral Reserves of 29.4Moz (+4.7%) at our SA PGM operations
–The inclusion of the Marikana E4 mechanised UG2 project Mineral Reserves added +2.9Moz to Mineral Reserves following the completion of a feasibility study
•2E PGM Mineral Resources of 57.5Moz (+2.8%) and Mineral Reserves of 19.4Moz (+2.1%) at our US PGM operations
•Gold Mineral Resources of 25.2Moz (-31.7%) and Mineral Reserves of 9.4Moz (-6.3%) at our SA gold operations (including DRDGOLD) and development projects (including Burnstone)
–At the Kloof operation, production constraints, including geotechnical considerations which led to the removal of isolated blocks of ground, have impacted the economic viability of the operation, leading to a writedown of the majority of the Mineral Reserves (-1.4Moz)
•Uranium Oxide (U3O8) Mineral Resources of 33.1Mlb (-44.1%) and Mineral Reserves of 25.2Mlb at our SA gold operations
–The maiden uranium Mineral Reserve is based on the completion of the Cooke TSF feasibility study
–The reduction in Mineral Resources is informed by the conversion to Mineral Reserves
•Lithium Mineral Resources of 263kt lithium carbonate equivalent (LCE) (-38.0%) and Mineral Reserves of 248kt (unchanged)
–The change in Mineral Resource is informed by the disposal of our interest in Ioneer Ltd (-201kt) and an updated Mineral Resource estimate at the Keliber lithium project (+40kt) in Finland following successful exploration
•Zinc Mineral Resources of 568kt (unchanged year-on-year) and Mineral Reserves of 308kt (-44.2%)
–Informed by the ongoing depletion of the tailings Mineral Reserve at the Century operation, which now has ~18 months of reserve life left
•Copper Mineral Resources of 5,006kt (-37.3%) and Mineral Reserves of 478kt
–At the Mt Lyell copper project in Tasmania, Australia, the completion of the feasibility study has resulted in a maiden Mineral Reserve under Sibanye-Stillwater. This also informed a reduction in Mineral Resources at Mt Lyell
–At the Altar project in Argentina, a reduction in project ownership (40% to 20%) following a further earn-in by Aldebaran Resources, has resulted in an attributable Mineral Resource reduction (-2,478kt)
Sibanye-Stillwater is preparing, and will file with the United States Securities and Exchange Commission (SEC), updated technical report summaries as required by Subpart 1300 of Regulation S-K with its 2025 annual report on Form 20-F.
CHANGE IN BOARD OF DIRECTORS
Changes to the Board of Sibanye Stillwater Limited during the six-month period ended 31 December 2025 include Dr Lindiwe Mthimunye who has been appointed as an Independent Non-Executive Director of the Company on 26 August 2025. In addition, Mr Neal Froneman has retired as Chief Executive Officer (CEO) and executive director of the Group, effective 30 September 2025 and Dr Richard Stewart has assumed the role of CEO of the Group effective 1 October 2025.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 13

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS

US and SA PGM operations

			US PGM operations	Total SA PGM operations[2]			Rustenburg including Kroondal[10]		Marikana[2]		Plat Mile	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table
Production
Tonnes milled/treated	kt	Dec 2025	395	19,185	9,858	9,327	5,861	2,614	3,262	1,746	4,967	735
		Jun 2025	365	17,311	8,702	8,609	5,139	2,591	2,840	1,569	4,449	723
		Dec 2024	510	18,035	9,244	8,790	5,304	2,630	3,207	1,984	4,176	734
Plant head grade	g/t	Dec 2025	12.36	2.12	3.23	0.94	2.95	1.17	3.69	1.22	0.72	3.38
		Jun 2025	13.32	2.04	3.18	0.89	2.87	1.03	3.70	1.16	0.72	3.39
		Dec 2024	12.65	2.16	3.30	0.96	2.94	1.05	3.87	1.11	0.83	3.39
Plant recoveries	%	Dec 2025	91.02	70.73	84.63	19.20	84.93	25.15	86.90	17.74	15.00	72.60
		Jun 2025	90.68	70.84	84.32	21.96	84.10	31.42	86.51	20.65	14.63	74.98
		Dec 2024	90.42	72.70	85.13	27.86	85.06	38.19	87.17	26.46	20.58	76.25
Yield	g/t	Dec 2025	11.25	1.49	2.73	0.18	2.51	0.29	3.21	0.22	0.11	2.45
		Jun 2025	12.08	1.45	2.68	0.20	2.41	0.32	3.20	0.24	0.11	2.54
		Dec 2024	11.44	1.57	2.81	0.27	2.50	0.40	3.37	0.29	0.17	2.58
PGM production[3]	4Eoz - 2Eoz	Dec 2025	142,945	920,526	866,395	54,131	472,090	24,736	336,340	12,154	17,241	57,965
		Jun 2025	141,124	804,252	750,150	54,102	398,791	26,956	292,305	12,084	15,062	59,054
		Dec 2024	187,703	910,486	834,912	75,574	426,120	33,906	347,821	18,735	22,933	60,971
PGM sold[4]	4Eoz - 2Eoz	Dec 2025	150,516	930,549			426,568	24,105	392,690		17,241	69,945
		Jun 2025	133,106	797,039			375,792	26,863	340,367		15,062	38,955
		Dec 2024	220,456	858,355			325,369	41,846	408,858		22,933	59,349
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Dec 2025	23,978	34,914			35,231	32,339	34,807		32,872	31,831
		Jun 2025	18,114	26,283			26,548	24,133	26,245		24,239	24,227
		Dec 2024	17,942	23,892			24,070	22,386	23,965		22,238	22,162
	US$/4Eoz - US$/2Eoz	Dec 2025	1,380	2,009			2,027	1,861	2,003		1,891	1,831
		Jun 2025	985	1,429			1,444	1,312	1,427		1,318	1,317
		Dec 2024	1,001	1,333			1,343	1,249	1,337		1,241	1,237
Operating cost[7,9]	R/t	Dec 2025	6,193	1,203			2,006	259	1,870		80	1,801
		Jun 2025	7,453	1,164			2,011	257	1,812		72	1,733
		Dec 2024	6,647	1,159			1,992	254	1,634		82	1,675
	US$/t	Dec 2025	356	69			115	15	108		5	104
		Jun 2025	405	63			109	14	99		4	94
		Dec 2024	371	65			111	14	91		5	93
	R/4Eoz - R/2Eoz	Dec 2025	17,125	25,733			24,902	27,329	26,873		23,143	22,824
		Jun 2025	19,281	25,915			25,916	24,670	26,253		21,312	21,201
		Dec 2024	18,069	23,608			24,791	19,731	23,137		14,869	20,157
	US$/4Eoz - US$/2Eoz	Dec 2025	985	1,481			1,433	1,572	1,546		1,332	1,313
		Jun 2025	1,048	1,409			1,409	1,341	1,428		1,159	1,153
		Dec 2024	1,008	1,317			1,383	1,101	1,291		830	1,125
All-in sustaining cost[7,8,9]	R/4Eoz - R/2Eoz	Dec 2025	20,819	24,457			24,071		25,280		19,024	23,859
		Jun 2025	22,200	23,892			24,308		23,700		15,934	21,946
		Dec 2024	21,185	22,317			22,729		22,673		8,198	20,616
	US$/4Eoz - US$/2Eoz	Dec 2025	1,198	1,407			1,385		1,455		1,095	1,373
		Jun 2025	1,207	1,299			1,322		1,289		866	1,193
		Dec 2024	1,182	1,245			1,268		1,265		457	1,150
All-in cost[7,8,9]	R/4Eoz - R/2Eoz	Dec 2025	21,449	24,849			24,139		26,170		19,024	23,859
		Jun 2025	22,895	24,338			24,362		24,718		15,934	21,946
		Dec 2024	22,064	22,754			22,777		23,598		8,285	20,616
	US$/4Eoz - US$/2Eoz	Dec 2025	1,234	1,430			1,389		1,506		1,095	1,373
		Jun 2025	1,245	1,323			1,325		1,344		866	1,193
		Dec 2024	1,231	1,270			1,271		1,317		462	1,150
Capital expenditure[5]
Ore reserve development	Rm	Dec 2025	598	1,248			397		851		—	—
		Jun 2025	614	1,095			349		746		—	—
		Dec 2024	701	1,297			383		914		—	—
Sustaining capital	Rm	Dec 2025	242	1,746			930		792		24	198
		Jun 2025	121	1,120			549		561		10	160
		Dec 2024	220	1,637			870		736		31	256
Project capital	Rm	Dec 2025	41	343			34		309		—	—
		Jun 2025	94	332			23		309		—	—
		Dec 2024	157	362			22		330		2	—
Total capital expenditure	Rm	Dec 2025	881	3,337			1,361		1,952		24	198
		Jun 2025	829	2,547			921		1,616		10	160
		Dec 2024	1,078	3,296			1,275		1,980		33	256
	US$m	Dec 2025	51	192			78		112		1	11
		Jun 2025	45	138			50		88		1	9
		Dec 2024	60	184			71		110		2	14
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into rand
2Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana – Six Months”
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 14

3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
4PGM sold includes the third party PoC ounces sold
5Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”
9The US PGM operations’ operating cost, AISC and AIC for the six months ended 31 December 2024 were adjusted to include Section 45X Advance Manufacturing Production Credits. During the six months ended 30 June 2025 the US PGM operations recognised R699 million (US$39 million) which relates to mining costs for the six months ended 31 December 2024 (R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023)
10Rustenburg is now presented to include the underground production and costs for Kroondal for all metrics relating to the six months ended 31 December 2024

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 15

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Dec 2025	16,135	1,693	14,442	538	—	451	134	704	—	1,852	12,456
		Jun 2025	16,680	1,515	15,164	522	1	389	334	604	1	2,132	12,698
		Dec 2024	17,725	1,859	15,866	578	4	587	574	694	19	2,353	12,916
Yield	g/t	Dec 2025	0.64	4.39	0.20	7.48	—	3.30	1.04	2.73	—	0.22	0.19
		Jun 2025	0.56	4.26	0.19	6.11	—	4.12	0.42	2.74	—	0.22	0.18
		Dec 2024	0.63	4.23	0.21	5.99	0.50	4.05	0.33	2.92	0.21	0.25	0.20
Gold produced	kg	Dec 2025	10,331	7,440	2,891	4,024	—	1,490	139	1,926	—	415	2,337
		Jun 2025	9,337	6,453	2,884	3,192	—	1,605	140	1,656	—	479	2,265
		Dec 2024	11,212	7,874	3,338	3,466	2	2,378	189	2,030	4	579	2,564
	oz	Dec 2025	332,149	239,202	92,948	129,375	—	47,905	4,469	61,922	—	13,343	75,136
		Jun 2025	300,191	207,469	92,723	102,625	—	51,602	4,501	53,242	—	15,400	72,821
		Dec 2024	360,474	253,155	107,319	111,434	64	76,454	6,076	65,266	129	18,615	82,434
Gold sold	kg	Dec 2025	9,933	7,035	2,898	3,848	—	1,439	84	1,748	—	426	2,388
		Jun 2025	9,148	6,279	2,869	3,024	4	1,579	155	1,676	—	459	2,251
		Dec 2024	11,028	7,691	3,337	3,401	3	2,356	197	1,934	4	566	2,567
	oz	Dec 2025	319,353	226,180	93,173	123,716	—	46,265	2,701	56,199	—	13,696	76,776
		Jun 2025	294,115	201,874	92,240	97,224	129	50,766	4,983	53,885	—	14,757	72,371
		Dec 2024	354,558	247,271	107,287	109,345	96	75,747	6,334	62,180	129	18,197	82,531
Price and costs
Gold price received	R/kg	Dec 2025	2,070,774			1,884,875		1,610,637		1,914,760		2,044,601	2,115,997
		Jun 2025	1,802,580			1,769,155		1,737,601		1,748,807		1,779,956	1,810,751
		Dec 2024	1,474,973			1,420,388		1,405,797		1,436,017		1,471,731	1,481,106
	US$/oz	Dec 2025	3,706			3,373		2,882		3,427		3,659	3,787
		Jun 2025	3,049			2,992		2,939		2,958		3,010	3,063
		Dec 2024	2,560			2,465		2,440		2,492		2,554	2,571
Operating cost[1,4]	R/t	Dec 2025	778	5,464	229	7,273	—	6,463	262	3,442	—	477	191
		Jun 2025	698	5,618	206	6,758	—	7,284	447	3,556	—	344	177
		Dec 2024	665	4,546	211	5,992	—	4,794	413	3,132	361	332	179
	US$/t	Dec 2025	45	314	13	418	—	372	15	198	—	27	11
		Jun 2025	38	305	11	367	—	396	24	193	—	19	10
		Dec 2024	37	254	12	334	—	268	23	175	20	19	10
	R/kg	Dec 2025	1,215,178	1,243,414	1,142,511	972,167	—	1,956,376	251,799	1,258,567	—	2,127,711	1,020,539
		Jun 2025	1,246,653	1,319,231	1,084,258	1,105,890	—	1,766,978	1,064,286	1,296,498	—	1,532,359	990,728
		Dec 2024	1,051,909	1,073,533	1,000,899	999,711	—	1,183,347	1,253,968	1,070,936	1,750,000	1,350,604	902,886
	US$/oz	Dec 2025	2,175	2,225	2,045	1,740	—	3,501	451	2,252	—	3,808	1,826
		Jun 2025	2,108	2,231	1,834	1,870	—	2,989	1,800	2,193	—	2,592	1,676
		Dec 2024	1,826	1,863	1,737	1,735	—	2,054	2,176	1,859	3,037	2,344	1,567
All-in sustaining cost[1,2]	R/kg	Dec 2025	1,446,794			1,316,788		2,279,711		1,461,670		2,133,803	1,075,377
		Jun 2025	1,436,817			1,406,209		1,980,969		1,372,912		1,677,560	1,075,966
		Dec 2024	1,253,083			1,306,110		1,464,552		1,235,810		1,416,961	958,707
	US$/oz	Dec 2025	2,589			2,357		4,080		2,616		3,819	1,925
		Jun 2025	2,430			2,378		3,350		2,322		2,837	1,820
		Dec 2024	2,175			2,267		2,542		2,145		2,459	1,664
All-in cost[1,2]	R/kg	Dec 2025	1,607,772			1,316,788		2,279,711		1,461,670		2,133,803	1,732,831
		Jun 2025	1,552,908			1,406,209		1,980,969		1,372,912		1,677,560	1,565,971
		Dec 2024	1,334,784			1,306,110		1,464,552		1,235,810		1,416,961	1,268,796
	US$/oz	Dec 2025	2,877			2,357		4,080		2,616		3,819	3,101
		Jun 2025	2,626			2,378		3,350		2,322		2,837	2,649
		Dec 2024	2,317			2,267		2,542		2,145		2,459	2,202
Capital expenditure
Ore reserve development	Rm	Dec 2025	1,571			877		548		146		—	—
		Jun 2025	1,361			822		433		106		—	—
		Dec 2024	1,432			844		487		101		—	—
Sustaining capital	Rm	Dec 2025	598			265		143		71		—	119
		Jun 2025	481			149		108		40		—	184
		Dec 2024	516			202		141		56		—	117
Project capital[3]	Rm	Dec 2025	1,583			—		—		—		—	1,570
		Jun 2025	1,103			—		—		—		—	1,103
		Dec 2024	865			—		—		—		—	796
Total capital expenditure[3]	Rm	Dec 2025	3,752			1,142		691		217		—	1,689
		Jun 2025	2,944			971		541		146		—	1,287
		Dec 2024	2,813			1,046		628		157		—	913
	US$m	Dec 2025	216			66		40		12		—	97
		Jun 2025	160			53		29		8		—	70
		Dec 2024	157			58		35		9		—	51
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Six months”
3Project capital expenditure for the six months ended 31 December 2025 and 31 December 2024 includes corporate capital expenditure of R13 million (US$1 million)and R69 million (US$4 million), respectively, the majority of which relates to Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 16

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Dec 2025	4,123
		Jun 2025	4,087
		Dec 2024	3,311
Zinc ore grade processed	%	Dec 2025	2.86
		Jun 2025	2.99
		Dec 2024	2.99
Plant recoveries	%	Dec 2025	50.65
		Jun 2025	50.62
		Dec 2024	49.27
Concentrate produced[1]	kt	Dec 2025	130
		Jun 2025	132
		Dec 2024	108
Concentrate zinc grade[2]	%	Dec 2025	45.98
		Jun 2025	46.86
		Dec 2024	45.20
Zinc in concentrate produced[3]	kt	Dec 2025	60
		Jun 2025	62
		Dec 2024	49
Payable zinc production[4]	kt	Dec 2025	49
		Jun 2025	51
		Dec 2024	40
Payable zinc sales[5]	kt	Dec 2025	45
		Jun 2025	46
		Dec 2024	51
Price and costs
Average equivalent zinc concentrate price[6]	R/tZn	Dec 2025	48,878
		Jun 2025	48,294
		Dec 2024	51,931
	US$/tZn	Dec 2025	2,812
		Jun 2025	2,626
		Dec 2024	2,898
All-in sustaining cost[7,8]	R/tZn	Dec 2025	36,399
		Jun 2025	32,411
		Dec 2024	43,244
	US$/tZn	Dec 2025	2,094
		Jun 2025	1,762
		Dec 2024	2,413
All-in cost[7,8]	R/tZn	Dec 2025	37,291
		Jun 2025	32,665
		Dec 2024	43,418
	US$/tZn	Dec 2025	2,146
		Jun 2025	1,776
		Dec 2024	2,423
Capital expenditure
Sustaining capital	Rm	Dec 2025	38
		Jun 2025	21
		Dec 2024	151
Project capital	Rm	Dec 2025	43
		Jun 2025	12
		Dec 2024	5
Total capital expenditure	Rm	Dec 2025	81
		Jun 2025	33
		Dec 2024	156
	US$m	Dec 2025	5
		Jun 2025	2
		Dec 2024	9
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Zinc in concentrate produced is the zinc metal contained in the concentrate produced
4Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
5Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
6Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
7All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See ""Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 17

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements for the year and six months ended 31 December 2025 was prepared by Sibanye-Stillwater's Group financial reporting team headed by Henning Opperman (CA (SA)). This process was supervised by the Group's Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

Condensed consolidated income statement
Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Unaudited	Unaudited	Audited
Dec 2024	Dec 2025	Dec 2024	Jun 2025	Dec 2025		Notes	Dec 2025	Jun 2025	Dec 2024	Dec 2025	Dec 2024
6,121	7,253	3,172	2,978	4,275	Revenue	3	74,910	54,767	56,925	129,677	112,129
(5,743)	(5,470)	(2,955)	(2,310)	(3,160)	Cost of sales		(55,314)	(42,492)	(53,013)	(97,806)	(105,208)
(5,262)	(4,946)	(2,695)	(2,081)	(2,865)	Cost of sales, before amortisation and depreciation		(50,165)	(38,274)	(48,337)	(88,439)	(96,398)
(481)	(524)	(260)	(229)	(295)	Amortisation and depreciation		(5,149)	(4,218)	(4,676)	(9,367)	(8,810)

378	1,783	217	668	1,115			19,596	12,275	3,912	31,871	6,921
73	88	33	37	51	Interest income		882	686	588	1,568	1,337
(250)	(280)	(128)	(139)	(141)	Finance expense	4	(2,447)	(2,553)	(2,279)	(5,000)	(4,571)
(14)	(118)	(7)	(33)	(85)	Share-based payment expenses	14	(1,499)	(615)	(114)	(2,114)	(251)
297	(212)	217	(21)	(191)	(Loss)/gain on financial instruments	5	(3,403)	(391)	3,937	(3,794)	5,433
(12)	9	(11)	9	—	(Loss)/gain on foreign exchange differences		(6)	161	(202)	155	(215)
12	19	5	(23)	42	Share of results of equity-accounted investees after tax		769	(432)	76	337	212
(258)	(269)	(164)	(90)	(179)	Other costs	6.1	(3,150)	(1,659)	(2,971)	(4,809)	(4,722)
144	77	66	35	42	Other income	6.2	741	639	1,175	1,380	2,630
3	(1)	1	1	(2)	(Loss)/gain on disposal of property, plant and equipment		(30)	16	20	(14)	55
(501)	(783)	(94)	(526)	(257)	Impairments and reversal of impairments	7	(4,341)	(9,666)	(1,549)	(14,007)	(9,173)
4	(3)	4	—	(3)	Occupational healthcare obligation (expense)/gain		(46)	(3)	77	(49)	76
(30)	(14)	(14)	(13)	(1)	Restructuring costs		(5)	(242)	(250)	(247)	(550)
(46)	(254)	(28)	(23)	(231)	Transaction and project costs	13	(4,125)	(418)	(505)	(4,543)	(851)
(200)	42	97	(118)	160	Profit/(loss) before royalties, carbon tax and tax		2,936	(2,202)	1,915	734	(3,669)
(30)	(64)	(17)	(12)	(52)	Royalties		(928)	(217)	(302)	(1,145)	(543)
—	—	—	—	—	Carbon tax		2	(2)	(1)	—	(2)
(230)	(22)	80	(130)	108	Profit/(loss) before tax		2,010	(2,421)	1,612	(411)	(4,214)
(81)	(242)	(19)	(81)	(161)	Mining and income tax	8	(2,843)	(1,485)	(321)	(4,328)	(1,496)
(77)	(135)	(50)	(17)	(118)	- Current tax		(2,109)	(309)	(907)	(2,418)	(1,418)
(4)	(107)	31	(64)	(43)	- Deferred tax		(734)	(1,176)	586	(1,910)	(78)

(311)	(264)	61	(211)	(53)	(Loss)/profit for the period		(833)	(3,906)	1,291	(4,739)	(5,710)
					(Loss)/profit for the period attributable to:
(398)	(288)	(8)	(194)	(94)	- Owners of Sibanye-Stillwater		(1,580)	(3,591)	38	(5,171)	(7,297)
87	24	69	(17)	41	- Non-controlling interests (NCI)		747	(315)	1,253	432	1,587
					Earnings per ordinary share (cents)
(14)	(10)	—	(7)	(3)	Basic earnings per share	9.1	(56)	(127)	1	(183)	(258)
(14)	(10)	—	(7)	(3)	Diluted earnings per share	9.2	(56)	(127)	1	(183)	(258)
2,830,567	2,830,567	2,830,567	2,830,567	2,830,567	Weighted average number of shares ('000)	9.1	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
2,830,567	2,830,567	2,830,567	2,830,567	2,830,567	Diluted weighted average number of shares ('000)	9.2	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
18.32	17.88	17.92	18.39	17.38	Average R/US$ rate
Condensed consolidated statement of other comprehensive income (OCI)
Figures are in millions unless otherwise stated

US dollar						SA rand
Year ended		Six months ended				Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited	Unaudited	Audited
Dec 2024	Dec 2025	Dec 2024	Jun 2025	Dec 2025		Dec 2025	Jun 2025	Dec 2024	Dec 2025	Dec 2024
(311)	(264)	61	(211)	(53)	(Loss)/profit for the period	(833)	(3,906)	1,291	(4,739)	(5,710)
9	373	(15)	140	233	Other comprehensive income, net of tax	839	67	396	906	538
—	—	—	—	—	Foreign currency translation adjustments[1]	17	(6)	266	11	255
15	50	7	4	46	Fair value adjustment on other investments[2]	822	73	130	895	283
(6)	323	(22)	136	187	Currency translation adjustments[3]	—	—	—	—	—

(302)	109	46	(71)	180	Total comprehensive income	6	(3,839)	1,687	(3,833)	(5,172)
					Total comprehensive income attributable to:
(389)	78	(23)	(59)	137	- Owners of Sibanye-Stillwater	(769)	(3,619)	434	(4,388)	(6,769)
87	31	69	(12)	43	- Non-controlling interests	775	(220)	1,253	555	1,597
18.32	17.88	17.92	18.39	17.38	Average R/US$ rate
1 These gains and losses will be reclassified to profit or loss upon disposal of the underlying operations
2 These gains and losses will never be reclassified to profit or loss
3 These gains and losses relate to the convenience translation of the SA rand amounts to US dollar and will never be reclassified to profit or loss
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 18

Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Revised - unaudited[1]
Dec 2024	Jun 2025	Dec 2025		Notes	Dec 2025	Jun 2025	Dec 2024
4,780	4,745	5,370	Non-current assets		88,984	84,325	89,679
3,566	3,512	3,882	Property, plant and equipment		64,320	62,416	66,906
8	16	32	Right-of-use assets		532	283	156
115	112	119	Goodwill and other intangibles		1,973	1,994	2,154
390	357	396	Equity-accounted investments		6,560	6,341	7,323
187	184	258	Other investments		4,271	3,275	3,507
357	388	441	Environmental rehabilitation obligation funds		7,307	6,887	6,691
26	51	116	Other receivables	19	1,928	904	491
131	125	126	Deferred tax assets		2,093	2,225	2,451
2,580	3,397	3,667	Current assets		60,753	60,374	48,409
1,362	1,595	1,900	Inventories		31,480	28,335	25,549
305	319	411	Trade and other receivables		6,811	5,668	5,722
8	274	291	Other receivables	19	4,816	4,876	156
46	10	26	Tax receivable		438	178	863
855	1,182	1,037	Cash and cash equivalents		17,178	21,012	16,049
4	17	2	Assets held for sale	17	30	305	70

7,360	8,142	9,037	Total assets		149,737	144,699	138,088
2,573	2,497	2,667	Total equity		44,167	44,345	48,289
3,672	4,471	4,309	Non-current liabilities		71,412	79,456	68,848
2,193	2,371	1,922	Borrowings	12	31,855	42,136	41,135
11	15	29	Lease liabilities		481	262	203
636	684	852	Environmental rehabilitation obligation and other provisions	13	14,117	12,151	11,922
18	17	13	Occupational healthcare obligation		211	305	334
90	112	163	Cash-settled share-based payment obligations	14	2,704	1,999	1,686
97	97	85	Other payables	15	1,402	1,729	1,815
372	853	854	Deferred revenue	16	14,158	15,166	6,983
1	1	1	Tax and royalties payable		14	12	13
254	321	390	Deferred tax liabilities		6,470	5,696	4,757
1,115	1,174	2,061	Current Liabilities		34,158	20,898	20,951
29	15	688	Borrowings	12	11,402	275	552
17	11	10	Environmental rehabilitation obligation and other provisions	13	161	203	327
9	10	10	Lease liabilities		166	185	175
—	2	10	Occupational healthcare obligation		173	31	2
6	26	56	Cash-settled share-based payment obligations	14	935	457	121
832	875	1,011	Trade and other payables		16,756	15,557	15,604
92	128	138	Other payables	15	2,279	2,274	1,730
88	63	73	Deferred revenue	16	1,204	1,119	1,660
18	18	36	Tax and royalties payable		602	327	329
24	26	29	Liabilities associated with assets held for sale	17	480	470	451

7,360	8,142	9,037	Total equity and liabilities		149,737	144,699	138,088
18.76	17.77	16.57	Closing R/US$ rate
1    See note 11.2 for the impact of the finalisation of the Reldan purchase price allocation in terms of IFRS 3

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 19

Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Unaudited	Unaudited	Audited
Dec 2024	Dec 2025	Dec 2024	Jun 2025	Dec 2025		Notes	Dec 2025	Jun 2025	Dec 2024	Dec 2025	Dec 2024
					Cash flows from operating activities
241	766	57	178	588	Cash generated by operations		10,415	3,277	971	13,692	4,414
181	601	150	548	53	Deferred revenue advance received	16	668	10,077	2,729	10,745	3,307
(41)	(36)	(8)	(4)	(32)	Cash-settled share-based payments paid		(567)	(82)	(125)	(649)	(751)
(2)	—	—	—	—	Payment of Marikana dividend obligation		—	—	—	—	(38)
(2)	—	—	—	—	Additional deferred/contingent payments relating to acquisition of a business		—	—	—	—	(44)
374	127	263	28	99	Change in working capital		1,751	522	4,766	2,273	6,853
751	1,458	462	750	708			12,267	13,794	8,341	26,061	13,741
48	47	19	26	21	Interest received		377	472	339	849	882
(115)	(131)	(60)	(64)	(67)	Interest paid		(1,160)	(1,177)	(1,069)	(2,337)	(2,101)
(43)	(74)	(16)	(21)	(53)	Royalties paid		(933)	(387)	(282)	(1,320)	(784)
—	24	—	22	2	Royalties refunded		33	398	—	431	—
(79)	(138)	(46)	(13)	(125)	Tax paid		(2,233)	(231)	(826)	(2,464)	(1,452)
—	27	—	24	3	Tax refunded		52	437	—	489	—
(9)	(17)	(4)	(7)	(10)	Dividends paid		(173)	(129)	(87)	(302)	(173)
553	1,196	355	717	479	Net cash from operating activities		8,230	13,177	6,416	21,407	10,113

					Cash flow from investing activities
(1,177)	(1,136)	(582)	(519)	(617)	Additions to property, plant and equipment		(10,769)	(9,538)	(10,422)	(20,307)	(21,569)
7	9	5	5	4	Proceeds on disposal of property, plant and equipment		69	94	90	163	129
(147)	(111)	—	(5)	(106)	Acquisition of subsidiaries, net of cash acquired	11	(1,894)	(96)	—	(1,990)	(2,690)
22	23	17	15	8	Dividends received		144	274	312	418	402
(25)	(48)	(17)	(18)	(30)	Additions to other investments		(527)	(323)	(315)	(850)	(465)
25	43	18	28	15	Disposals of other investments		259	506	327	765	457
(1)	—	—	—	—	Loans advanced to investee		—	—	(2)	—	(26)
—	1	—	1	—	Repayment of loan from investee		—	21	—	21	—
—	18	—	—	18	Proceeds on sale of assets held for sale	17	318	—	—	318	—
(2)	(5)	(2)	(5)	—	Acquisition of equity-accounted investment		—	(91)	(35)	(91)	(35)
(15)	(9)	(12)	—	(9)	Contributions to environmental rehabilitation funds		(154)	(4)	(208)	(158)	(273)
(16)	—	(5)	—	—	Payment of deferred/contingent payment		—	—	(93)	—	(292)
1	1	1	—	1	Proceeds from environmental rehabilitation funds		18	1	23	19	24
(1,328)	(1,214)	(577)	(498)	(716)	Net cash used in investing activities		(12,536)	(9,156)	(10,323)	(21,692)	(24,338)

					Cash flow from financing activities
452	443	383	168	275	Loans raised	12	4,828	3,084	6,983	7,912	8,278
(182)	(273)	(141)	(83)	(190)	Loans repaid	12	(3,355)	(1,528)	(2,571)	(4,883)	(3,335)
(11)	(13)	(5)	(6)	(7)	Lease payments		(125)	(103)	(92)	(228)	(208)
—	(3)	—	—	(3)	Acquisition of NCI		(45)	—	—	(45)	—
259	154	237	79	75	Net cash from financing activities		1,303	1,453	4,320	2,756	4,735

(516)	136	15	298	(162)	Net (decrease)/increase in cash and cash equivalents		(3,003)	5,474	413	2,471	(9,490)
(5)	46	(4)	29	17	Effect of exchange rate fluctuations on cash held		(831)	(511)	76	(1,342)	(21)
1,376	855	844	855	1,182	Cash and cash equivalents at beginning of the period		21,012	16,049	15,560	16,049	25,560
855	1,037	855	1,182	1,037	Cash and cash equivalents at end of the period		17,178	21,012	16,049	17,178	16,049
18.32	17.88	17.92	18.39	17.38	Average R/US$ rate
18.76	16.57	18.76	17.77	16.57	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 20

Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated

US dollar							SA rand
Stated capital	Re- organisation reserve	Other reserves	Accum- ulated loss	Non- controlling interests	Total equity		Total equity	Non- controlling interests	Accum- ulated loss	Other reserves	Re- organisation reserve	Stated capital
1,361	2,599	(67)	(1,301)	185	2,777	Balance at 31 December 2023 (Audited)	51,607	2,877	(8,470)	12,552	23,001	21,647
—	—	8	(398)	88	(302)	Total comprehensive income for the period	(5,172)	1,597	(7,297)	528	—	—
—	—	—	(398)	87	(311)	(Loss)/profit for the period	(5,710)	1,587	(7,297)	—	—	—
—	—	8	—	1	9	Other comprehensive income, net of tax	538	10	—	528	—	—
—	—	—	—	(9)	(9)	Dividends paid	(173)	(173)	—	—	—	—
—	—	—	—	—	—	Equity-settled share-based payments	18	9	—	9	—	—
—	—	—	107	—	107	Recognition of derivative financial instrument in equity	2,009	—	2,009	—	—	—
—	—	3	(3)	—	—	Transfer between reserves	—	—	(59)	59	—	—
1,361	2,599	(56)	(1,595)	264	2,573	Balance at 31 December 2024 (Audited)	48,289	4,310	(13,817)	13,148	23,001	21,647
—	—	366	(288)	31	109	Total comprehensive income for the period	(3,833)	555	(5,171)	783	—	—
—	—	—	(288)	24	(264)	(Loss)/profit for the period	(4,739)	432	(5,171)	—	—	—
—	—	366	—	7	373	Other comprehensive income, net of tax	906	123	—	783	—	—
—	—	—	—	(17)	(17)	Dividends paid	(302)	(302)	—	—	—	—
—	—	2	—	2	4	Equity-settled share-based payments	58	29	—	29	—	—
—	—	—	(5)	3	(2)	Transactions with DRDGOLD shareholders	(45)	49	(94)	—	—	—
1,361	2,599	312	(1,888)	283	2,667	Balance at 31 December 2025 (Unaudited)	44,167	4,641	(19,082)	13,960	23,001	21,647

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 21

Notes to the condensed consolidated financial statements
1. Basis of accounting and preparation
The condensed consolidated financial statements are prepared in accordance with the JSE Listings Requirements for condensed consolidated financial statements and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require condensed financial statements to be prepared in accordance with framework concepts, and the measurement and recognition requirements of IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements, included in the 31 December 2024 annual financial report.
The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended
31 December 2024 were not reviewed by the Company’s external auditor and were prepared by subtracting the condensed consolidated financial statements for the six months ended 30 June 2024 from the audited comprehensive consolidated financial statements for the year ended 31 December 2024. The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2025 have not been reviewed by the Company’s external auditor and were prepared by subtracting the condensed consolidated financial statements for the six months ended 30 June 2025 from the condensed consolidated financial statements for the year ended 31 December 2025.
The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the condensed consolidated statement of other comprehensive income. This information is provided as supplementary information only and has not been reviewed by the Company's external auditor.
1.1 Standards, interpretations and amendments to published standards effective on 1 January 2025 and those issued but not yet effective
The amendments to published standards effective on 1 January 2025 and adopted by the Sibanye Stillwater Limited (Sibanye-Stillwater) group (the Group) did not have a material effect on the Group’s condensed consolidated financial statements for the year ended 31 December 2025. Standards, interpretations and amendments to published standards not yet effective on 1 January 2025 are not expected to have a material effect on the Group, except for the presentation and disclosure impact of IFRS 18 Presentation and Disclosure in Financial Statements which is currently being assessed.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 22

2. Segment reporting
During H2 2025, management updated the internal financial reporting to the chief operating decision maker by reporting adjusted EBITDA (previously net profit/loss) as the main and only measure of financial performance for operating segments. The Group therefore updated the structure of the segment reporting, including representation of all comparative information, to reflect this change in internal reporting.
Figures are in millions

	For the year ended 31 Dec 2025 (Unaudited)									For the year ended 31 Dec 2024 (Audited)
	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP
SA rand	Total	Total SA operations	Total SA PGM	Total SA gold	Total international operations	Total US operations	Total EU operations	Total AUS operations	Corporate[1]	Total	Total SA operations	Total SA PGM	Total SA gold	Total international operations	Total US operations	Total EU operations	Total AUS operations	Corporate[1]
Revenue	129,677	97,942	60,883	37,059	32,304	27,114	518	4,672	(569)	112,129	82,402	51,257	31,145	29,854	23,087	2,784	3,983	(127)
Underground	90,364	84,166	58,381	25,785	6,718	6,718	—	—	(520)	78,867	69,787	48,314	21,473	9,207	9,207	—	—	(127)
Surface	18,448	13,776	2,502	11,274	4,672	—	—	4,672	—	16,598	12,615	2,943	9,672	3,983	—	—	3,983	—
Recycling/processing	20,865	—	—	—	20,914	20,396	518	—	(49)	16,664	—	—	—	16,664	13,880	2,784	—	—
Cost of sales, before amortisation and depreciation	(88,439)	(66,202)	(43,214)	(22,988)	(22,268)	(18,440)	(767)	(3,061)	31	(96,398)	(66,560)	(42,963)	(23,597)	(29,838)	(23,128)	(3,384)	(3,326)	—
Underground	(59,899)	(57,750)	(41,137)	(16,613)	(2,149)	(2,149)	—	—	—	(67,784)	(57,936)	(40,994)	(16,942)	(9,848)	(9,848)	—	—	—
Surface	(11,513)	(8,452)	(2,077)	(6,375)	(3,061)	—	—	(3,061)	—	(11,950)	(8,624)	(1,969)	(6,655)	(3,326)	—	—	(3,326)	—
Recycling/processing	(17,027)	—	—	—	(17,058)	(16,291)	(767)	—	31	(16,664)	—	—	—	(16,664)	(13,280)	(3,384)	—	—

Adjusted EBITDA[2]	37,800	29,187	16,682	12,505	9,198	8,522	(776)	1,452	(585)	13,088	13,231	7,399	5,832	126	483	(878)	521	(269)
		note 2.1			note 2.2						note 2.1			note 2.2

1Group corporate includes items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations, the Wheaton Stream and Franco-Nevada transactions and mainly includes corporate transaction and finance costs
2See note 20 for a reconciliation of the Group's profit before royalties, carbon tax and tax to adjusted EBITDA
Figures are in millions

	For the six months ended 31 Dec 2025 (Unaudited)									For the six months ended 30 Jun 2025 (Unaudited)									For the six months ended 31 Dec 2024 (Unaudited)
	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP
SA rand	Total	Total SA operations	Total SA PGM	Total SA gold	Total international operations	Total US operations	Total EU operations	Total AUS operations	Corporate[1]	Total	Total SA operations	Total SA PGM	Total SA gold	Total international operations	Total US operations	Total EU operations	Total AUS operations	Corporate[1]	Total	Total SA operations	Total SA PGM	Total SA gold	Total international operations	Total US operations	Total EU operations	Total AUS operations	Corporate[1]
Revenue	74,910	56,543	35,974	20,569	18,843	16,287	28	2,528	(476)	54,767	41,399	24,909	16,490	13,461	10,827	490	2,144	(93)	56,925	40,873	24,608	16,265	16,039	12,261	1,099	2,679	13
Underground	52,581	49,037	34,567	14,470	3,971	3,971	—	—	(427)	37,783	35,129	23,814	11,315	2,747	2,747	—	—	(93)	38,887	34,517	23,184	11,333	4,357	4,357	—	—	13
Surface	10,034	7,506	1,407	6,099	2,528	—	—	2,528	—	8,414	6,270	1,095	5,175	2,144	—	—	2,144	—	9,035	6,356	1,424	4,932	2,679	—	—	2,679	—
Recycling/processing	12,295	—	—	—	12,344	12,316	28	—	(49)	8,570	—	—	—	8,570	8,080	490	—	—	9,003	—	—	—	9,003	7,904	1,099	—	—
Cost of sales, before amortisation and depreciation	(50,165)	(35,419)	(23,564)	(11,855)	(14,777)	(13,153)	(20)	(1,604)	31	(38,274)	(30,783)	(19,650)	(11,133)	(7,491)	(5,287)	(747)	(1,457)	—	(48,337)	(32,954)	(21,340)	(11,614)	(15,383)	(12,187)	(1,470)	(1,726)	—
Underground	(33,227)	(31,008)	(22,455)	(8,553)	(2,219)	(2,219)	—	—	—	(26,672)	(26,742)	(18,682)	(8,060)	70	70	—	—	—	(33,349)	(28,622)	(20,328)	(8,294)	(4,727)	(4,727)	—	—	—
Surface	(6,015)	(4,411)	(1,109)	(3,302)	(1,604)	—	—	(1,604)	—	(5,498)	(4,041)	(968)	(3,073)	(1,457)	—	—	(1,457)	—	(6,058)	(4,332)	(1,012)	(3,320)	(1,726)	—	—	(1,726)	—
Recycling/processing	(10,923)	—	—	—	(10,954)	(10,934)	(20)	—	31	(6,104)	—	—	—	(6,104)	(5,357)	(747)	—	—	(8,930)	—	—	—	(8,930)	(7,460)	(1,470)	—	—

Adjusted EBITDA	22,727	19,600	11,904	7,696	3,563	3,040	(346)	869	(436)	15,073	9,587	4,778	4,809	5,635	5,482	(430)	583	(149)	6,440	6,264	2,633	3,631	260	(158)	(513)	931	(84)
		note 2.1			note 2.2						note 2.1			note 2.2						note 2.1			note 2.2
1Group corporate includes items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations, the Wheaton Stream and Franco-Nevada transactions and mainly includes corporate transaction and finance costs

2.1 SA operations
Figures are in millions

For the year ended 31 Dec 2025 (Unaudited)
	SA OPERATIONS
	PRIMARY MINING											SECONDARY MINING
SA rand	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	97,942	60,883	31,292	28,342	1,249	3,613	(3,613)	37,059	12,610	5,466	6,278	9,129	3,576
Underground	84,166	58,381	29,705	28,342	334	3,613	(3,613)	25,785	12,603	5,015	6,278	—	1,889
Surface	13,776	2,502	1,587	—	915	—	—	11,274	7	451	—	9,129	1,687
Recycling/processing	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(66,202)	(43,214)	(21,921)	(20,369)	(924)	(2,531)	2,531	(22,988)	(6,961)	(5,594)	(4,229)	(4,649)	(1,555)
Underground	(57,750)	(41,137)	(20,564)	(20,369)	(204)	(2,531)	2,531	(16,613)	(6,961)	(5,423)	(4,229)	—	—
Surface	(8,452)	(2,077)	(1,357)	—	(720)	—	—	(6,375)	—	(171)	—	(4,649)	(1,555)
Recycling/processing	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	29,187	16,682	9,265	7,452	179	1,085	(1,299)	12,505	5,607	(190)	2,012	4,438	638

Capital expenditure
Sustaining capital expenditure	(3,946)	(2,867)	(1,479)	(1,353)	(35)	(358)	358	(1,079)	(414)	(251)	(111)	(303)	—
Ore reserve development	(5,275)	(2,344)	(747)	(1,597)	—	—	—	(2,931)	(1,699)	(981)	(251)	—	—
Growth projects	(3,362)	(675)	(57)	(618)	—	—	—	(2,687)	—	—	—	(2,673)	(14)
Total capital expenditure	(12,583)	(5,886)	(2,283)	(3,568)	(35)	(358)	358	(6,697)	(2,113)	(1,232)	(362)	(2,976)	(14)

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(7,855)	(4,203)	(2,007)	(2,100)	(47)	(412)	363	(3,652)	(1,994)	(717)	(363)	(392)	(186)
Finance expense	(1,866)	(772)	(2,284)	(424)	—	(58)	1,994	(1,094)	(140)	(186)	(122)	(69)	(577)
(Impairments)/reversal of impairments	(1,919)	(63)	—	—	—	(599)	536	(1,856)	166	(3,779)	449	—	1,308

1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 23

Figures are in millions

For the year ended 31 Dec 2024 (Audited)
	SA OPERATIONS
	PRIMARY MINING												SECONDARY MINING
SA rand	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	82,402	51,257	19,515	25,311	5,182	1,249	3,104	(3,104)	31,145	9,848	6,769	5,329	7,068	2,131
Underground	69,787	48,314	17,469	25,311	5,182	352	3,104	(3,104)	21,473	9,759	5,970	5,310	—	434
Surface	12,615	2,943	2,046	—	—	897	—	—	9,672	89	799	19	7,068	1,697
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(66,560)	(42,963)	(16,601)	(20,912)	(4,624)	(826)	(2,483)	2,483	(23,597)	(6,948)	(6,326)	(4,260)	(4,484)	(1,579)
Underground	(57,936)	(40,994)	(15,292)	(20,912)	(4,624)	(166)	(2,483)	2,483	(16,942)	(6,933)	(5,774)	(4,235)	—	—
Surface	(8,624)	(1,969)	(1,309)	—	—	(660)	—	—	(6,655)	(15)	(552)	(25)	(4,484)	(1,579)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	13,231	7,399	2,951	3,752	441	187	619	(551)	5,832	2,840	68	1,027	2,542	(645)

Capital expenditure
Sustaining capital expenditure	(3,497)	(2,566)	(903)	(1,118)	(503)	(42)	(548)	548	(931)	(380)	(247)	(64)	(240)	—
Ore reserve development	(5,309)	(2,472)	(699)	(1,773)	—	—	—	—	(2,837)	(1,663)	(932)	(242)	—	—
Growth projects	(4,292)	(807)	(101)	(680)	—	(18)	—	(8)	(3,485)	—	—	—	(3,131)	(354)
Total capital expenditure	(13,098)	(5,845)	(1,703)	(3,571)	(503)	(60)	(548)	540	(7,253)	(2,043)	(1,179)	(306)	(3,371)	(354)

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(6,547)	(3,647)	(1,162)	(1,884)	(487)	(43)	(334)	263	(2,900)	(1,380)	(788)	(395)	(312)	(25)
Finance expense	(1,948)	(611)	(3,240)	(392)	(131)	—	(45)	3,197	(1,337)	(260)	(294)	(193)	(78)	(512)
Impairments	(17)	(124)	—	(112)	9	—	(26)	5	107	—	—	—	—	107

1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,010 million. This write-down mainly relates to PGM in process and PGM finished goods of R728 million and R266 million, respectively, of which R588 million, R264 million and R61 million, relates to relates to Rustenburg, Kroondal and Marikana, respectively
Figures in million

For the six months ended 31 Dec 2025 (Unaudited)
	SA OPERATIONS
	PRIMARY MINING											SECONDARY MINING
SA rand	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	56,543	35,974	18,759	16,497	718	2,604	(2,604)	20,569	7,253	2,453	3,347	5,053	2,463
Underground	49,037	34,567	17,920	16,497	150	2,604	(2,604)	14,470	7,253	2,277	3,347	—	1,593
Surface	7,506	1,407	839	—	568	—	—	6,099	—	176	—	5,053	870
Recycling/processing	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(35,419)	(23,564)	(11,690)	(11,388)	(487)	(1,618)	1,619	(11,855)	(3,676)	(2,734)	(2,164)	(2,432)	(849)
Underground	(31,008)	(22,455)	(10,980)	(11,388)	(88)	(1,618)	1,619	(8,553)	(3,676)	(2,713)	(2,164)	—	—
Surface	(4,411)	(1,109)	(710)	—	(399)	—	—	(3,302)	—	(21)	—	(2,432)	(849)
Recycling/processing	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	19,600	11,904	7,052	4,900	126	988	(1,162)	7,696	3,562	(309)	1,162	2,597	684

Capital expenditure
Sustaining capital expenditure	(2,345)	(1,747)	(930)	(792)	(25)	(198)	198	(598)	(265)	(143)	(71)	(119)	—
Ore reserve development	(2,819)	(1,249)	(398)	(851)	—	—	—	(1,570)	(877)	(548)	(145)	—	—
Growth projects	(1,927)	(343)	(34)	(309)	—	—	—	(1,584)	—	—	—	(1,570)	(14)
Total capital expenditure	(7,091)	(3,339)	(1,362)	(1,952)	(25)	(198)	198	(3,752)	(1,142)	(691)	(216)	(1,689)	(14)

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(4,318)	(2,270)	(1,087)	(1,131)	(24)	(180)	152	(2,048)	(1,127)	(343)	(201)	(206)	(171)
Finance expense	(855)	(364)	(1,103)	(226)	—	(41)	1,006	(491)	(66)	(86)	(60)	(34)	(245)
(Impairments)/reversal of impairments	(1,855)	1	—	—	—	—	1	(1,856)	166	(3,779)	449	—	1,308
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 24

Figures in millions

For the six months ended 30 Jun 2025 (Unaudited)
	SA OPERATIONS
	PRIMARY MINING											SECONDARY MINING
SA rand	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	41,399	24,909	12,533	11,845	531	1,009	(1,009)	16,490	5,357	3,013	2,931	4,076	1,113
Underground	35,129	23,814	11,785	11,845	184	1,009	(1,009)	11,315	5,350	2,738	2,931	—	296
Surface	6,270	1,095	748	—	347	—	—	5,175	7	275	—	4,076	817
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(30,783)	(19,650)	(10,231)	(8,981)	(437)	(913)	912	(11,133)	(3,285)	(2,860)	(2,065)	(2,217)	(706)
Underground	(26,742)	(18,682)	(9,584)	(8,981)	(116)	(913)	912	(8,060)	(3,285)	(2,710)	(2,065)	—	—
Surface	(4,041)	(968)	(647)	—	(321)	—	—	(3,073)	—	(150)	—	(2,217)	(706)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	9,587	4,778	2,213	2,552	53	97	(137)	4,809	2,045	119	850	1,841	(46)

Capital expenditure
Sustaining capital expenditure	(1,601)	(1,120)	(549)	(561)	(10)	(160)	160	(481)	(149)	(108)	(40)	(184)	—
Ore reserve development	(2,456)	(1,095)	(349)	(746)	—	—	—	(1,361)	(822)	(433)	(106)	—	—
Growth projects	(1,435)	(332)	(23)	(309)	—	—	—	(1,103)	—	—	—	(1,103)	—
Total capital expenditure	(5,492)	(2,547)	(921)	(1,616)	(10)	(160)	160	(2,945)	(971)	(541)	(146)	(1,287)	—

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(3,537)	(1,933)	(920)	(969)	(23)	(232)	211	(1,604)	(867)	(374)	(162)	(186)	(15)
Finance expense	(1,011)	(408)	(1,181)	(198)	—	(17)	988	(603)	(74)	(100)	(62)	(35)	(332)
(Impairments)/reversal of impairments	(64)	(64)	—	—	—	(599)	535	—	—	—	—	—	—
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
Figures are in millions

For the six months ended 31 Dec 2024 (Unaudited)
	SA OPERATIONS
	PRIMARY MINING												SECONDARY MINING
SA rand	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	40,873	24,608	9,540	12,628	1,755	685	1,557	(1,557)	16,265	4,835	3,589	2,783	3,802	1,256
Underground	34,517	23,184	8,556	12,628	1,755	245	1,557	(1,557)	11,333	4,830	3,303	2,777	—	423
Surface	6,356	1,424	984	—	—	440	—	—	4,932	5	286	6	3,802	833
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(32,954)	(21,340)	(8,419)	(11,005)	(1,479)	(437)	(1,223)	1,223	(11,614)	(3,358)	(3,057)	(2,128)	(2,324)	(747)
Underground	(28,622)	(20,328)	(7,748)	(11,005)	(1,479)	(96)	(1,223)	1,223	(8,294)	(3,358)	(2,815)	(2,121)	—	—
Surface	(4,332)	(1,012)	(671)	—	—	(341)	—	—	(3,320)	—	(242)	(7)	(2,324)	(747)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	6,264	2,633	1,128	1,154	219	108	330	(306)	3,631	1,440	412	634	1,458	(313)

Capital expenditure
Sustaining capital expenditure	(2,153)	(1,637)	(556)	(736)	(314)	(31)	(256)	256	(516)	(202)	(141)	(56)	(117)	—
Ore reserve development	(2,729)	(1,297)	(383)	(914)	—	—	—	—	(1,432)	(844)	(487)	(101)	—	—
Growth projects	(1,229)	(363)	(22)	(330)	—	(3)	—	(8)	(866)	—	—	—	(796)	(70)
Total capital expenditure	(6,111)	(3,297)	(961)	(1,980)	(314)	(34)	(256)	248	(2,814)	(1,046)	(628)	(157)	(913)	(70)

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(3,587)	(1,947)	(610)	(1,020)	(256)	(23)	(184)	146	(1,640)	(722)	(473)	(219)	(214)	(12)
Finance expense	(1,014)	(331)	(1,517)	(214)	(65)	—	(25)	1,490	(683)	(127)	(154)	(93)	(38)	(271)
(Impairments)/reversal of impairments	106	(1)	—	—	20	—	—	(21)	107	—	—	—	—	107

1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R853 million. This write-down mainly relates to PGM in process and PGM finished goods of R630 million and R167 million, respectively, of which R487 million, R264 million and R42 million. relates to Rustenburg, Kroondal and Marikana, respectively

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 25

2.2 International and recycling operations
Figures are in millions

	For the year ended 31 Dec 2025 (Unaudited)													For the year ended 31 Dec 2024 (Audited)
		AMERICAS						EUROPE			AUSTRALIA				AMERICAS						EUROPE			AUSTRALIA
				PRIMARY MINING	RECYCLING							SECONDARY MINING					PRIMARY MINING	RECYCLING							SECONDARY MINING
SA rand	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site[2]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century operation	Corporate and re- conciling items[1]	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century operation	Corporate and re- conciling items[1]
Revenue	32,304	27,114	13,985	6,718	20,396	7,267	13,129	518	518	—	4,672	4,672	—	29,854	23,087	16,781	9,207	13,880	7,574	6,306	2,784	2,784	—	3,983	3,983	—
Underground	6,718	6,718	6,718	6,718	—	—	—	—	—	—	—	—	—	9,207	9,207	9,207	9,207	—	—	—	—	—	—	—	—	—
Surface	4,672	—	—	—	—	—	—	—	—	—	4,672	4,672	—	3,983	—	—	—	—	—	—	—	—	—	3,983	3,983	—
Recycling/processing	20,914	20,396	7,267	—	20,396	7,267	13,129	518	518	—	—	—	—	16,664	13,880	7,574	—	13,880	7,574	6,306	2,784	2,784	—	—	—	—
Cost of sales, before amortisation and depreciation[3]	(22,268)	(18,440)	(6,507)	(2,149)	(16,291)	(4,358)	(11,933)	(767)	(767)	—	(3,061)	(3,061)	—	(29,838)	(23,128)	(17,096)	(9,848)	(13,281)	(7,248)	(6,032)	(3,384)	(3,384)	—	(3,326)	(3,326)	—
Underground	(2,149)	(2,149)	(2,149)	(2,149)	—	—	—	—	—	—	—	—	—	(9,848)	(9,848)	(9,848)	(9,848)	—	—	—	—	—	—	—	—	—
Surface	(3,061)	—	—	—	—	—	—	—	—	—	(3,061)	(3,061)	—	(3,326)	—	—	—	—	—	—	—	—	—	(3,326)	(3,326)	—
Recycling/processing	(17,058)	(16,291)	(4,358)	—	(16,291)	(4,358)	(11,933)	(767)	(767)	—	—	—	—	(16,664)	(13,280)	(7,248)	—	(13,281)	(7,248)	(6,032)	(3,384)	(3,384)	—	—	—	—

Adjusted EBITDA	9,198	8,522	7,353	4,444	4,078	2,909	1,169	(776)	(590)	(186)	1,452	1,582	(130)	126	483	215	(111)	594	326	268	(878)	(723)	(155)	521	641	(120)

Capital expenditure
Sustaining capital expenditure	(505)	(412)	(366)	(363)	(49)	(3)	(46)	(28)	(28)	—	(65)	(59)	(6)	(992)	(633)	(623)	(611)	(22)	(12)	(10)	(173)	(173)	—	(186)	(186)	—
Ore reserve development	(1,212)	(1,212)	(1,212)	(1,212)	—	—	—	—	—	—	—	—	—	(1,920)	(1,920)	(1,920)	(1,920)	—	—	—	—	—	—	—	—	—
Growth projects	(6,012)	(135)	(135)	(135)	—	—	—	(5,756)	—	(5,756)	(121)	(55)	(66)	(6,528)	(291)	(291)	(291)	—	—	—	(6,221)	—	(6,221)	(16)	(6)	(10)
Total capital expenditure	(7,729)	(1,759)	(1,713)	(1,710)	(49)	(3)	(46)	(5,784)	(28)	(5,756)	(186)	(114)	(72)	(9,440)	(2,844)	(2,834)	(2,822)	(22)	(12)	(10)	(6,394)	(173)	(6,221)	(202)	(192)	(10)

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(1,509)	(1,489)	(1,252)	(1,246)	(243)	(6)	(237)	(19)	(2)	(17)	(1)	—	(1)	(2,261)	(2,105)	(1,934)	(1,929)	(176)	(5)	(171)	(38)	(29)	(9)	(118)	(117)	(1)
Finance expense	(2,091)	(1,813)	(1,762)	(1,762)	(51)	—	(51)	(93)	(13)	(80)	(185)	(172)	(13)	(2,297)	(1,791)	(1,761)	(1,761)	(30)	—	(30)	(204)	(70)	(134)	(302)	(288)	(14)
(Impairments)/reversal of impairments	(12,062)	(4,230)	(4,230)	(4,230)	—	—	—	(7,832)	(28)	(7,804)	—	—	—	(9,156)	(8,824)	(8,824)	(8,824)	—	—	—	(221)	(221)	—	(111)	(4)	(107)

1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2 Includes Metallix for the four months ended 31 December 2025 since date of acquisition (see note 11.1)
3Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,477 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,171 million and R306 million, respectively,all relating to the US PGM operations as a result of the lower commodity price environment. Included in cost of sales, before amortisation and depreciation for 2024 is total write-down of inventory to net realisable value amounting to R3,774 million. This write-down mainly relates to PGM in process and PGM finished goods of R3,115 million and R659 million, respectively, all relating to the US PGM operations

Figures are in millions

	For the six months ended 31 Dec 2025 (Unaudited)
		AMERICAS						EUROPE			AUSTRALIA
				PRIMARY MINING	RECYCLING							SECONDARY MINING
SA rand	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century operation	Corporate and re- conciling items[1]
Revenue	18,843	16,287	7,947	3,971	12,316	3,976	8,340	28	28	—	2,528	2,528	—
Underground	3,971	3,971	3,971	3,971	—	—	—	—	—	—	—	—	—
Surface	2,528	—	—	—	—	—	—	—	—	—	2,528	2,528	—
Recycling/processing	12,344	12,316	3,976	—	12,316	3,976	8,340	28	28	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(14,777)	(13,153)	(5,663)	(2,219)	(10,934)	(3,444)	(7,490)	(20)	(20)	—	(1,604)	(1,604)	—
Underground	(2,219)	(2,219)	(2,219)	(2,219)	—	—	—	—	—	—	—	—	—
Surface	(1,604)	—	—	—	—	—	—	—	—	—	(1,604)	(1,604)	—
Recycling/processing	(10,954)	(10,934)	(3,444)	—	(10,934)	(3,444)	(7,490)	(20)	(20)	—	—	—	—

Adjusted EBITDA	3,563	3,040	2,201	1,669	1,371	532	839	(346)	(280)	(66)	869	925	(56)

Capital expenditure
Sustaining capital expenditure	(329)	(289)	(243)	(242)	(47)	(1)	(46)	—	—	—	(40)	(38)	(2)
Ore reserve development	(598)	(598)	(598)	(598)	—	—	—	—	—	—	—	—	—
Growth projects	(2,853)	(41)	(41)	(41)	—	—	—	(2,735)	—	(2,735)	(77)	(43)	(34)
Total capital expenditure	(3,780)	(928)	(882)	(881)	(47)	(1)	(46)	(2,735)	—	(2,735)	(117)	(81)	(36)

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(828)	(815)	(680)	(677)	(138)	(3)	(135)	(12)	—	(12)	(1)	—	(1)
Finance expense	(1,036)	(891)	(862)	(862)	(29)	—	(29)	(56)	(7)	(49)	(89)	(82)	(7)
(Impairments)/reversal of impairments	(2,460)	—	—	—	—	—	—	(2,460)	—	(2,460)	—	—	—
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R278 million. This write-down mainly relates to PGM in process and PGM finished goods of R222 million and R56 million, respectively, all relating to the US PGM operations, as a result of the lower commodity price environment

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 26

	For the six months ended 30 Jun 2025 (Unaudited)
		AMERICAS						EUROPE			AUSTRALIA
				PRIMARY MINING	RECYCLING							SECONDARY MINING
SA rand	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century operation	Corporate and re- conciling items[1]
Revenue	13,461	10,827	6,038	2,747	8,080	3,291	4,789	490	490	—	2,144	2,144	—
Underground	2,747	2,747	2,747	2,747	—	—	—	—	—	—	—	—	—
Surface	2,144	—	—	—	—	—	—	—	—	—	2,144	2,144	—
Recycling/processing	8,570	8,080	3,291	—	8,080	3,291	4,789	490	490	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(7,491)	(5,287)	(844)	70	(5,357)	(914)	(4,443)	(747)	(747)	—	(1,457)	(1,457)	—
Underground	70	70	70	70	—	—	—	—	—	—	—	—	—
Surface	(1,457)	—	—	—	—	—	—	—	—	—	(1,457)	(1,457)	—
Recycling/processing	(6,104)	(5,357)	(914)	—	(5,357)	(914)	(4,443)	(747)	(747)	—	—	—	—

Adjusted EBITDA	5,635	5,482	5,152	2,775	2,707	2,377	330	(430)	(310)	(120)	583	657	(74)

Capital expenditure
Sustaining capital expenditure	(176)	(123)	(123)	(121)	(2)	(2)	—	(28)	(28)	—	(25)	(21)	(4)
Ore reserve development	(614)	(614)	(614)	(614)	—	—	—	—	—	—	—	—	—
Growth projects	(3,159)	(94)	(94)	(94)	—	—	—	(3,021)	—	(3,021)	(44)	(12)	(32)
Total capital expenditure	(3,949)	(831)	(831)	(829)	(2)	(2)	—	(3,049)	(28)	(3,021)	(69)	(33)	(36)

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(681)	(674)	(572)	(569)	(105)	(3)	(102)	(7)	(2)	(5)	—	—	—
Finance expense	(1,055)	(922)	(900)	(900)	(22)	—	(22)	(37)	(6)	(31)	(96)	(90)	(6)
(Impairments)/reversal of impairments	(9,602)	(4,230)	(4,230)	(4,230)	—	—	—	(5,372)	(28)	(5,344)	—	—	—
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,199 million. This write-down relates to PGM in process and PGM finished goods of R949 million and R250 million, respectively, relating to the US PGM operations

For the six months ended 31 Dec 2024 (Unaudited)
		AMERICAS						EUROPE			AUSTRALIA
				PRIMARY MINING	RECYCLING							SECONDARY MINING
SA rand	Total international operations	Total US operations	US PGM operations	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century operation	Corporate and re- conciling items[1]
Revenue	16,039	12,261	8,221	4,357	7,904	3,864	4,040	1,099	1,099	—	2,679	2,679	—
Underground	4,357	4,357	4,357	4,357	—	—	—	—	—	—	—	—	—
Surface	2,679	—	—	—	—	—	—	—	—	—	2,679	2,679	—
Recycling/processing	9,003	7,904	3,864	—	7,904	3,864	4,040	1,099	1,099	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(15,383)	(12,187)	(8,412)	(4,727)	(7,460)	(3,685)	(3,775)	(1,470)	(1,470)	—	(1,726)	(1,726)	—
Underground	(4,727)	(4,727)	(4,727)	(4,727)	—	—	—	—	—	—	—	—	—
Surface	(1,726)	—	—	—	—	—	—	—	—	—	(1,726)	(1,726)	—
Recycling/processing	(8,930)	(7,460)	(3,685)	—	(7,460)	(3,685)	(3,775)	(1,470)	(1,470)	—	—	—	—

Adjusted EBITDA	260	(158)	(420)	(599)	441	179	262	(513)	(443)	(70)	931	992	(61)

Capital expenditure
Sustaining capital expenditure	(456)	(239)	(232)	(220)	(19)	(12)	(7)	(66)	(66)	—	(151)	(151)	—
Ore reserve development	(701)	(701)	(701)	(701)	—	—	—	—	—	—	—	—	—
Growth projects	(3,689)	(157)	(157)	(157)	—	—	—	(3,533)	—	(3,533)	1	(5)	6
Total capital expenditure	(4,846)	(1,097)	(1,090)	(1,078)	(19)	(12)	(7)	(3,599)	(66)	(3,533)	(150)	(156)	6

The following items are disclosed per segment in accordance with IFRS Accounting Standards
Amortisation and depreciation	(1,087)	(1,004)	(904)	(901)	(103)	(3)	(100)	(22)	(17)	(5)	(61)	(61)	—
Finance expense	(1,107)	(895)	(876)	(876)	(19)	—	(19)	(95)	(29)	(66)	(117)	(110)	(7)
(Impairments)/reversal of impairments	(1,655)	(1,325)	(1,325)	(1,325)	—	—	—	(221)	(221)	—	(109)	(2)	(107)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,857 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,592 million and R265 million, respectively, all relating to the US PGM operations
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 27

3. Revenue
The Group’s sources of revenue are:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Primary mining:
Gold mining activities	15,516	12,414	12,463	27,930	24,077
PGM mining activities[1]	38,787	26,781	28,588	65,568	59,682
Nickel refining activities	28	490	1,099	518	2,784
Secondary mining:
Zinc retreatment operation[2]	2,406	2,357	2,781	4,763	4,220
Gold tailings retreatment	5,053	4,076	3,802	9,129	7,068
Recycling:
Columbus site recycling activities	3,927	3,291	3,864	7,218	7,574
Pennsylvania site and North Carolina site recycling activities	8,340	4,789	4,040	13,129	6,306
Other:
Stream[1]	562	737	345	1,299	581
Total revenue from contracts with customers	74,619	54,935	56,982	129,554	112,292
Adjustments relating to sales of SA PGM concentrate provisional pricing[3]	169	45	45	214	74
Adjustments relating to zinc operation provisional pricing[3]	122	(213)	(102)	(91)	(237)
Total revenue	74,910	54,767	56,925	129,677	112,129
1    The difference between revenue from PGM mining activities above and total revenue from PGM mining activities as disclosed on the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International)(Wheaton stream) and the gold and platinum streaming arrangement with Franco-Nevada (Franco-Nevada stream) in the above. Revenue relating to the Wheaton stream and Franco-Nevada stream is incorporated in the Group corporate segment as described in the segment report (see note 2)
2    The difference between revenue from zinc retreatment operations above and total revenue from zinc retreatment operations on the segment report relates to the separate disclosure of revenue related to adjustments on the provisional pricing on zinc sales
3    These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised
Revenue per geographical region of the relevant operations:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Southern Africa (SA)	56,543	41,399	40,873	97,942	82,402
United States (US)	15,811	10,734	12,274	26,545	22,960
Europe (EU)	28	490	1,099	518	2,784
Australia (AUS)	2,528	2,144	2,679	4,672	3,983
Total revenue	74,910	54,767	56,925	129,677	112,129
Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Audited
Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024

SA Gold

SA and US PGM

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 28

Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Audited
Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024

Nickel refining (Europe)

Zinc retreatment (Australia)

Pennsylvania site and North Carolina site recycling (US)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 29

Revenue generated per product:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Gold	26,855	20,836	20,018	47,691	37,138
PGMs	41,081	27,864	28,818	68,945	59,547
Platinum	16,085	9,744	9,775	25,829	20,573
Palladium	11,279	7,835	9,550	19,114	19,919
Rhodium	10,292	7,681	7,306	17,973	14,747
Iridium	2,025	1,756	1,406	3,781	2,824
Ruthenium	1,400	848	781	2,248	1,484
Chrome	2,666	2,158	2,923	4,824	6,069
Nickel	491	841	1,536	1,332	3,626
Zinc	2,328	1,998	2,534	4,326	3,765
Silver	1,421	725	599	2,146	1,008
Other[1]	68	345	497	413	976
Total revenue	74,910	54,767	56,925	129,677	112,129
1 Other primarily includes revenue from cobalt and copper sales
4. Finance expense

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Notes	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Interest charge on:
Borrowings — interest	12	(871)	(922)	(975)	(1,793)	(1,946)
- US$1 billion revolving credit facility (RCF)		(128)	(105)	(123)	(233)	(185)
- R6.5 billion RCF		(110)	(138)	(97)	(248)	(97)
- R5.5 billion RCF		—	—	(93)	—	(319)
- 2026 and 2029 Notes		(442)	(463)	(456)	(905)	(928)
- US$ Convertible Bond		(185)	(195)	(191)	(380)	(389)
- Other borrowings		(6)	(21)	(15)	(27)	(28)
Borrowings — unwinding of amortised cost	12	(304)	(336)	(355)	(640)	(688)
- 2026 and 2029 Notes		(42)	(59)	(56)	(101)	(98)
- Burnstone Debt		(104)	(117)	(142)	(221)	(284)
- US$ Convertible Bond		(158)	(160)	(149)	(318)	(298)
- Other borrowings		—	—	(8)	—	(8)
Lease liabilities		(23)	(16)	(15)	(39)	(34)
Environmental rehabilitation obligation		(491)	(493)	(453)	(984)	(966)
Occupational healthcare obligation	13	(17)	(17)	(19)	(34)	(38)
Marikana dividend obligation		(43)	(42)	(96)	(85)	(188)
Deferred revenue	16	(580)	(541)	(208)	(1,121)	(371)
Other		(118)	(186)	(158)	(304)	(340)
Total finance expense		(2,447)	(2,553)	(2,279)	(5,000)	(4,571)
5. (Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Notes	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Fair value (loss)/gain on gold hedge contracts[1]		(958)	(778)	(392)	(1,736)	(448)
Fair value (loss)/gain on zinc hedge contracts[2]		(66)	222	(154)	156	(234)
Fair value gain on derivative financial instrument	12	—	—	—	—	1,733
Fair value (loss)/gain on share-based payment obligations		(289)	(131)	1,238	(420)	814
(Loss)/gain on the revised cash flow of the Burnstone Debt[3]	12	(1,805)	—	1,053	(1,805)	1,053
(Loss)/gain on the revised cash flow of the Marikana dividend obligation		(1)	6	993	5	1,046
Fair value gain on contingent consideration (related to the Kroondal acquisition)		—	—	270	—	396
Gain on the revised cash flow of the Keliber dividend obligation		290	137	811	427	811
Fair value gain/(loss) on other investments		20	165	(8)	185	(24)
Other		(594)	(12)	126	(606)	286
Total (loss)/gain on financial instruments		(3,403)	(391)	3,937	(3,794)	5,433
1 On 3 May 2023, Sibanye Gold (Pty) Ltd (SGL) concluded a gold hedge agreement which commenced on 4 May 2023. The agreement was structured at monthly average prices, comprising the delivery of 154,320 ounces of gold over 12 months (12,860 ounces per month) with a zero cost collar which established a floor and cap of R34,214 and R46,050 per ounce, respectively. On 17 November 2023, SGL concluded two additional gold hedge agreements which commenced on 17 November 2023. These agreements were structured at monthly average prices, comprising the delivery of 120,000 and 240,000 ounces of gold over 12 months, respectively. The agreements had a zero cost collar which established a floor of R34,214 per ounce for both agreements and cap of R43,545 and R43,800 per ounce, respectively. On 4 November 2024, SGL concluded a gold hedge agreement, which commenced on 2 December 2024. The agreement is structured at monthly average prices, comprising the delivery of 182,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R58,500 per ounce, respectively. On 9 December 2024, SGL concluded an additional gold hedge agreement, which commenced on 2 January 2025. The agreement is structured at monthly average prices, comprising the delivery of 168,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R54,400 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss. The fair value loss is included in the corporate and reconciling items of the SA gold section of the segment report
2 During June 2024, Century concluded two zinc hedge agreements, which both commenced on 1 July 2024. The first agreement was structured at monthly average prices, comprising the delivery of 5,940 tonnes of zinc over 18 months (330 tonnes per month) with a zero cost collar which established a floor and cap of A$4,300 and A$4,830 per tonne, respectively. The second zinc hedge agreement was structured at monthly average prices, comprising the delivery of 30,060 tonnes of zinc over 18 months (1,670 tonnes per month) with a zero cost collar which established a floor and cap of A$4,100 and A$4,340 per tonne, respectively. During November 2024, Century concluded two additional zinc hedge agreements, which both commenced in January 2025. The
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 30

first agreement comprised the delivery of 6,000 tonnes of zinc in January 2025 with a zero cost collar which establishes a floor and cap of A$4,150 and A$4,500 per tonne, respectively. The second zinc hedge agreement was structured at monthly average prices, comprising the delivery of 12,000 tonnes of zinc over 12 months (1,000 tonnes per month) with a zero cost collar which established a floor and cap of A$4,200 and A$4,780 per tonne, respectively. During March 2025, Century concluded an additional zinc hedge agreement, which commenced in April 2025. The agreement comprised the delivery of 5,112 tonnes of zinc over 9 months (568 tonnes per month) with a zero cost collar which established a floor and cap of A$4,200 and A$4,950 per tonne, respectively. During H2 2025, Century concluded four additional hedge agreements which all commenced on 1 January 2026. The first agreement comprises the delivery of 3,300 tonnes of zinc over 6 months (550 tonnes per month) with a zero cost collar which established a floor and cap of A$4,250 and A$4,800 per tonne. The second agreement comprises the delivery of 6,000 tonnes of zinc over 6 months (1,000 tonnes per month) with a zero cost collar which established a floor and cap of A$4,200 and A$4,750 per tonne. The third agreement comprises the delivery of 2,700 tonnes of zinc over 6 months (450 tonnes per month) with a zero cost collar which established a floor and cap of A$4,250 and A$4,800 per tonne. The fourth agreement comprises the delivery of 12,000 tonnes of zinc over 6 months (2,000 tonnes per month) with a zero cost collar which established a floor and cap of A$4,300 and A$4,900 per tonne. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
3 The loss on the revised cash flows of the Burnstone Debt relates to the increase in the Burnstone Debt to R4,005 million (30 June 2025 R2,254 million and 31 December 2024 R2,260 million). The repayment terms of the Burnstone Debt is linked to the expected cash flows over the Burnstone life of mine, and the increase in the debt is as a result of the higher gold prices over that expected life. The amount is included in the corporate and reconciling items of the SA gold section of the segment report
6. Other costs and other income
6.1 Other costs

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Care and maintenance[1]	(1,099)	(662)	(830)	(1,761)	(1,609)
Corporate and social investment costs	(190)	(162)	(245)	(352)	(405)
Cost incurred on employee and community trusts	(256)	(108)	(204)	(364)	(204)
Exploration costs	(2)	(2)	(11)	(4)	(36)
Non-mining royalties	8	(28)	(47)	(20)	(73)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(798)	—	(248)	(798)	(486)
Service entity costs	(205)	(165)	(306)	(370)	(466)
Onerous contract provision	—	—	(200)	—	(200)
Other	(608)	(532)	(880)	(1,140)	(1,243)
Total other costs	(3,150)	(1,659)	(2,971)	(4,809)	(4,722)
1 Care and maintenance costs mainly includes Cooke (included in the gold corporate and reconciling segment) amounting to R1,132 million and R652 million for the year and six months ended 31 December 2025, respectively (six months ended 30 June 2025: R480 million, six months ended 31 December 2024: R505 million, year ended 31 December 2024: R970 million), Burnstone (included in the gold corporate and reconciling segment) amounting to R206 million and R117 million for the year and six months ended 31 December 2025, respectively (six months ended 30 June 2025: R89 million, six months ended 31 December 2024: R178 million, twelve months ended 31 December 2024: R194 million) and Sandouville amounting to R194 million for the year and six months ended 31 December 2025, respectively. Care and maintenance costs for the year ended 31 December 2024 also included R340 million (six months ended 31 December 2024: R97 million) and R69 million (six months ended 31 December 2024: R35 million) related to Kloof and Marikana, respectively
6.2 Other income

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	205	98	40	303	40
Service entity income	168	154	143	322	307
Sundry income	161	175	235	336	389
Onerous contract provision utilisation/change in estimate	—	124	693	124	1,017
Insurance proceeds	186	88	63	274	875
Gain/increase in equity-accounted investment	5	—	1	5	2
Gain on assets held for sale	16	—	—	16	—
Total other income	741	639	1,175	1,380	2,630
7. Impairments and reversal of impairments
The Group performed its annual impairment testing, for goodwill and cash-generating units (CGUs) where indicators of impairment existed, at 31 December 2025. The table below is a breakdown of the impairment losses and reversal of previously recognised impairment losses recognised for each period ended.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Impairment of mining assets and goodwill	(6,223)	(9,602)	(1,489)	(15,825)	(9,113)
Impairment of right-of-use assets - mining assets	(16)	—	(60)	(16)	(60)
Impairment reversal of mining assets and goodwill	1,924	—	—	1,924	—
Impairment of investment in equity-accounted investee[1]	—	(64)	—	(64)	—
Other impairment	(26)	—	—	(26)	—
Total impairments and reversal of impairments	(4,341)	(9,666)	(1,549)	(14,007)	(9,173)
1 Mimosa's updated life-of-mine at 30 June 2025 indicated above US dollar inflationary increases in working costs and capital costs, and included a Zimbabwean beneficiation tax which resulted in a decrease in the expected future net cash flows from Mimosa. The lower value in use led to an after tax equity-accounted impairment of property, plant and equipment amounting to R535 million and the impairment of the investment in the equity-accounted investee of R64 million, before the impact of deferred tax (net an impairment of R461 million) (see note 9.3) (included in SA PGM on the segment report — see note 2). The weighted average PGM (4E) basket price, nominal discount rate and life-of-mine used in the Mimosa impairment assessment was R25,745/4Eoz, 20.67% and 8 years, respectively. The recoverable amount at 30 June 2025 was determined as R2,208 million
The carrying value of the Kloof CGU was impaired by R3,779 million and the carrying value of the Keliber CGU was impaired by R2,460 million at 31 December 2025 in addition to the R5,344 million recognised at 30 June 2025.
•The impairment recognised at Kloof was due to a decrease in the life of mine as a result of logistical constraints, seismicity and safety concerns to access higher grade areas, that resulted in a decrease in the recoverable amount at 31 December 2025.
•The impairment of Keliber was due to a further decrease in the consensus long-term forecasted lithium hydroxide price compared to 30 June 2025 and the decision to proceed with an extended start-up profile resulting in a decrease in the recoverable amount as at 31 December 2025.
The impairment recognised at 30 June 2025 at the US PGM operations (Stillwater CGU) resulted from the One Big Beautiful Bill Act that was signed into US law and indicates a phase out and termination of Section 45X credits. Under the phase out and termination rules, any applicable critical
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 31

mineral produced after 31 December 2030 is phased out with 25% over a period of 4 years commencing from 2031. This resulted in decreased future net cash flows from the US PGM operations and a reduction in value in use at 30 June 2025, and consequently to an impairment of property, plant and equipment of R4,230 million. The impairment recognised on Keliber at 30 June 2025 was due to a decrease in the consensus long-term forecasted lithium hydroxide price and an increased discount rate that resulted in a decrease in the expected future net cash flows from Keliber and the value in use at 30 June 2025, and resulted in an impairment of property, plant and equipment.
The carrying values of Beatrix, Driefontein and Burnstone were increased at 31 December 2025 by a reversal of previously recognised impairment losses of R449 million, R167 million and R1,307 million, respectively. The reversals of impairment resulted from the higher gold price outlook and sustained operational improvements at the Beatrix and Driefontein operations and translated to an increase in the expected future net cash flows and recoverable amounts at Beatrix, Driefontein and Burnstone.
The impairment of mining assets recognised during 2025 relates to the following classes of assets and CGUs:

Figures in million - SA rand	Six months ended									Year ended
	Unaudited				Unaudited					Unaudited
	Dec 2025				June 2025					Dec 2025
	Keliber	Kloof	Other	Total	Stillwater	Keliber	Kloof	Other	Total	Stillwater	Keliber	Kloof	Other	Total
Mine development, infrastructure and other	(1,771)	(3,470)	—	(5,241)	(4,230)	(4,929)	—	(28)	(9,187)	(4,230)	(6,700)	(3,470)	(28)	(14,428)
Land, mineral rights and rehabilitation	(689)	(293)	—	(982)	—	(415)	—	—	(415)	—	(1,104)	(293)	—	(1,397)
Right-of-use assets	—	(16)	—	(16)	—	—	—	—	—	—	—	(16)	—	(16)
Total impairments	(2,460)	(3,779)	—	(6,239)	(4,230)	(5,344)	—	(28)	(9,602)	(4,230)	(7,804)	(3,779)	(28)	(15,841)
The impairment reversals of mining assets recognised during 2025 relates to the following classes of assets and CGUs:

Figures in million - SA rand	Six months and year ended
	Unaudited
	Dec 2025
	Beatrix	Driefontein	Burnstone	Total
Mine development, infrastructure and other	418	152	1,307	1,877
Land, mineral rights and rehabilitation	31	15	—	46
Total impairments	449	167	1,307	1,923
The assumptions applied in the recoverable amount calculations for the Stillwater, Kloof, Beatrix, Driefontein and Keliber CGUs are set out below:

		Unaudited		Unaudited
		June 2025		December 2025
		Stillwater	Keliber	Kloof	Beatrix	Driefontein	Burnstone	Keliber
Average PGM (2E) basket price[1]	US$/2Eoz	1,118	—	—	—	—	—	—
Average lithium hydroxide price[1]	US$/t	—	17,972	—	—	—	—	17,475
Average gold price[1]	R/kg	—	—	2,295,754	1,983,927	1,856,994	1,670,512	—
Inflation rate[2]	%	2.1	2.0	3.5	3.5	3.5	3.5	2.0
Nominal discount rate[3]	%	10.56	11.19	11.68	12.76	13.52	15.22	10.14
Life-of-mine[4,5]	years	67	20	1	6	11	23	20
Recoverable amount[6]	R' million	9,361	9,359	—	9,341	20,581	13,039	8,925
1 The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2 The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3 The nominal discount rate is calculated as the weighted average cost of capital of the CGU
4 Periods longer than five years for inclusion in the impairment test are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of the mine based on the available reserves
5 In respect of Keliber, if the life-of-mine is not extended meaningfully, it is estimated that the concentrator and refinery will continue with external purchases of spodumene concentrate. A minimum of 6 years post life-of-mine were assumed for external purchase of spodumene concentrate
6 The recoverable amount (fair value less cost of disposal) was estimated using discounted cash flows. The fair value measurement was categorised as a Level 3 fair value based on the inputs in the valuation technique used
Group impairment assumptions
The cash flows are based on the annual life-of-mine plans that takes into account the following:
•Proved and probable ore reserves of the CGU and conversion of resources where appropriate
•Revenue based on consensus forecast commodity prices, and operating costs
•Sustaining capital expenditure estimates over the life-of-mine plan
•Developmental capital expenditure, where applicable
The Group's estimates and assumptions used for the 31 December 2025 impairment calculations include:

		Gold operations		PGM operations		Pennsylvania site recycling
		Unaudited	Audited	Unaudited	Audited	Unaudited	Audited
		Dec 2025	Dec 2024	Dec 2025	Dec 2024	Dec 2025	Dec 2024
Average gold price[2]	R/kg	1,903,056	1,324,530
Average PGM (4E) basket price[2]	R/4Eoz			28,890	26,963
Average PGM (2E) basket price[2]	US$/2Eoz			1,134	1,120
Average gold price[2]	US$/oz					3,562	2,329
Average silver price[2]	US$/oz					44	29
Nominal discount rate — South Africa[3,4]	%	11.7 - 13.5	14.3 - 15.7	13.9 - 16.3	21.3 - 21.5
Nominal discount rate — United States[4]	%			11.6	13.0	13.1	15.3
Inflation rate — South Africa[5]	%	3.5	5.0	3.5	5.0
Inflation rate — United States[5]	%			2.2	2.1	2.2	2.1
Life-of-mine[6]	years	1 - 11	4 - 10	1 - 66	13 - 45	N/A	N/A
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 32

1 The Keliber impairment assessment at 31 December 2025 applied an average lithium hydroxide price of US$17,475/t (2024: US$18,640/t), nominal discount rate of 10.14% (2024: 9.9%), inflation rate of 2% (2024: 2%) and a life-of-mine of 20 years (2024: 23 years)
2 The average prices and the exchange rate were derived by considering various bank and commodity broker consensus forecasts. The average gold price used in the impairment assessment of the Burnstone project was R1,670,512/kg (2024: R1,189,493/kg). No impairment assessment was performed for Mimosa at 31 December 2025. The weighted average PGM (4E) basket price used for the Mimosa equity-accounted joint venture at 31 December 2024 was R25,433/4Eoz
3 Nominal discount rate for the Burnstone project is 15.2% (2024: 17.5%) and for the equity-accounted joint venture Mimosa at 31 December 2024 was 22.7%
4 The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
5 The inflation rate is based on the expected forecast inflation rate in the geographical region which most affects the CGU's cash flows
6 Periods longer than five years are used for determining the recoverable amount and is considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
Results of impairment assessments for the Group's CGUs and goodwill allocated to CGUs
No impairment was recognised at 31 December 2025 for the Group's CGUs, other than disclosed above, or any CGUs with allocated goodwill.
8. Mining and income tax

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Tax on profit before tax at maximum South African statutory company tax rate (27%)	(543)	654	(435)	111	1,138
South African gold mining tax formula rate adjustment	(155)	(14)	60	(169)	41
US statutory tax rate adjustment	(21)	(6)	(9)	(27)	(40)
US state tax adjustment	41	(17)	99	24	365
Non-taxable Section 45X credit	306	1,364	—	1,670	—
Non-taxable dividend received	4	2	—	6	—
Non-deductible finance expense	(34)	(67)	(238)	(101)	(320)
Non-deductible share-based payments	(7)	(4)	(4)	(11)	(7)
Non-taxable gain on fair value of financial instruments	8	32	1,296	40	1,196
Non-deductible loss on foreign exchange differences	(7)	(6)	(2)	(13)	(10)
Non-taxable share of results of equity-accounted investees	208	(114)	21	94	59
Non-deductible impairments	5	(18)	—	(13)	—
Non-deductible transaction costs	(1,001)	(47)	15	(1,048)	(62)
Tax adjustment in respect of prior periods	(30)	(16)	(100)	(46)	(81)
Net other non-taxable income and non-deductible expenditure	462	130	(743)	592	(210)
Change in estimated deferred tax rate	(88)	(15)	577	(103)	364
Deferred tax assets unrecognised or derecognised[1]	(1,991)	(3,343)	(858)	(5,334)	(3,929)
Mining and income tax	(2,843)	(1,485)	(321)	(4,328)	(1,496)
Effective tax rate	141%	(61%)	20%	(1053%)	(36%)
1 The amount for the year ended 31 December 2025 relates mainly to unrecognised deferred tax assets at the Stillwater, Keliber, Sandouville, Burnstone and Cooke amounting to R4,968 million. The amount for the year ended 31 December 2024 relates mainly to unrecognised deferred tax assets at the Stillwater and Cooke amounting to R3,847 million
9. Earnings per share
9.1 Basic earnings per share

	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Ordinary shares in issue (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
Adjustment for weighting of ordinary shares in issue (’000)	—	—	—	—	—
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(1,580)	(3,591)	38	(5,171)	(7,297)
Basic earnings per share (EPS) (cents)	(56)	(127)	1	(183)	(258)
9.2 Diluted earnings per share
The vesting of equity-settled share options issued by DRDGOLD and the assumed conversion of the US$ Convertible Bond could potentially dilute basic earnings per share in future through the dilution of earnings attributable to the Group and the increase in ordinary shares in issue, respectively. However, these instruments were anti-dilutive for all periods presented.
9.3 Headline earnings per share

Figures in million - SA rand unless otherwise stated	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
(Loss)/profit attributable to owners of Sibanye-Stillwater	(1,580)	(3,591)	38	(5,171)	(7,297)
Loss/(gain) on disposal of property, plant and equipment	30	(16)	(20)	14	(55)
Impairments and reversal of impairments	4,341	9,666	1,549	14,007	9,173
Impairment recognised by equity-accounted investee, net of tax	—	461	—	461	19
Foreign exchange movement recycled through profit or loss	13	4	29	17	55
Compensation for losses incurred	(75)	(67)	(26)	(142)	(26)
Gain on assets held for sale	(16)	—	—	(16)	—
Taxation effect of remeasurement items	(675)	(4)	(27)	(679)	(52)
Re-measurement items, attributable to non-controlling interest	(498)	(1,081)	—	(1,579)	—
Headline earnings	1,540	5,372	1,543	6,912	1,817
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
Headline EPS (cents)	54	190	55	244	64
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 33

9.4 Diluted headline earnings per share
The assumed conversion of the US$ Convertible Bond was dilutive in respect of headline earnings per share for the twelve months ended 31 December 2025 and the six months ended 30 June 2025, however the convertible bonds were anti-dilutive for all other periods presented.

Figures in million - SA rand unless otherwise stated	Six months ended		Year ended
	Unaudited	Unaudited	Unaudited	Audited
	June 2025	Dec 2024	Dec 2025	Dec 2024
Headline earnings	5,372	1,543	6,912	1,817
Adjusted for impact of the US$ Convertible bond:	311	—	613	—
- Interest charge and unwinding of amortised cost	355	—	698	—
- Tax effect	(44)	—	(85)	—
Diluted headline earnings	5,683	1,543	7,525	1,817

Adjusted weighted average number of shares ('000)	2,830,567	2,830,567	2,830,567	2,830,567
Potential ordinary shares - US$ Convertible Bond ('000)	374,056	—	374,056	—
Diluted ordinary shares - US$ Convertible Bond ('000)	3,204,623	2,830,567	3,204,623	2,830,567
Diluted headline EPS (cents)	177	55	235	64
10. Dividends
Dividend policy
The Group’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, consistently considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate.
In line with Sibanye-Stillwater’s dividend policy and its Capital Allocation Framework, the Board of Directors resolved to declare a final dividend of 131 SA cents per share. The dividend amounts to a payout of 35% of normalised earnings for the year ended 31 December 2025.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(1,580)	(3,591)	38	(5,171)	(7,297)
Adjusted for:
Loss/(gain) on financial instruments	3,403	391	(3,937)	3,794	(5,433)
Loss/(gain) on foreign exchange differences	6	(161)	202	(155)	215
Loss/(gain) on disposal of property, plant and equipment	30	(16)	(20)	14	(55)
Impairments and reversal of impairments	4,341	9,666	1,549	14,007	9,173
Restructuring costs	5	242	250	247	550
Transaction and project costs	4,125	418	505	4,543	851
Occupational healthcare obligation expense/(gain)	46	3	(77)	49	(76)
Gain/increase in equity-accounted investment	(5)	—	(1)	(5)	(2)
Provision for community costs post closure	—	—	—	—	24
Gain on assets held for sale	(16)	—	—	(16)	—
Cyber security costs	—	—	67	—	67
Change in estimated deferred tax rate	88	15	(577)	103	(364)
Share of results of equity-accounted investees after tax	(769)	432	(76)	(337)	(212)
Corporate leadership costs	41	9	—	50	—
Section 45X credits recognised for 2023 and 2024	—	(4,403)	—	(4,403)	—
Compensation for losses incurred	(75)	(67)	(26)	(142)	(26)
Tax effect of the items adjusted above	(707)	(168)	32	(875)	332
Non-controlling interest effect of the items listed above	(202)	(938)	819	(1,140)	793
Normalised earnings[1]	8,731	1,832	(1,252)	10,563	(1,460)
1 Normalised earnings, as defined and reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
11. Acquisitions
11.1 Metallix Refining (Metallix) business combination
Sibanye-Stillwater concluded the acquisition of Metallix on 4 September 2025 (effective date) by acquiring 100% of the Metallix group of entities for a cash consideration of US$129 million. Metallix operates two processing and recycling operations in Greenville, North Carolina and produces recycled precious metals, including gold, silver and platinum group metals, primarily from industrial waste streams. Metallix has a global customer base, which it services from the United Kingdom and South Korea, in addition to its customers in the United States. Metallix will complement the Group’s US recycling operations in Montana and Reldan in Pennsylvania, adding processing capacity, proprietary technology and knowledge and experience.
Metallix's financial results were consolidated from the effective date. For the four months ended 31 December 2025, Metallix contributed revenue of R1,658 million (US$93 million) and a loss of R334 million (US$19 million) to the Group's results. Ignoring the depreciation of fair value adjustments relating to property, plant and equipment and intangible assets, as well as the fair value adjustment relating to inventory recognised in cost of sales for the four months ended 31 December 2025, Metallix would have contributed approximately R50 million (US$2.8 million) profit. Total revenue and total net loss of the Group for the year ended 31 December 2025 would have been R132,810 million (US$7,428 million) and R4,513 million
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 34

(US$252 million) had the acquisition been effective from 1 January 2025, after taking into account amortisation of fair value adjustments to property, plant and equipment, intangible assets and the cost of sales adjustment relating to inventory. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would be the same if the acquisition occurred on 1 January 2025. The functional currency of Metallix is the US dollar.
The purchase price allocation on the effective date was prepared on a provisional basis in accordance with IFRS 3 Business Combinations (IFRS 3) for, amongst others, inventory, accounts receivable and accounts payable, contingent liabilities, provisions, as well as any resultant deferred tax implications. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
Consideration
The fair value of the consideration is as follows:

Figures in million - SA rand
Unaudited
Dec 2025
Consideration paid	2,277
Total consideration	2,277
Metallix acquisition related costs
The Group incurred total acquisition related costs of R175 million for the year ended 31 December 2025 on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.
Identified assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand
		Unaudited
	Note	Dec 2025
Property, plant and equipment[2]		653
Intangible assets[2]		162
Other receivables		107
Inventories[2]		1,161
Trade and other receivables		134
Cash and cash equivalents[3]		383
Other payables		(38)
Deferred tax		(197)
Tax and royalties payable		(38)
Trade and other payables		(59)
Fair value of identifiable net assets acquired[1]		2,268
1 Carrying value approximates fair value, except as detailed in footnote 2 below
2 Fair value of assets and liabilities for which the carrying value does not approximate fair value, excluding those not within the IFRS 3 measurement scope, were determined as follows:
•The fair value of property, plant and equipment was determined based on a combination of valuation approaches for specific asset classes. The valuation techniques includes using a market approach (sales comparables)and an indirect cost approach based on indexed historical costs (depreciated replacement cost)
•The fair value of intangible assets was determined based on the relief-from-royalty method which considers the discounted estimated royalty payments that are avoided as a result of ownership as well as an income approach (multi-period excess earnings method) which considers the present value of future net cash flows to value the vendor relationships. A cost approach was used for the valuation of Metallix software as it does not generate cash flows independently
•The fair value of inventories was based on an assessment of net realisable value
3 The transaction results in net cash paid of R1,894 million based on cash and cash equivalents acquired of R383 million and cash consideration paid of R2,277 million
Goodwill
Goodwill arising from the business combination is as follows:

Figures in million - SA rand
Unaudited
Dec 2025
Consideration paid	2,277
Fair value of identifiable net assets acquired	(2,268)
Goodwill	9
The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from the Group's recycling business across the US.
The table below provides a summary of the net cash paid on the acquisition of Metallix during the year ended 31 December 2025:

Figures in million – SA rand
Unaudited
Dec 2025
Metallix acquisition, net of cash acquired	(1,894)
Cash consideration paid	(2,277)
Cash and cash equivalents acquired	383

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 35

11.2 Reldan business combination (revised)
Sibanye-Stillwater successfully concluded the acquisition of the Reldan group of companies (Reldan) on 15 March 2024 by acquiring 100% of the shares and voting interest. Reldan is a recycling group which reprocesses various waste streams to recycle precious metals and is based in Pennsylvania, USA. In addition to Reldan's US operations, it has also established a presence in Mexico and India where it has forged strategic joint ventures with local partners. The acquisition complements the Group's US PGM recycling business in Montana and enhances its exposure to the circular economy. Reldan's financial results were consolidated from the effective date and the functional currency of Reldan is the US dollar.
The purchase price allocation (PPA) for the six months ended 30 June 2024, and year ended 31 December 2024, was prepared on a provisional basis in accordance with IFRS 3. During the 12 month measurement period commencing on the acquisition date, management provisionally revised the initial PPA previously recognised at 30 June 2024 and at 31 December 2024 due to new information obtained in accordance with IFRS 3. For the six months ended 30 June 2025, a final payment amounting to US$5 million (R96 million) was made to the sellers. This relates to a process completed by March 2025, whereby the sellers determined that an additional amount was due to them in terms of the purchase and sales agreement relating to their tax obligations.
The following table summarises the differences from amounts reported at 31 December 2024 due to the final revised PPA:

Figures in million - SA rand
	Unaudited
	Jun 2025
	As previous	As revised	Final payment
Fair value of identifiable net assets acquired	2,769	2,769	—

Consideration paid[1]	2,943	3,039	96
Fair value of NCI put liability[2]	109	109	—
Total consideration	3,052	3,148	96

Goodwill[3,4,5]	283	379	96
1 Cash consideration amounted to US$155.9 million (R2,920 million) paid in 2024. Due to new information obtained, cash consideration paid on the Reldan acquisition increased by US$5 million (R96 million) which was paid by 31 March 2025
2 Related to an NCI put option in respect of an intermediate Reldan holding company which holds an interest in the Indian joint venture operations, and may require the Group to purchase shares from the non-controlling shareholders of Reldan if exercised by the NCI. The put option can be exercised by the NCI between three and five years after the effective date at market price
3 The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from enhancing the Group's recycling business across the US, Mexico and India
4 US tax legislation requires the purchase consideration to be allocated in order to determine future tax deduction. An amount of R1,188 million (US$63 million) is estimated to be deductible for tax purposes in the future
5 The calculation of goodwill, previously amounting to R283 million as revised at 31 December 2024, was finalised at 31 March 2025 based on new information obtained before the 12 months remeasurement period in terms of IFRS 3 was completed. The net adjustments based on the new information obtained resulted in additional goodwill of R96 million recognised in the prior year
12. Borrowings

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Notes	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Balance at beginning of the period		42,411	41,687	37,316	41,687	36,618
Borrowings acquired on acquisition of subsidiaries	11	—	—	—	—	84
Loans raised		4,828	3,084	6,983	7,912	8,278
R6.5 billion RCF		2,500	500	1,000	3,000	1,000
Keliber facility		1,983	1,868	5,618	3,851	5,618
Other borrowings		345	716	365	1,061	1,660
Loans repaid		(3,355)	(1,528)	(2,571)	(4,883)	(3,335)
R6.5 billion RCF		(3,000)	(500)	(2,000)	(3,500)	(2,000)
Other borrowings		(355)	(1,028)	(571)	(1,383)	(1,335)
Unwinding of loans recognised at amortised cost	4	304	336	355	640	688
Accrued interest	4	871	922	975	1,793	1,946
Accrued interest paid		(1,036)	(1,050)	(993)	(2,086)	(1,947)
Loss/(gain) on the revised cash flow of the Burnstone Debt	5	1,805	—	(1,053)	1,805	(1,053)
Borrowing costs capitalised		226	183	64	409	64
(Gain)/loss on foreign exchange differences and foreign currency translation		(2,797)	(1,223)	611	(4,020)	344
Balance at end of the period		43,257	42,411	41,687	43,257	41,687
Borrowings and facilities consist of:

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024
US$1 billion RCF[1]	—	—	—
R6.5 billion RCF[2,3]	2,500	3,000	3,000
US$ Convertible Bond	7,291	7,657	7,921
2026 and 2029 Notes	19,824	21,214	22,354
Burnstone Debt	4,005	2,254	2,260
Keliber facility	9,547	8,173	5,724
Other borrowings[4]	90	113	428
Borrowings	43,257	42,411	41,687
Current portion of borrowings[5]	(11,402)	(275)	(552)
Non-current borrowings	31,855	42,136	41,135
1 The facility is undrawn at 31 December 2025 and at the date of this report
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 36

2 The R6.5 billion RCF is affected by the IBOR reform amendments to IFRS Accounting Standards, which came into effect on 1 January 2021. The R6.5 billion RCF is linked to the JIBAR for the foreseeable future and will transition to a new interest rate ((South African Rand Overnight Index Average) (ZARONIA)) prior to the date on which the JIBAR will no longer be available for use. At 31 December 2025, there is no significant impact on the Group as a result of IBOR reform and the Group will assess any potential impact when the facility is transitioned to the ZARONIA
3 During H2 2025, all facility lenders have approved the first one-year extension resulting in the R6.5 billion RCF facility, now maturing in August 2028
4 Other borrowings consist mainly of overnight facilities, working capital and overdraft borrowings facilities at Keliber, Sandouville, Century, Reldan and Metallix
5 This amount includes the 2026 Notes which matures November 2026 (R11,185 million). The Group has commenced with its plan to the refinance these Notes, which are expected to conclude before 30 June 2026
12.1 Capital management
Debt maturity
The following are contractually due, undiscounted cash flows resulting from maturities of borrowings, including interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and two years	Between two and three years	Between three and five years	After five years
31 December 2025
Capital
R6.5 billion RCF	2,500	—	—	2,500	—	—
2026 and 2029 Notes	19,884	11,185	—	—	8,699	—
US$ Convertible Bond	8,285	—	—	8,285	—	—
Burnstone Debt	2,707	—	—	—	129	2,578
Keliber facility	9,720	—	700	1,868	4,167	2,985
Other borrowings	99	14	12	12	26	35
Interest[1]	15,553	1,734	1,340	1,184	1,609	9,686
1 The interest amount after five years relates mainly to interest payments in respect of certain facilities of the Burnstone debt, which are not subject to fixed repayments. Repayments relate largely to interest charges according to the latest life of mine model
Net debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024
Adjusted borrowings[1]	39,252	40,157	39,426
Adjusted cash and cash equivalents[2]	17,129	20,966	16,002
Net debt[3]	22,123	19,191	23,424
Adjusted EBITDA[4]	37,800	21,513	13,088
Net debt to adjusted EBITDA (ratio)[5]	0.59	0.89	1.79
1Adjusted borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings are therefore adjusted to exclude the Burnstone debt
2Cash and cash equivalents exclude cash of Burnstone
3Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, excludes the Burnstone debt. Net debt excludes cash of Burnstone
4See note 20
5Net debt to adjusted EBITDA ratio is a pro forma performance measure and is defined as net debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Net debt to adjusted EBITDA is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
13. Environmental rehabilitation obligation and other provisions
The following table summarises the environmental rehabilitation obligation and other provisions of the Group:

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024
Environmental rehabilitation obligation[1,2]	14,000	12,034	11,805
Other provisions	278	320	444
Balance at the end of the period	14,278	12,354	12,249
Current portion of environmental rehabilitation obligation and other provisions	(161)	(203)	(327)
Non-current portion of environmental rehabilitation obligation and other provisions	14,117	12,151	11,922
1 Environmental rehabilitation obligations amounting to R480 million at 31 December 2025 (30 June 2025: R470 million, 31 December 2024: R451 million) was classified as liabilities associated with assets held for sale (see note 17)
2 The movement in the environmental rehabilitation obligation is mainly due to the change in key assumptions as illustrated in the table below which includes a decrease in the discount rates from 31 December 2024. The movement is also due to extensive planning at Sandouville for post-closure upon the Sandouville operation being placed in care-and-maintenance and ultimate closure of the plant. The key assumptions included in the environmental rehabilitation calculation at 31 December 2025 are as follows:

	Inflation rate (%)		Discount rate (%)		Discount period (years)
	2025	2024	2025	2024	2025	2024
SA gold operations	6.5	7.0	6.3 - 9.1	8.3 - 11.1	1 - 26	1 - 25
SA PGM operations	6.5	7.0	6.3 - 8.9	8.3 - 11.1	1 - 45	1 - 45
US PGM operations	3.5	3.5	4.8	4.8	31 - 66	25 - 35
European operations	2.5	2.5	2.1 - 3.8	2.3 - 3.0	1 - 26	2 - 23
Australian operations	2.5	2.5	4.3	3.9	1 - 18	5 - 19

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 37

Appian Capital legal settlement
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements (the Atlantic Nickel SPA and the MVV SPA, respectively (together, the SPAs)) to acquire the Santa Rita nickel mine and Serrote copper mine (together, the Assets) from affiliates of Appian Capital Advisory LLP (Appian). On 9 November 2021, a geotechnical event occurred at the Santa Rita Mine. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of the Santa Rita Mine. Sibanye-Stillwater therefore considered that a condition to closing under the Atlantic Nickel SPA had not been satisfied. Accordingly, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA on 24 January 2022. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, Sibanye-Stillwater also gave notice of termination of the MVV SPA on the same day. On 3 February 2022, Appian sent a letter to Sibanye-Stillwater indicating that it was terminating the SPAs by reason of Sibanye-Stillwater’s wrongful repudiation and/or renunciation of the SPAs.
Legal proceedings commenced in 2024. The first phase of the proceedings related to whether the geotechnical event was, or could reasonably be expected to be, material and adverse (the Liability Trial). In a judgment handed down on 10 October 2024, the Court ruled that the geotechnical event was not, and was not reasonably expected to be, material and adverse, such that Sibanye-Stillwater was not entitled to terminate the SPAs. However, the Court dismissed Appian's claim of wilful misconduct, ruling that the management of Sibanye-Stillwater genuinely believed that it was entitled to terminate the SPAs in the best interests of Sibanye-Stillwater.
The second phase of the proceedings was scheduled to proceed to trial in November 2025 (the Quantum Trial), at which the Court would have determined the damages that Sibanye-Stillwater may be required to pay to Appian. On 10 November 2025, before the Quantum Trial commenced, Sibanye-Stillwater and Appian agreed a commercial settlement of the dispute for a total payment of US$215 million (R3,565 million) (including legal fees). The Group recognised the settlement of the dispute under transaction and project costs on the income statement and included it in Group corporate on the segment report. Some of the legal fees were already settled after the Liability Trial, with the remaining amount settled on 9 December 2025, after South African Reserve Bank approval.
14. Cash-settled share-based payment obligations
The following table summarises the share-based payment obligations of the Group:

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024
Cash-settled share-based payment — Rustenburg operation B-BBEE transaction	1,453	1,385	1,286
Cash-settled share-based payment — Marikana B-BBEE transaction	494	273	241
Cash-settled share-based payment — Employee incentive scheme	1,692	798	280
Balance at the end of the period	3,639	2,456	1,807
Current portion of cash-settled share-based payment obligations	(935)	(457)	(121)
Non-current portion of cash-settled share-based payment obligations	2,704	1,999	1,686
15. Other payables

Figures in million - SA rand
	Unaudited	Unaudited	Revised - unaudited
	Dec 2025	June 2025	Dec 2024
Marikana dividend obligation	810	766	730
Keliber dividend obligation	—	298	388
Metals borrowings liability	1,667	1,092	855
NCI put liability	96	103	109
Gold and zinc hedge derivative liability	468	729	494
Other non-current payables	640	1,015	969
Other payables	3,681	4,003	3,545
Current portion of other payables	(2,279)	(2,274)	(1,730)
Non-current other payables	1,402	1,729	1,815
Metals borrowings liability
The metals borrowings liability relates to precious metals that are borrowed and repaid by the Reldan recycling operations (Pennsylvania site) under a consignment arrangement with a financial institution for working capital cash management purposes, and was acquired by the Group as part of the acquisition of Reldan in 2024. The liability is measured at fair value according to the market borrowing position, with fair value movements recognised in profit or loss.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Balance at the beginning of the period	1,092	855	—	855	—
Initial recognition on acquisition of subsidiary	—	—	956	—	956
Net cash advances/metal credits received	4,733	3,346	4,337	8,079	4,337
Settlements through delivery of metals	(4,519)	(3,126)	(4,308)	(7,645)	(4,308)
Loss/(gain) on commodity price movements	461	73	(136)	534	(136)
Foreign currency translation reserve	(100)	(56)	6	(156)	6
Balance at end of the period	1,667	1,092	855	1,667	855

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 38

16. Deferred revenue
The table below summarises the total deferred revenue liability of the Group:

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024
Wheaton stream	6,174	6,131	6,164
Franco-Nevada stream	8,151	8,730	—
Gold prepay	819	1,233	1,626
Chrome prepay	—	—	733
Century deferred proceeds	101	—	—
Reldan deferred proceeds	117	191	120
Total deferred revenue at the end of the period	15,362	16,285	8,643
Current portion of deferred revenue	(1,204)	(1,119)	(1,660)
Non-current portion of deferred revenue	14,158	15,166	6,983
On 19 December 2024 Sibanye-Stillwater entered into a US$500 million streaming agreement with Franco-Nevada in exchange for the sale of gold and platinum streams with reference to the Marikana, Kroondal, and Rustenburg operations. The last condition precedent was completed during February 2025, after which US$500 million (R9,215 million) upfront cash payment cash was received on 28 February 2025.
The key inputs and assumptions of the Franco-Nevada stream are as follows:

Key input	Estimate at period end	Further information
Estimated financing rate over life of the arrangement	8.76%	Rate applied at initial recognition to discount the platinum and gold stream, based on the expected gold and platinum to be delivered (including a determined number of resources).
Remaining life of stream	Marikana - 86 years Rustenburg - 106 years	The life of the stream is based on the approved life-of-mine for Marikana, Rustenburg (excluding Kroondal) and Kroondal plus a determined number of resources. The resources included were determined based on an evaluation of specific mining areas and possible projects at the mining areas.
Platinum entitlement percentage	1% of platinum production
1% of refined platinum ounces up to delivery of 48,000 ounces, after which it increases to 2.1% of refined platinum ounces up to delivery of 294,000 ounces in aggregate, after which no further platinum is provided.

Gold entitlement percentage	1.1% of 4E PGM production	1.1% of 4E PGM ounces produced up to delivery of 87,500 ounces of refined gold, after which it decreases to 0.75% of 4E PGM ounces produced up to delivery of 237,000 ounces of refined gold in aggregate, after which it is 80% of refined gold production.

Monthly cash percentage	5% of spot gold and spot platinum price
The gold cash payment is 5% of the spot gold price until 237,000 refined ounces is delivered after which it increases to 10%. Platinum is fixed at 5% of the spot platinum price over the life of the stream.

Allocation of stream between commodities over the expected life of the arrangement	Gold - 69% Platinum - 31%	The US$500 million prepayment was allocated between gold and platinum at inception of the stream based on forward commodity consensus prices.
Covenants reduction date	28 February 2034	The covenant reduction date is the date on which the aggregate gold and platinum deliveries under the terms of the stream exceeds US$600 million. Once the covenant reduction date is reached, certain limitations on incurring debt and encumbrances on assets fall away and instances where the production payments are limited to a nominal fixed amount per ounce no longer apply.
The table below summarises the Franco-Nevada stream:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Balance at beginning of the period	8,730	—	—	—	—
Deferred revenue advance received	—	9,215	—	9,215	—
Interest charge	373	327	—	700	—
Deferred revenue recognised during the period	(363)	(488)	—	(851)	—
Foreign currency translation	(589)	(324)	—	(913)	—
Balance at the end of the period	8,151	8,730	—	8,151	—
Current portion of deferred revenue	(168)	(77)	—	(168)	—
Non-current portion of deferred revenue	7,983	8,653	—	7,983	—
17. Assets and associated liabilities classified as held for sale
During the six months ended 30 June 2025, following the Group's decision to withdraw from the Rhyolite Ridge joint venture agreement, it was decided to sell its investment in ioneer Limited (ioneer). The Group held 145,862,742 shares in ioneer representing 6.19% of their share capital. At 30 June 2025, the investment (R164 million) was classified as held for sale in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (IFRS 5). The sale of ioneer was effective during H2 2025 with the proceeds on the sale amounting to R186 million.
During the six months ended 30 June 2025, DRDGOLD decided to sell its 50.25% share in Stellar, a renewable energy company developing a solar plant in Limpopo, South Africa. The decision was based on DRDGOLD's decision to focus on its core operating activities. At 30 June 2025, DRDGOLD's investment in Stellar was classified as held for sale in accordance with the requirements of IFRS 5. Property, plant and equipment and
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 39

capital prepayments of R105 million and other net assets of R6 million are included in assets held for sale at 30 June 2025. The sale of Stellar was effective during H2 2025 with the proceeds on the sale amounting to R132 million.
The transaction to sell the Beatrix 4 shaft, which forms part of the Beatrix gold operations and includes the Beisa uranium project, to Neo Energy Metals Plc. (Neo Energy) for a total transaction consideration of R500 million, comprising R250 million in cash and R250 million in newly issued shares in Neo Energy was still subject to certain outstanding conditions precedent at the reporting date. The assets and liabilities associated with the transaction remained classified as held for sale in accordance with the requirements of IFRS 5. Neo Energy will assume responsibility for all Beatrix 4 shaft rehabilitation and environmental liabilities, which amounts to a carrying value of R480 million at 31 December 2025. Property, plant and equipment of R30 million relating to the Beatrix 4 shaft disposal is included in assets held for sale at 31 December 2025.
The assets presented as assets held for sale were measured at the lower of the carrying values and fair value less cost to sell.
18. Fair value of financial assets and financial liabilities, and risk management
18.1 Measurement of fair value
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Unaudited			Unaudited			Audited
	Dec 2025			June 2025			Dec 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds[1]	—	3,915	—	—	3,878	—	—	3,750	—
Trade receivables — PGM concentrate sales[2]	—	1,286	—	—	1,029	—	—	965	—
Trade receivables — Zinc provisional price sales[2]	—	84	—	—	241	—	—	356	—
Other investments[3]	1,968	752	1,287	1,307	630	1,223	1,517	504	1,151
Zinc hedge contracts[4]	—	—	—	—	19	—	—	—	—
Financial liabilities measured at fair value
Gold hedge contracts[4]	—	453	—	—	729	—	—	282	—
Zinc hedge contracts[4]	—	15	—	—	—	—	—	208	—
Other hedge contracts[5]	—	80	—	—	—	—	—	—	—
Metals borrowings liability[6]	1,667	—	—	1,029	—	—	855	—	—
1 Environmental rehabilitation obligation funds presented in the condensed consolidated statement of financial position, comprise a fixed income portfolio of bonds, rehabilitation policies, investment in a cell captive as well as fixed and notice deposits. The environmental rehabilitation obligation funds, not measured at amortised cost, are stated at fair value based on the nature of the fund’s investments. For investments measured at fair value classified as level 2, the fair value is determined through valuation techniques that include inputs other than quoted prices in level 1 that are observable for the asset, either directly or indirectly. The valuation techniques applied make reference to the net asset value of the underlying assets in the relevant policy or cell captive, adjusted for any entity-specific risk. These underlying assets comprise predominantly money-market and similar highly liquid investments for which the carrying values approximate fair value
2 The fair value for trade receivables measured at fair value through profit or loss are determined based on ruling market prices, volatilities and interest rates
3 The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding. The level 3 balance consists primarily of an investment in Verkor, the value of which is supported by a range of values determined through multi-criteria valuation analysis which includes valuation techniques such as an income valuation approach which indicates the value of Verkor based on its expected future cash flows and trading multiples. These valuation techniques use several key assumptions, including discount rate (8.8%), growth rate (2.5%) and EV multiples. The fair value estimate of Verkor is sensitive to changes in the key assumptions, for example, increases in the market related discount rate and decreases in the growth rate and EV multiples would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other. The difference between other investments in the statement of financial position and the table above, relates to investments measured at amortised cost, with carrying amounts that approximate fair values
4 The fair value of the gold hedges are determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates. Since the SA gold hedge contracts ceased in December 2025, majority of the gold hedge value relates to the contract liability at 31 December 2025, rather than a valuation of existing hedge contracts. The fair value of the zinc hedge is determined by using a Monte Carlo simulation model based on historical zinc market spot and forward prices, volatilities and interest rates and the relevant foreign exchange forward curve data
5 Consists of platinum, palladium and silver hedge contracts and the fair value is determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates
6 The fair value of the metals borrowing liability at the reporting date was calculated based on the spot prices of the relevant metals owed to the financial institution
The table below summarises the movement in financial assets and financial liabilities classified as level 3 in the table above:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Financial assets measured at fair value
Balance at the beginning of the period	1,223	1,151	1,162	1,151	1,233
Fair value movement recognised in profit or loss	(34)	39	(11)	5	(113)
Fair value movement recognised in other comprehensive income	98	33	—	131	31
Balance at the end of the period	1,287	1,223	1,151	1,287	1,151

Financial liabilities measured at fair value
Balance at the beginning of the period	—	—	1,245	—	1,570
Fair value movement recognised in profit or loss	—	—	(270)	—	(396)
Payments made	—	—	(975)	—	(1,174)
Balance at the end of the period	—	—	—	—	—

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 40

Fair value of financial instruments
The table below shows the fair value and carrying amount of financial instruments where the carrying amount does not approximate fair value:

Figures in million - SA rand
		Fair Value
	Carrying value	Level 1	Level 2	Level 3
31 December 2025 (Unaudited)
2026 and 2029 Notes[1]	19,824	19,367	—	—
Burnstone Debt[2]	4,005	—	—	4,395
US$ Convertible Bond[3]	7,291	23,003	—	—
Marikana dividend obligation[4]	810	—	—	777
Keliber dividend obligation[4]	—	—	—	—
Total	31,930	42,370	—	5,172
30 June 2025 (Unaudited)
2026 and 2029 Notes[1]	21,214	20,062	—	—
Burnstone Debt[2]	2,254	—	—	2,162
US$ Convertible Bond[3]	7,657	13,559	—	—
Marikana dividend obligation[4]	766	—	—	704
Keliber dividend obligation[4]	298	—	—	341
Total	32,189	33,621	—	3,207
31 December 2024 (Audited)
2026 and 2029 Notes[1]	22,354	20,327	—	—
Burnstone Debt[2]	2,260	—	—	2,235
US$ Convertible Bond[3]	7,921	8,731	—	—
Marikana dividend obligation[4]	730	—	—	559
Keliber dividend obligation[4]	388	—	—	532
Total	33,653	29,058	—	3,326
1 The fair value is based on the quoted market prices of the notes
2 The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. The Burnstone long-term gold price at 31 December 2025 was R1,670,512/kg (30 June 2025 and 31 December 2024 was R1,189,493/kg) and the discount rate applied was 8.69% (31 December 2024: 9.55%, 30 June 2025: 9.77%). The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3 The fair value at 31 December 2025 represents the quoted price of the US$ Convertible Bond. The fair value of the amortised cost component amounts to R7,990 million (level 2) at 31 December 2025 (30 June 2025: R7,818 million, 31 December 2024: R8,231 million) and is calculated by deducting the fair value of the share conversion option from the quoted price. Following the transfer of the derivative component to equity, it is no longer remeasured to fair value through profit or loss
4 The fair value was calculated by applying a market-related discount rate to expected future cash flows available for dividends
18.2 Risk management activities
Liquidity risk: working capital and going concern assessment
For the year ended 31 December 2025, the Group incurred a loss of R4,739 million (31 December 2024: R5,710 million). As at 31 December 2025 the Group’s current assets exceeded its current liabilities by R26,595 million (31 December 2024: R27,458 million) and the Group’s total assets exceeded its total liabilities by R44,167 million (31 December 2024: R48,289 million). During the year ended 31 December 2025 the Group generated net cash from operating activities of R21,407 million (31 December 2024: R10,113 million).
The Group has committed undrawn debt facilities of R21,255 million at 31 December 2025 (31 December 2024: R26,743 million) and cash balances of R17,178 million (31 December 2024: R16,049 million). The Group’s leverage ratio (net debt to adjusted EBITDA) as at 31 December 2025 was 0.59:1 (31 December 2024 was 1.79:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 25.4 (31 December 2024 66:1). The maximum permitted leverage ratio up to 31 December 2025 is 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to 31 December 2025 is 3.5:1 and 4.0:1 thereafter.
Included under current borrowings on the consolidated statement of financial position is the 2026 Notes, amount to R11,185 million which matures by November 2026. The Group has commenced its planning for the refinancing of these Notes and is expecting to conclude the process before 30 June 2026. In addition, at the date of approving these condensed consolidated financial statements for issue, the US$1 billion RCF and R6.5 billion RCF were totally undrawn. There were no significant events which had a significant negative impact on the Group’s strong liquidity position.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as its funding plans will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The condensed consolidated financial statements for the year ended 31 December 2025 have therefore been prepared on a going concern basis.
19. Section 45X Advance Manufacturing Production Credit
The US PGM operations qualifies for an Advanced Manufacturing Production credit amount, equal to 10 percent of the costs incurred with respect to production of certain qualifying critical minerals under the Inflation Reduction Act (IRA) in the US, more specifically the Section 45X Advanced Manufacturing Production (“AMP”) credit. Due to the fact that the US PGM operations outsources the purification of platinum, palladium and rhodium to an unrelated third party refinery, it is required that the US PGM operations must enter into an agreement with the third party that identifies the US PGM operations as the sole party that may claim the credit and both the third party and the US PGM operations signs a certification statement reflecting this agreement.
During the six months ended 30 June 2025, the certification statements relating to the 31 December 2023 and 31 December 2024 financial years were signed by the US PGM operations and the third party refinery. The refining agreement was also subsequently amended to address the certification for the remainder of the contract period. Accordingly, R2,472 million (US$139 million) and R1,931 million (US$109 million) were recognised as income during the year ended 31 December 2025, but in respect of the 2023 and 2024 Section 45X credits, respectively. Section 45X credit income amounting to R1,482 million (US$85 million) was recognised in respect of the year ended 31 December 2025 (R649 million (US$36 million) recognised for the six months ended 30 June 2025). The amounts were recognised as a credit to cost of sales. The related receivable is included in other receivables on the consolidated statement of financial position. The Section 45X credits for 2023 amounted to R1,245 million (US$70 million) and R1,227 million (US$69 million) for the underground mining operations and recycling operations, respectively, and the Section 45X credits for 2024 amounted to R1,220 million (US$69 million) and R711 million (US$40 million) for the underground mining operations and recycling operations, respectively. The Section 45X credits for the year ended 31 December 2025 amounted to R801 million (US$46 million) and R681 million
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 41

(US$39 million) for the underground operations and recycling operations, respectively (six months ended 30 June 2025 amounted to R360 million (US$20 million) and R289 million (US$16 million) for the underground operations and recycling operations, respectively).
20. Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2025	June 2025	Dec 2024	Dec 2025	Dec 2024
Profit/(loss) before royalties, carbon tax and tax	2,936	(2,202)	1,915	734	(3,669)
Adjusted for:
Amortisation and depreciation	5,149	4,218	4,676	9,367	8,810
Interest income	(882)	(686)	(588)	(1,568)	(1,337)
Finance expense	2,447	2,553	2,279	5,000	4,571
Share-based payments	1,499	615	114	2,114	251
Loss/(gain) on financial instruments	3,403	391	(3,937)	3,794	(5,433)
Loss/(gain) on foreign exchange differences	6	(161)	202	(155)	215
Share of results of equity-accounted investees after tax	(769)	432	(76)	(337)	(212)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	593	(98)	209	495	447
Loss/(gain) on disposal of property, plant and equipment	30	(16)	(20)	14	(55)
Impairments and reversal of impairments	4,341	9,666	1,549	14,007	9,173
Onerous contract provision	—	(124)	(493)	(124)	(817)
Gain on acquisition	—	—	—	—	—
Restructuring costs	5	242	250	247	550
Transaction and project costs	4,125	418	505	4,543	851
Lease payments	(147)	(120)	(108)	(267)	(244)
Occupational healthcare obligation expense/(gain)	46	3	(77)	49	(76)
Compensation for losses incurred	(75)	(67)	(26)	(142)	(26)
Corporate leadership costs	41	9	—	50	—
Provision for community costs post closure	—	—	—	—	24
Cyber security costs	—	—	67	—	67
Gain on assets held for sale	(16)	—	—	(16)	—
Gain/increase in equity-accounted investment	(5)	—	(1)	(5)	(2)
Adjusted EBITDA[1]	22,727	15,073	6,440	37,800	13,088
1The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards, project finance subsidiaries (Burnstone) and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA, as reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance and liquidity presented in accordance with IFRS Accounting Standards
21. Events after the reporting period
There were no significant events which occurred after 31 December 2025 up to the date on which the condensed consolidated financial statements for the six months and year ended 31 December 2025 were authorised for issue.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 42

ALL-IN COSTS – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations[1]	Total SA PGM operations[2]	Rustenburg including Kroondal	Marikana[2]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Dec 2025	2,217	23,565	11,690	11,387	488	1,618	(1,618)
		Jun 2025	(70)	19,650	10,232	8,981	437	913	(913)
		Dec 2024	4,723	21,340	9,899	11,004	437	1,223	(1,223)
Section 45X credit adjustment[7]		Dec 2025	—	—	—	—	—	—	—
		Jun 2025	2,466	—	—	—	—	—	—
		Dec 2024	(699)	—	—	—	—	—	—
Royalties		Dec 2025	—	656	578	78	—	110	(110)
		Jun 2025	—	110	79	31	—	45	(45)
		Dec 2024	—	93	33	60	—	68	(68)
Carbon tax		Dec 2025	—	2	—	2	—	—	—
		Jun 2025	—	1	—	1	—	—	—
		Dec 2024	—	—	—	—	—	—	—
Community costs		Dec 2025	—	145	47	99	—	—	—
		Jun 2025	—	119	41	78	—	—	—
		Dec 2024	—	209	65	144	—	—	—
Inventory change		Dec 2025	231	1,138	1,378	(240)	—	(295)	295
		Jun 2025	325	1,574	1,314	260	—	339	(339)
		Dec 2024	(632)	893	2,068	(1,175)	—	6	(6)
Share-based payments[4]		Dec 2025	53	126	65	61	—	—	—
		Jun 2025	(14)	30	14	14	1	—	—
		Dec 2024	54	116	61	51	—	—	—
Rehabilitation interest and amortisation[5]		Dec 2025	16	102	84	18	—	4	(4)
		Jun 2025	17	104	75	29	—	4	(4)
		Dec 2024	22	42	39	3	—	4	(4)
Leases		Dec 2025	—	25	10	14	1	—	—
		Jun 2025	1	25	9	15	1	—	—
		Dec 2024	2	26	9	16	1	—	—
Ore reserve development		Dec 2025	598	1,248	397	851	—	—	—
		Jun 2025	614	1,095	349	746	—	—	—
		Dec 2024	701	1,297	383	914	—	—	—
Sustaining capital expenditure		Dec 2025	242	1,746	930	792	24	198	(198)
		Jun 2025	121	1,120	549	561	10	160	(160)
		Dec 2024	220	1,637	870	736	31	256	(256)
Less: By-product credit		Dec 2025	(381)	(6,454)	(3,220)	(3,049)	(185)	(252)	252
		Jun 2025	(327)	(5,258)	(2,313)	(2,736)	(209)	(165)	165
		Dec 2024	(414)	(5,761)	(2,971)	(2,509)	(281)	(300)	300
Total All-in-sustaining costs[6]		Dec 2025	2,976	22,299	11,959	10,013	328	1,383	(1,383)
		Jun 2025	3,133	18,570	10,349	7,980	240	1,296	(1,296)
		Dec 2024	3,977	19,892	10,456	9,244	188	1,257	(1,257)
Plus: Corporate cost, growth and capital expenditure		Dec 2025	90	338	34	310	—	—	(6)
		Jun 2025	98	333	23	310	—	—	—
		Dec 2024	165	371	22	339	2	—	8
Total All-in-costs[6]		Dec 2025	3,066	22,637	11,993	10,323	328	1,383	(1,389)
		Jun 2025	3,231	18,903	10,372	8,290	240	1,296	(1,296)
		Dec 2024	4,142	20,263	10,478	9,583	190	1,257	(1,249)
PGM production	4Eoz - 2Eoz	Dec 2025	142,945	957,882	496,826	385,850	17,241	57,965	—
		Jun 2025	141,124	840,046	425,747	340,183	15,062	59,054	—
		Dec 2024	187,703	956,804	460,026	412,874	22,933	60,971	—
	kg	Dec 2025	4,446	29,793	15,453	12,001	536	1,803	—
		Jun 2025	4,389	26,128	13,242	10,581	468	1,837	—
		Dec 2024	5,838	29,760	14,308	12,842	713	1,896	—
All-in-sustaining cost[6]	R/4Eoz - R/2Eoz	Dec 2025	20,819	24,779	24,071	25,950	19,024	23,859	—
		Jun 2025	22,200	23,777	24,308	23,458	15,934	21,946	—
		Dec 2024	21,185	22,205	22,729	22,389	8,198	20,616	—
	US$/4Eoz - US$/2Eoz	Dec 2025	1,198	1,426	1,385	1,493	1,095	1,373	—
		Jun 2025	1,207	1,293	1,322	1,276	866	1,193	—
		Dec 2024	1,182	1,239	1,268	1,249	457	1,150	—
All-in-cost[6]	R/4Eoz - R/2Eoz	Dec 2025	21,449	25,155	24,139	26,754	19,024	23,859	—
		Jun 2025	22,895	24,204	24,362	24,369	15,934	21,946	—
		Dec 2024	22,064	22,619	22,777	23,210	8,285	20,616	—
	US$/4Eoz - US$/2Eoz	Dec 2025	1,234	1,447	1,389	1,539	1,095	1,373	—
		Jun 2025	1,245	1,316	1,325	1,325	866	1,193	—
		Dec 2024	1,231	1,262	1,271	1,295	462	1,150	—
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into SA rand
2The Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana – Six Months”
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 43

5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced (excluding Mimosa) in the same period
7The Inflation Reduction Act Section 45X Advanced Manufacturing Production Credit provides credits to the US PGM operations equal to 10% of production costs incurred for critical minerals produced and sold after December 31, 2022. During the six months ended 30 June 2025 the US PGM operations recognised R699 million (US$39 million) which relates to mining costs for the six months ended 31 December 2024 (R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023). Although these amounts were recognised as a credit against the 30 June 2025 cost of sales, management believes that the cost of sales for the period ended 30 June 2025 should be adjusted with the 2023 and 2024 credits against the period when the mining costs were accrued. It is expected that, because the required certification requirements were addressed in June 2025, the recognition of the credits will now match the related mining cost accruals. Accordingly, total All-in-sustaining costs and total All-in-costs were adjusted to reflect the appropriate amounts which relates to the periods presented above

Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six months
		Total SA PGM operations			Marikana
	Rm	Dec 2025	Jun 2025	Dec 2024	Dec 2025	Jun 2025	Dec 2024
Cost of sales, before amortisation and depreciation as reported per table above		23,565	19,650	21,340	11,387	8,981	11,004
Inventory change as reported per table above		1,138	1,574	893	(240)	260	(1,175)
Less: Chrome cost of sales		(1,018)	(851)	(1,016)	(293)	(189)	(186)
Total operating cost including third party PoC		23,685	20,373	21,217	10,854	9,052	9,643
Less: Purchase cost of PoC		(1,489)	(1,061)	(1,162)	(1,489)	(1,061)	(1,162)
Total operating cost excluding third party PoC		22,196	19,312	20,055	9,365	7,991	8,481

PGM production as reported per table above	4Eoz- 2Eoz	957,882	840,046	956,804	385,850	340,183	412,874
Less: Mimosa production		(57,965)	(59,054)	(60,971)	—	—	—
PGM production excluding Mimosa		899,917	780,992	895,833	385,850	340,183	412,874
Less: PoC production		(37,356)	(35,794)	(46,318)	(37,356)	(35,794)	(46,318)
PGM production excluding Mimosa and third party PoC		862,561	745,198	849,515	348,494	304,389	366,556

PGM production including Mimosa and excluding third party PoC		920,526	804,252	910,486	348,494	304,389	366,556

Tonnes milled/treated	kt	19,185	17,311	18,035	5,009	4,409	5,191
Less: Mimosa tonnes		(735)	(723)	(734)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		18,451	16,588	17,301	5,009	4,409	5,191
Operating cost including third party PoC	R/4Eoz-R/2Eoz	26,319	26,086	23,684	28,130	26,609	23,356
	US$/4Eoz-US$/2Eoz	1,514	1,418	1,322	1,619	1,447	1,303
	R/t	1,284	1,228	1,226	2,167	2,053	1,858
	US$/t	74	67	68	125	112	104
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	25,733	25,915	23,608	26,873	26,253	23,137
	US$/4Eoz-US$/2Eoz	1,481	1,409	1,317	1,546	1,428	1,291
	R/t	1,203	1,164	1,159	1,870	1,812	1,634
	US$/t	69	63	65	108	99	91

Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana - Six Months
		Total SA PGM operations			Marikana
	Rm	Dec 2025	Jun 2025	Dec 2024	Dec 2025	Jun 2025	Dec 2024
Total All-in-sustaining cost as reported per table above		22,299	18,570	19,892	10,013	7,980	9,244
Less: Purchase cost of PoC		(1,489)	(1,061)	(1,162)	(1,489)	(1,061)	(1,162)
Add: By-product credit of PoC		286	295	229	286	295	229
Total All-in-sustaining cost excluding third party PoC		21,096	17,804	18,959	8,810	7,214	8,311
Plus: Corporate cost, growth and capital expenditure		338	333	371	310	310	339
Total All-in-cost excluding third party PoC		21,434	18,137	19,330	9,120	7,524	8,650

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	862,561	745,198	849,515	348,494	304,389	366,556

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	24,457	23,892	22,317	25,280	23,700	22,673
	US$/4Eoz-US$/2Eoz	1,407	1,299	1,245	1,455	1,289	1,265

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	24,849	24,338	22,754	26,170	24,718	23,598
	US$/4Eoz-US$/2Eoz	1,430	1,323	1,270	1,506	1,344	1,317
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 44

ALL-IN COSTS – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2025	11,854	3,676	2,734	2,164	849	2,431	—
		Jun 2025	11,133	3,285	2,860	2,065	706	2,217	—
		Dec 2024	11,615	3,359	3,057	2,128	747	2,324	—
Royalties		Dec 2025	139	221	12	111	—	—	(205)
		Jun 2025	9	(7)	16	41	4	—	(45)
		Dec 2024	59	24	18	43	3	—	(29)
Carbon tax		Dec 2025	(3)	—	—	(4)	—	1	—
		Jun 2025	—	—	—	—	—	—	—
		Dec 2024	—	—	—	—	—	—	—
Community costs		Dec 2025	15	—	—	—	—	15	—
		Jun 2025	9	—	—	—	—	9	—
		Dec 2024	8	—	—	—	—	8	—
Share-based payments[2]		Dec 2025	77	21	17	13	1	24	1
		Jun 2025	16	1	(2)	1	1	16	(1)
		Dec 2024	72	24	21	11	—	14	2
Rehabilitation interest and amortisation[3]		Dec 2025	115	11	17	46	59	(22)	4
		Jun 2025	132	12	18	45	59	(6)	4
		Dec 2024	118	(1)	13	54	52	(3)	3
Leases		Dec 2025	19	2	3	9	—	5	—
		Jun 2025	16	—	5	5	—	6	—
		Dec 2024	17	—	5	4	—	8	—
Ore reserve development		Dec 2025	1,571	877	548	146	—	—	—
		Jun 2025	1,361	822	433	106	—	—	—
		Dec 2024	1,432	844	487	101	—	—	—
Sustaining capital expenditure		Dec 2025	598	265	143	71	—	119	—
		Jun 2025	481	149	108	40	—	184	—
		Dec 2024	516	202	141	56	—	117	—
Less: By-product credit		Dec 2025	(14)	(6)	(2)	(1)	—	(5)	—
		Jun 2025	(13)	(4)	(3)	(2)	—	(4)	—
		Dec 2024	(18)	(6)	(3)	(2)	—	(7)	—
Total All-in-sustaining costs[4]		Dec 2025	14,371	5,067	3,472	2,555	909	2,568	(200)
		Jun 2025	13,144	4,258	3,435	2,301	770	2,422	(42)
		Dec 2024	13,819	4,446	3,739	2,395	802	2,461	(24)
Plus: Corporate cost, growth and capital expenditure		Dec 2025	1,599	—	—	—	—	1,570	29
		Jun 2025	1,062	—	—	—	—	1,103	(41)
		Dec 2024	901	—	—	—	—	796	105
Total All-in-costs[4]		Dec 2025	15,970	5,067	3,472	2,555	909	4,138	(171)
		Jun 2025	14,206	4,258	3,435	2,301	770	3,525	(83)
		Dec 2024	14,720	4,446	3,739	2,395	802	3,257	81
Gold sold	kg	Dec 2025	9,933	3,848	1,523	1,748	426	2,388	—
		Jun 2025	9,148	3,028	1,734	1,676	459	2,251	—
		Dec 2024	11,028	3,404	2,553	1,938	566	2,567	—
	oz	Dec 2025	319,353	123,716	48,966	56,199	13,696	76,776	—
		Jun 2025	294,115	97,352	55,749	53,885	14,757	72,371	—
		Dec 2024	354,558	109,441	82,081	62,308	18,197	82,531	—
All-in-sustaining cost[4]	R/kg	Dec 2025	1,446,794	1,316,788	2,279,711	1,461,670	2,133,803	1,075,377	—
		Jun 2025	1,436,817	1,406,209	1,980,969	1,372,912	1,677,560	1,075,966	—
		Dec 2024	1,253,083	1,306,110	1,464,552	1,235,810	1,416,961	958,707	—
All-in-sustaining cost	US$/oz	Dec 2025	2,589	2,357	4,080	2,616	3,819	1,925	—
		Jun 2025	2,430	2,378	3,350	2,322	2,837	1,820	—
		Dec 2024	2,175	2,267	2,542	2,145	2,459	1,664	—
All-in-cost[4]	R/kg	Dec 2025	1,607,772	1,316,788	2,279,711	1,461,670	2,133,803	1,732,831	—
		Jun 2025	1,552,908	1,406,209	1,980,969	1,372,912	1,677,560	1,565,971	—
		Dec 2024	1,334,784	1,306,110	1,464,552	1,235,810	1,416,961	1,268,796	—
All-in-cost	US$/oz	Dec 2025	2,877	2,357	4,080	2,616	3,819	3,101	—
		Jun 2025	2,626	2,378	3,350	2,322	2,837	2,649	—
		Dec 2024	2,317	2,267	2,542	2,145	2,459	2,202	—
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 45

ALL-IN COSTS – SIX MONTHS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Dec 2025	1,604
		Jun 2025	1,457
		Dec 2024	1,727
Royalties		Dec 2025	133
		Jun 2025	99
		Dec 2024	150
Community costs		Dec 2025	29
		Jun 2025	33
		Dec 2024	28
Inventory change		Dec 2025	90
		Jun 2025	108
		Dec 2024	(275)
Share-based payments[2]		Dec 2025	11
		Jun 2025	6
		Dec 2024	4
Rehabilitation interest and amortisation[3]		Dec 2025	36
		Jun 2025	37
		Dec 2024	47
Leases		Dec 2025	55
		Jun 2025	50
		Dec 2024	50
Sustaining capital expenditure		Dec 2025	38
		Jun 2025	21
		Dec 2024	151
Less: By-product credit		Dec 2025	(199)
		Jun 2025	(147)
		Dec 2024	(144)
Total All-in-sustaining costs[4]		Dec 2025	1,797
		Jun 2025	1,664
		Dec 2024	1,738
Plus: Corporate cost, growth and capital expenditure		Dec 2025	44
		Jun 2025	13
		Dec 2024	7
Total All-in-costs[4]		Dec 2025	1,841
		Jun 2025	1,677
		Dec 2024	1,745
Payable zinc production	kt	Dec 2025	49
		Jun 2025	51
		Dec 2024	40
All-in-sustaining cost[4]	R/tZn	Dec 2025	36,399
		Jun 2025	32,411
		Dec 2024	43,244
	US$/tZn	Dec 2025	2,094
		Jun 2025	1,762
		Dec 2024	2,413
All-in-cost[4]	R/tZn	Dec 2025	37,291
		Jun 2025	32,665
		Dec 2024	43,418
	US$/tZn	Dec 2025	2,146
		Jun 2025	1,776
		Dec 2024	2,423
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently

1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of payable zinc metal produced the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 46

UNIT OPERATING COST – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations	Total SA PGM operations[2,3]	Rustenburg including Kroondal[3]		Marikana[3]		Plat Mile[3]	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Dec 2025	2,217	23,565	10,980	710	11,387		488	1,618
		Jun 2025	(70)	19,650	9,585	647	8,981		437	913
		Dec 2024	4,723	21,340	9,228	671	11,004		437	1,223
Section 45X credit adjustment[6]		Dec 2025	—	—	—	—	—		—	—
		Jun 2025	2,466	—	—	—	—		—	—
		Dec 2024	(699)	—	—	—	—		—	—
Inventory change		Dec 2025	231	1,138	1,412	(34)	(240)		—	(295)
		Jun 2025	325	1,574	1,296	18	260		—	339
		Dec 2024	(632)	893	2,070	(2)	(1,175)		—	6
Less: Chrome cost of sales		Dec 2025	—	(1,018)	(636)	—	(293)		(89)	—
		Jun 2025	—	(851)	(546)	—	(189)		(116)	—
		Dec 2024	—	(1,016)	(734)	—	(186)		(96)	—
Less: Purchase cost of PoC		Dec 2025	—	(1,489)	—	—	(1,489)		—	—
		Jun 2025	—	(1,061)	—	—	(1,061)		—	—
		Dec 2024	—	(1,162)	—	—	(1,162)		—	—
Total operating cost excluding third party PoC		Dec 2025	2,448	22,196	11,756	676	9,365		399	1,323
		Jun 2025	2,721	19,312	10,335	665	7,991		321	1,252
		Dec 2024	3,392	20,055	10,564	669	8,481		341	1,229
Tonnes milled/treated excluding third party PoC	kt	Dec 2025	395	18,451	5,861	2,614	3,262	1,746	4,967	735
		Jun 2025	365	16,588	5,139	2,591	2,840	1,569	4,449	723
		Dec 2024	510	17,301	5,304	2,630	3,207	1,984	4,176	734
PGM production excluding third party PoC[4]	4Eoz - 2Eoz	Dec 2025	142,945	862,561	472,090	24,736	348,494		17,241	57,965
		Jun 2025	141,124	745,198	398,791	26,956	304,389		15,062	59,054
		Dec 2024	187,703	849,515	426,120	33,906	366,556		22,933	60,971
Operating cost[5]	R/t	Dec 2025	6,193	1,203	2,006	259	1,870		80	1,801
		Jun 2025	7,453	1,164	2,011	257	1,812		72	1,733
		Dec 2024	6,647	1,159	1,992	254	1,634		82	1,675
	US$/t	Dec 2025	356	69	115	15	108		5	104
		Jun 2025	405	63	109	14	99		4	94
		Dec 2024	371	65	111	14	91		5	93
	R/4Eoz - R/2Eoz	Dec 2025	17,125	25,733	24,902	27,329	26,873		23,143	22,824
		Jun 2025	19,281	25,915	25,916	24,670	26,253		21,312	21,201
		Dec 2024	18,069	23,608	24,791	19,731	23,137		14,869	20,157
	US$/4Eoz - US$/2Eoz	Dec 2025	985	1,481	1,433	1,572	1,546		1,332	1,313
		Jun 2025	1,048	1,409	1,409	1,341	1,428		1,159	1,153
		Dec 2024	1,008	1,317	1,383	1,101	1,291		830	1,125
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently
1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above
2    Total SA PGM operations exclude the results of Mimosa (financial and production results), which is equity accounted
3    Cost of sales, before amortisation and depreciation for Total SA PGM operations, Rustenburg (including Kroondal), Marikana and Platinum Mile includes the Chrome cost of sales which is excluded for operating unit cost calculation purposes as Chrome production is excluded from the concentrate production
4    For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six months”
5    Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period, by the PGM produced in the same period
6 The US PGM operations’ operating cost for the six months ended 31 December 2024 were adjusted to include the Section 45X Advance Manufacturing Production Credits. During the six months ended 30 June 2025 the US PGM operations recognised R699 million (US$39 million)which relates to mining costs for the six months ended 31 December 2024 (R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 47

UNIT OPERATING COST – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Dec 2025	11,854	8,553	3,301	3,676	—	2,713	21	2,164	—	849	2,431
		Jun 2025	11,133	8,060	3,073	3,285	—	2,710	150	2,065	—	706	2,217
		Dec 2024	11,615	8,295	3,320	3,359	—	2,815	242	2,121	7	747	2,324
Inventory change		Dec 2025	700	698	2	236	—	202	14	260	—	34	(46)
		Jun 2025	507	453	54	245	—	126	(1)	82	—	28	27
		Dec 2024	179	158	21	106	—	(1)	(5)	53	—	35	(9)
Total operating cost		Dec 2025	12,554	9,251	3,303	3,912	—	2,915	35	2,424	—	883	2,385
		Jun 2025	11,640	8,513	3,127	3,530	—	2,836	149	2,147	—	734	2,244
		Dec 2024	11,794	8,453	3,341	3,465	—	2,814	237	2,174	7	782	2,315
Tonnes milled/treated	kt	Dec 2025	16,135	1,693	14,442	538	—	451	134	704	—	1,852	12,456
		Jun 2025	16,680	1,515	15,164	522	1	389	334	604	1	2,132	12,698
		Dec 2024	17,725	1,859	15,866	578	4	587	574	694	19	2,353	12,916
Gold produced	kg	Dec 2025	10,331	7,440	2,891	4,024	—	1,490	139	1,926	—	415	2,337
		Jun 2025	9,337	6,453	2,884	3,192	—	1,605	140	1,656	—	479	2,265
		Dec 2024	11,212	7,874	3,338	3,466	2	2,378	189	2,030	4	579	2,564
	oz	Dec 2025	332,149	239,202	92,948	129,375	—	47,905	4,469	61,922	—	13,343	75,136
		Jun 2025	300,191	207,469	92,723	102,625	—	51,602	4,501	53,242	—	15,400	72,821
		Dec 2024	360,474	253,155	107,319	111,434	64	76,454	6,076	65,266	129	18,615	82,434
Operating cost[1]	R/t	Dec 2025	778	5,464	229	7,273	—	6,463	262	3,442	—	477	191
		Jun 2025	698	5,618	206	6,758	—	7,284	447	3,556	—	344	177
		Dec 2024	665	4,546	211	5,992	—	4,794	413	3,132	361	332	179
	US$/t	Dec 2025	45	314	13	418	—	372	15	198	—	27	11
		Jun 2025	38	305	11	367	—	396	24	193	—	19	10
		Dec 2024	37	254	12	334	—	268	23	175	20	19	10
	R/kg	Dec 2025	1,215,178	1,243,414	1,142,511	972,167	—	1,956,376	251,799	1,258,567	—	2,127,711	1,020,539
		Jun 2025	1,246,653	1,319,231	1,084,258	1,105,890	—	1,766,978	1,064,286	1,296,498	—	1,532,359	990,728
		Dec 2024	1,051,909	1,073,533	1,000,899	999,711	—	1,183,347	1,253,968	1,070,936	1,750,000	1,350,604	902,886
	US$/oz	Dec 2025	2,175	2,225	2,045	1,740	—	3,501	451	2,252	—	3,808	1,826
		Jun 2025	2,108	2,231	1,834	1,870	—	2,989	1,800	2,193	—	2,592	1,676
		Dec 2024	1,826	1,863	1,737	1,735	—	2,054	2,176	1,859	3,037	2,344	1,567
Average exchange rate for the six months ended 31 December 2025, 30 June 2025 and 31 December 2024 was R17.38/US$, R18.39/US$ and R17.92/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 48

SALIENT FEATURES AND COST BENCHMARKS – YEAR

US and SA PGM operations

			US PGM operations	Total SA PGM operations[2]			Rustenburg including Kroondal[10]		Marikana[2]		Plat Mile	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table
Production
Tonnes milled/treated	kt	Dec 2025	760	36,496	18,560	17,936	11,000	5,205	6,103	3,315	9,416	1,457
		Dec 2024	1,129	35,842	17,947	17,895	10,340	5,370	6,138	4,036	8,489	1,469
Plant head grade	g/t	Dec 2025	12.82	2.08	3.20	0.92	2.91	1.10	3.69	1.19	0.72	3.38
		Dec 2024	12.95	2.08	3.23	0.92	2.90	1.06	3.76	1.01	0.79	3.38
Plant recoveries	%	Dec 2025	90.65	70.67	84.66	20.40	84.62	28.08	86.83	19.11	14.82	73.89
		Dec 2024	90.68	72.55	85.09	28.90	84.93	39.40	86.86	26.52	21.38	76.83
Yield	g/t	Dec 2025	11.62	1.47	2.71	0.19	2.46	0.31	3.20	0.23	0.11	2.50
		Dec 2024	11.74	1.51	2.75	0.27	2.46	0.42	3.27	0.27	0.17	2.60
PGM production[3]	4Eoz - 2Eoz	Dec 2025	284,069	1,724,778	1,616,545	108,233	870,881	51,692	628,645	24,238	32,303	117,019
		Dec 2024	425,842	1,738,946	1,585,976	152,970	818,847	72,113	644,490	34,755	46,102	122,639
PGM sold[4]	4Eoz - 2Eoz	Dec 2025	283,622	1,727,588			802,360	50,968	733,057		32,303	108,900
		Dec 2024	461,662	1,807,257			719,808	83,024	840,828		46,102	117,495
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Dec 2025	21,367	31,110			31,476	28,164	30,995		29,046	28,116
		Dec 2024	18,097	24,213			24,476	22,483	24,230		22,468	22,229
	US$/4Eoz - US$/2Eoz	Dec 2025	1,195	1,740			1,760	1,575	1,733		1,624	1,572
		Dec 2024	988	1,322			1,336	1,227	1,323		1,227	1,214
Operating cost[7,9]	R/t	Dec 2025	6,797	1,185			2,008	258	1,843		76	1,767
		Dec 2024	6,727	1,125			1,936	249	1,639		78	1,696
	US$/t	Dec 2025	380	66			112	14	103		4	99
		Dec 2024	367	61			106	14	89		4	93
	R/4Eoz - R/2Eoz	Dec 2025	18,193	25,816			25,364	25,942	26,584		22,289	22,005
		Dec 2024	17,828	23,933			24,444	18,513	24,545		14,316	20,312
	US$/4Eoz - US$/2Eoz	Dec 2025	1,017	1,444			1,419	1,451	1,487		1,247	1,231
		Dec 2024	973	1,307			1,335	1,011	1,340		782	1,109
All-in sustaining cost[7,8,9]	R/4Eoz - R/2Eoz	Dec 2025	21,516	24,193			24,174		24,548		17,584	22,894
		Dec 2024	22,096	21,948			21,449		23,430		9,674	21,103
	US$/4Eoz - US$/2Eoz	Dec 2025	1,203	1,353			1,352		1,373		983	1,280
		Dec 2024	1,206	1,198			1,171		1,279		528	1,152
All-in cost[7,8,9]	R/4Eoz - R/2Eoz	Dec 2025	22,178	24,610			24,235		25,498		17,584	22,894
		Dec 2024	22,838	22,465			21,562		24,473		10,065	21,103
	US$/4Eoz - US$/2Eoz	Dec 2025	1,240	1,376			1,355		1,426		983	1,280
		Dec 2024	1,247	1,226			1,177		1,336		549	1,152
Capital expenditure[5]
Ore reserve development	Rm	Dec 2025	1,212	2,344			747		1,597		—	—
		Dec 2024	1,920	2,472			699		1,773		—	—
Sustaining capital	Rm	Dec 2025	363	2,867			1,479		1,353		35	358
		Dec 2024	611	2,567			1,407		1,118		42	548
Project capital	Rm	Dec 2025	135	675			57		618		—	—
		Dec 2024	291	807			101		680		18	—
Total capital expenditure	Rm	Dec 2025	1,710	5,886			2,283		3,568		35	358
		Dec 2024	2,822	5,846			2,207		3,571		60	548
	US$m	Dec 2025	96	329			128		200		2	20
		Dec 2024	154	319			120		195		3	30
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into rand
2Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Year” and “Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana – Year”
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
4PGM sold includes the third party PoC ounces sold
5Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”
9The US PGM operations’ operating cost, AISC and AIC for the year ended 31 December 2024 were adjusted to include Section 45X Advance Manufacturing Production Credits. During the year ended 31 December 2025 the US PGM operations recognised R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023, respectively
10Rustenburg is now presented to include the underground production and costs for Kroondal for all metrics relating to the year ended 31 December 2024
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 49

SALIENT FEATURES AND COST BENCHMARKS – YEAR (continued)

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Dec 2025	32,815	3,209	29,607	1,060	1	840	467	1,308	1	3,984	25,154
		Dec 2024	33,522	3,594	29,928	1,152	50	1,147	1,358	1,295	76	4,425	24,019
Yield	g/t	Dec 2025	0.60	4.33	0.20	6.81	—	3.68	0.60	2.74	—	0.22	0.18
		Dec 2024	0.65	4.18	0.23	6.05	1.00	3.77	0.42	2.90	0.18	0.28	0.21
Gold produced	kg	Dec 2025	19,668	13,893	5,775	7,216	—	3,095	279	3,582	—	894	4,602
		Dec 2024	21,915	15,038	6,877	6,965	50	4,322	570	3,751	14	1,224	5,019
	oz	Dec 2025	632,341	446,670	185,671	232,000	—	99,507	8,970	115,164	—	28,743	147,958
		Dec 2024	704,583	483,483	221,101	223,930	1,608	138,955	18,326	120,597	450	39,353	161,365
Gold sold	kg	Dec 2025	19,081	13,314	5,767	6,872	4	3,018	239	3,424	—	885	4,639
		Dec 2024	22,239	15,337	6,902	7,110	66	4,368	584	3,859	14	1,217	5,021
	oz	Dec 2025	613,468	428,055	185,413	220,940	129	97,031	7,684	110,084	—	28,453	149,147
		Dec 2024	715,000	493,096	221,904	228,592	2,122	140,434	18,776	124,070	450	39,127	161,429
Price and costs
Gold price received	R/kg	Dec 2025	1,942,194			1,833,915		1,678,232		1,833,528		1,906,215	1,967,881
		Dec 2024	1,400,468			1,372,352		1,366,922		1,375,936		1,394,412	1,407,688
	US$/oz	Dec 2025	3,379			3,190		2,919		3,189		3,316	3,423
		Dec 2024	2,378			2,330		2,321		2,336		2,368	2,390
Operating cost[1]	R/t	Dec 2025	737	5,536	217	7,020	—	6,843	396	3,494	—	406	184
		Dec 2024	696	4,639	223	5,912	300	4,973	398	3,210	327	364	186
	US$/t	Dec 2025	41	310	12	393	—	383	22	195	—	23	10
		Dec 2024	38	253	12	323	16	272	22	175	18	20	10
	R/kg	Dec 2025	1,230,222	1,278,630	1,113,766	1,031,458	—	1,858,158	663,082	1,275,824	—	1,809,843	1,005,867
		Dec 2024	1,065,070	1,108,658	969,754	978,033	300,000	1,319,759	949,123	1,107,971	1,785,714	1,315,359	892,210
	US$/oz	Dec 2025	2,140	2,224	1,937	1,794	—	3,232	1,153	2,219	—	3,148	1,750
		Dec 2024	1,809	1,883	1,647	1,661	509	2,241	1,612	1,881	3,032	2,234	1,515
All-in sustaining cost[1,2]	R/kg	Dec 2025	1,442,063			1,356,457		2,120,970		1,417,640		1,894,915	1,076,310
		Dec 2024	1,251,810			1,263,657		1,535,137		1,225,407		1,388,661	946,624
	US$/oz	Dec 2025	2,509			2,360		3,690		2,466		3,296	1,872
		Dec 2024	2,126			2,146		2,607		2,081		2,358	1,607
All-in cost[1,2]	R/kg	Dec 2025	1,581,468			1,356,457		2,120,970		1,417,640		1,894,915	1,652,511
		Dec 2024	1,411,619			1,263,657		1,535,137		1,225,407		1,388,661	1,570,205
	US$/oz	Dec 2025	2,751			2,360		3,690		2,466		3,296	2,875
		Dec 2024	2,397			2,146		2,607		2,081		2,358	2,666
Capital expenditure
Ore reserve development	Rm	Dec 2025	2,931			1,699		981		251		—	—
		Dec 2024	2,837			1,663		932		242		—	—
Sustaining capital	Rm	Dec 2025	1,079			414		251		111		—	303
		Dec 2024	931			380		247		64		—	240
Project capital[3]	Rm	Dec 2025	2,686			—		—		—		—	2,673
		Dec 2024	3,485			—		—		—		—	3,131
Total capital expenditure	Rm	Dec 2025	6,696			2,113		1,232		362		—	2,976
		Dec 2024	7,253			2,043		1,179		306		—	3,371
Total capital expenditure	US$m	Dec 2025	374			118		69		20		—	166
		Dec 2024	396			112		64		17		—	184
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently

1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Year”
3Project capital expenditure for the years ended 31 December 2025 and 31 December 2024 includes corporate capital expenditure of R13 million (US$1 million) and R354 million (US$19 million), respectively, the majority of which relates to Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 50

SALIENT FEATURES AND COST BENCHMARKS – YEAR (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Dec 2025	8,210
		Dec 2024	6,807
Zinc ore grade processed	%	Dec 2025	2.93
		Dec 2024	2.97
Plant recoveries	%	Dec 2025	50.63
		Dec 2024	49.39
Concentrate produced[1]	kt	Dec 2025	262
		Dec 2024	218
Concentrate zinc grade[2]	%	Dec 2025	46.42
		Dec 2024	45.78
Zinc in concentrate produced[3]	kt	Dec 2025	122
		Dec 2024	100
Payable zinc production[4]	kt	Dec 2025	101
		Dec 2024	82
Payable zinc sales[5]	kt	Dec 2025	91
		Dec 2024	82
Price and costs
Average equivalent zinc concentrate price[6]	R/tZn	Dec 2025	48,584
		Dec 2024	49,046
	US$/tZn	Dec 2025	2,717
		Dec 2024	2,678
All-in sustaining cost[7,8]	R/tZn	Dec 2025	34,356
		Dec 2024	42,446
	US$/tZn	Dec 2025	1,921
		Dec 2024	2,317
All-in cost[7,8]	R/tZn	Dec 2025	34,912
		Dec 2024	42,617
	US$/tZn	Dec 2025	1,953
		Dec 2024	2,327
Capital expenditure
Sustaining capital	Rm	Dec 2025	59
		Dec 2024	186
Project capital	Rm	Dec 2025	55
		Dec 2024	6
Total capital expenditure	Rm	Dec 2025	114
		Dec 2024	192
	US$m	Dec 2025	6
		Dec 2024	10
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Zinc in concentrate produced is the zinc metal contained in the concentrate produced
4Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
5Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
6Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
7All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Year”

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 51

ALL-IN COSTS – YEAR

US and SA PGM operations

			US PGM operations[1]	Total SA PGM operations[2]	Rustenburg including Kroondal	Marikana[2]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Dec 2025	2,146	43,214	21,921	20,369	924	2,531	(2,531)
		Dec 2024	9,846	42,964	21,226	20,912	826	2,483	(2,483)
Section 45X credit adjustment[7]		Dec 2025	2,466
		Dec 2024	(1,255)
Royalties		Dec 2025	—	765	656	109	—	155	(155)
		Dec 2024	—	212	94	117	—	131	(130)
Carbon tax		Dec 2025	—	3	—	3	—	—	—
		Dec 2024	—	1	—	1	—	—	—
Community costs		Dec 2025	—	265	88	177	—	—	—
		Dec 2024	—	338	106	232	—	—	—
Inventory change		Dec 2025	556	2,710	2,691	19	—	44	(44)
		Dec 2024	(999)	182	1,621	(1,439)	—	8	(8)
Share-based payments[4]		Dec 2025	41	155	79	75	1	—	—
		Dec 2024	89	204	103	95	2	—	—
Rehabilitation interest and amortisation[5]		Dec 2025	34	207	157	50	—	8	(8)
		Dec 2024	45	93	75	18	—	6	(6)
Leases		Dec 2025	2	50	19	29	2	—	—
		Dec 2024	4	63	24	38	2	—	(1)
Ore reserve development		Dec 2025	1,212	2,344	747	1,597	—	—	—
		Dec 2024	1,920	2,472	699	1,773	—	—	—
Sustaining capital expenditure		Dec 2025	363	2,867	1,479	1,353	35	358	(358)
		Dec 2024	611	2,567	1,407	1,118	42	548	(548)
Less: By-product credit		Dec 2025	(708)	(11,714)	(5,535)	(5,785)	(394)	(417)	417
		Dec 2024	(852)	(11,676)	(6,245)	(5,005)	(426)	(588)	588
Total All-in-sustaining costs[6]		Dec 2025	6,112	40,866	22,302	17,996	568	2,679	(2,679)
		Dec 2024	9,409	37,420	19,110	17,860	446	2,588	(2,588)
Plus: Corporate cost, growth and capital expenditure		Dec 2025	188	670	57	620	—	—	(7)
		Dec 2024	316	835	101	708	18	—	8
Total All-in-costs[6]		Dec 2025	6,300	41,536	22,359	18,616	568	2,679	(2,686)
		Dec 2024	9,725	38,255	19,211	18,568	464	2,588	(2,580)
PGM production	4Eoz - 2Eoz	Dec 2025	284,069	1,797,928	922,573	726,033	32,303	117,019	—
		Dec 2024	425,842	1,835,410	890,960	775,709	46,102	122,639	—
	kg	Dec 2025	8,836	55,922	28,695	22,582	1,005	3,640	—
		Dec 2024	13,245	57,088	27,712	24,127	1,434	3,815	—
All-in-sustaining cost[6]	R/4Eoz - R/2Eoz	Dec 2025	21,516	24,312	24,174	24,787	17,584	22,894	—
		Dec 2024	22,096	21,848	21,449	23,024	9,674	21,103	—
	US$/4Eoz - US$/2Eoz	Dec 2025	1,203	1,360	1,352	1,386	983	1,280	—
		Dec 2024	1,206	1,193	1,171	1,257	528	1,152	—
All-in-cost[6]	R/4Eoz - R/2Eoz	Dec 2025	22,178	24,710	24,235	25,641	17,584	22,894	—
		Dec 2024	22,838	22,335	21,562	23,937	10,065	21,103	—
	US$/4Eoz - US$/2Eoz	Dec 2025	1,240	1,382	1,355	1,434	983	1,280	—
		Dec 2024	1,247	1,219	1,177	1,307	549	1,152	—
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material, which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
2The Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Year” and “Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana – Year”
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced (excluding Mimosa) in the same period
7The Inflation Reduction Act Section 45X Advanced Manufacturing Production Credit provides credits to the US PGM operations equal to 10% of production costs incurred for critical minerals produced and sold after December 31, 2022. During the year ended 31 December 2025 the US PGM operations recognised R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023, respectively . Although these amounts were recognised as a credit against the 30 June 2025 cost of sales, management believes that the cost of sales for the period ended 30 June 2025 should be adjusted with the 2023 and 2024 credits against the period when the mining costs were accrued. It is expected that, because the required certification requirements were addressed in June 2025, the recognition of the credits will now match the related mining cost accruals. Accordingly, total All-in-sustaining costs and total All-in-costs were adjusted to reflect the appropriate amounts which relates to the periods presented above

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 52

ALL-IN COSTS – YEAR (continued)

Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Year
		Total SA PGM operations		Marikana
	Rm	Dec 2025	Dec 2024	Dec 2025	Dec 2024
Cost of sales, before amortisation and depreciation as reported per table above		43,214	42,964	20,369	20,912
Inventory change as reported per table above		2,710	182	19	(1,439)
Less: Chrome cost of sales		(1,868)	(2,056)	(482)	(394)
Total operating cost including third party PoC		44,056	41,090	19,906	19,079
Less: Purchase cost of PoC		(2,550)	(2,407)	(2,550)	(2,407)
Total operating cost excluding third party PoC		41,506	38,683	17,356	16,672

PGM production as reported per table above	4Eoz- 2Eoz	1,797,928	1,835,410	726,033	775,709
Less: Mimosa production		(117,019)	(122,639)	—	—
PGM production excluding Mimosa		1,680,909	1,712,771	726,033	775,709
Less: PoC production		(73,150)	(96,464)	(73,150)	(96,464)
PGM production excluding Mimosa and third party PoC		1,607,759	1,616,307	652,883	679,245

PGM production including Mimosa and excluding third party PoC		1,724,778	1,738,946	652,883	679,245

Tonnes milled/treated	kt	36,496	35,842	9,418	10,174
Less: Mimosa tonnes		(1,457)	(1,469)	—	—
PGM tonnes excluding Mimosa and third party PoC		35,039	34,373	9,418	10,174
Operating cost including third party PoC	R/4Eoz-R/2Eoz	26,210	23,990	27,417	24,596
	US$/4Eoz-US$/2Eoz	1,466	1,310	1,533	1,343
	R/t	1,257	1,195	2,114	1,875
	US$/t	70	65	118	102
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	25,816	23,933	26,584	24,545
	US$/4Eoz-US$/2Eoz	1,444	1,307	1,487	1,340
	R/t	1,185	1,125	1,843	1,639
	US$/t	66	61	103	89

Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana - Year
		Total SA PGM operations		Marikana
	Rm	Dec 2025	Dec 2024	Dec 2025	Dec 2024
Total All-in-sustaining cost as reported per table above		40,866	37,420	17,996	17,860
Less: Purchase cost of PoC		(2,550)	(2,407)	(2,550)	(2,407)
Add: By-product credit of PoC		581	462	581	462
Total All-in-sustaining cost excluding third party PoC		38,897	35,475	16,027	15,915
Plus: Corporate cost, growth and capital expenditure		670	835	620	708
Total All-in-cost excluding third party PoC		39,567	36,310	16,647	16,623

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	1,607,759	1,616,307	652,883	679,245

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	24,193	21,948	24,548	23,430
	US$/4Eoz-US$/2Eoz	1,353	1,198	1,373	1,279

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	24,610	22,465	25,498	24,473
	US$/4Eoz-US$/2Eoz	1,376	1,226	1,426	1,336
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 53

ALL-IN COSTS – YEAR (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2025	22,988	6,961	5,594	4,229	1,555	4,649	—
		Dec 2024	23,598	6,949	6,326	4,260	1,579	4,484	—
Royalties		Dec 2025	148	215	28	152	3	—	(250)
		Dec 2024	115	49	34	56	6	—	(30)
Carbon tax		Dec 2025	(3)	—	—	(4)	—	1	—
		Dec 2024	—	—	—	—	—	—	—
Community costs		Dec 2025	25	—	—	—	—	25	—
		Dec 2024	13	—	—	—	—	13	—
Share-based payments[2]		Dec 2025	94	23	15	14	2	40	—
		Dec 2024	121	39	33	18	—	27	4
Rehabilitation interest and amortisation[3]		Dec 2025	245	23	36	90	117	(28)	7
		Dec 2024	226	(2)	25	104	105	(12)	6
Leases		Dec 2025	35	2	8	14	—	11	—
		Dec 2024	33	—	9	6	—	18	—
Ore reserve development		Dec 2025	2,931	1,699	981	251	—	—	—
		Dec 2024	2,837	1,663	932	242	—	—	—
Sustaining capital expenditure		Dec 2025	1,079	414	251	111	—	303	—
		Dec 2024	931	380	247	64	—	240	—
Less: By-product credit		Dec 2025	(26)	(10)	(5)	(3)	—	(8)	—
		Dec 2024	(35)	(10)	(4)	(4)	—	(17)	—
Total All-in-sustaining costs[4]		Dec 2025	27,516	9,327	6,908	4,854	1,677	4,993	(243)
		Dec 2024	27,839	9,068	7,602	4,746	1,690	4,753	(20)
Plus: Corporate cost, growth and capital expenditure		Dec 2025	2,660	—	—	—	—	2,673	(13)
		Dec 2024	3,554	—	—	—	—	3,131	423
Total All-in-costs[4]		Dec 2025	30,176	9,327	6,908	4,854	1,677	7,666	(256)
		Dec 2024	31,393	9,068	7,602	4,746	1,690	7,884	403
Gold sold	kg	Dec 2025	19,081	6,876	3,257	3,424	885	4,639	—
		Dec 2024	22,239	7,176	4,952	3,873	1,217	5,021	—
	oz	Dec 2025	613,468	221,068	104,715	110,084	28,453	149,147	—
		Dec 2024	715,000	230,714	159,210	124,520	39,127	161,429	—
All-in-sustaining cost[4]	R/kg	Dec 2025	1,442,063	1,356,457	2,120,970	1,417,640	1,894,915	1,076,310	—
		Dec 2024	1,251,810	1,263,657	1,535,137	1,225,407	1,388,661	946,624	—
All-in-sustaining cost	US$/oz	Dec 2025	2,509	2,360	3,690	2,466	3,296	1,872	—
		Dec 2024	2,126	2,146	2,607	2,081	2,358	1,607	—
All-in-cost[4]	R/kg	Dec 2025	1,581,468	1,356,457	2,120,970	1,417,640	1,894,915	1,652,511	—
		Dec 2024	1,411,619	1,263,657	1,535,137	1,225,407	1,388,661	1,570,205	—
All-in-cost	US$/oz	Dec 2025	2,751	2,360	3,690	2,466	3,296	2,875	—
		Dec 2024	2,397	2,146	2,607	2,081	2,358	2,666	—
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
1.Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
2.Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
3.All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 54

ALL-IN COSTS – YEAR (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Dec 2025	3,061
		Dec 2024	3,326
Royalties		Dec 2025	231
		Dec 2024	216
Community costs		Dec 2025	62
		Dec 2024	54
Inventory change		Dec 2025	198
		Dec 2024	(348)
Share-based payments[2]		Dec 2025	17
		Dec 2024	7
Rehabilitation interest and amortisation[3]		Dec 2025	73
		Dec 2024	156
Leases		Dec 2025	105
		Dec 2024	116
Sustaining capital expenditure		Dec 2025	59
		Dec 2024	186
Less: By-product credit		Dec 2025	(346)
		Dec 2024	(218)
Total All-in-sustaining costs[4]		Dec 2025	3,460
		Dec 2024	3,495
Plus: Corporate cost, growth and capital expenditure		Dec 2025	56
		Dec 2024	14
Total All-in-costs[4]		Dec 2025	3,516
		Dec 2024	3,509
Payable zinc production	kt	Dec 2025	101
		Dec 2024	82
All-in-sustaining cost[4]	R/tZn	Dec 2025	34,356
		Dec 2024	42,446
	US$/tZn	Dec 2025	1,921
		Dec 2024	2,317
All-in-cost[4]	R/tZn	Dec 2025	34,912
		Dec 2024	42,617
	US$/tZn	Dec 2025	1,953
		Dec 2024	2,327
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently
1.Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
1Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
2Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
3All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of payable zinc metal produced in the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 55

UNIT OPERATING COST – YEAR

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations	Total SA PGM operations[2,3]	Rustenburg including Kroondal[3]		Marikana[3]		Plat Mile[3]	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Dec 2025	2,146	43,214	20,564	1,357	20,369		924	2,531
		Dec 2024	9,846	42,964	19,917	1,309	20,912		826	2,483
Section 45X credit adjustment[6]		Dec 2025	2,466	—	—	—	—		—	—
		Dec 2024	(1,255)	—	—	—	—		—	—
Inventory change		Dec 2025	556	2,710	2,707	(16)	19		—	44
		Dec 2024	(999)	182	1,595	26	(1,439)		—	8
Less: Chrome cost of sales		Dec 2025	—	(1,868)	(1,182)	—	(482)		(204)	—
		Dec 2024	—	(2,056)	(1,496)	—	(394)		(166)	—
Less: Purchase cost of PoC		Dec 2025	—	(2,550)	—	—	(2,550)		—	—
		Dec 2024	—	(2,407)	—	—	(2,407)		—	—
Total operating cost excluding third party PoC		Dec 2025	5,168	41,506	22,089	1,341	17,356		720	2,575
		Dec 2024	7,592	38,683	20,016	1,335	16,672		660	2,491
Tonnes milled/treated excluding third party PoC	kt	Dec 2025	760	35,039	11,000	5,205	6,103	3,315	9,416	1,457
		Dec 2024	1,129	34,373	10,340	5,370	6,138	4,036	8,489	1,469
PGM production excluding third party PoC[4]	4Eoz - 2Eoz	Dec 2025	284,069	1,607,759	870,881	51,692	652,883		32,303	117,019
		Dec 2024	425,842	1,616,307	818,847	72,113	679,245		46,102	122,639
Operating cost[5]	R/t	Dec 2025	6,797	1,185	2,008	258	1,843		76	1,767
		Dec 2024	6,727	1,125	1,936	249	1,639		78	1,696
	US$/t	Dec 2025	380	66	112	14	103		4	99
		Dec 2024	367	61	106	14	89		4	93
	R/4Eoz - R/2Eoz	Dec 2025	18,193	25,816	25,364	25,942	26,584		22,289	22,005
		Dec 2024	17,828	23,933	24,444	18,513	24,545		14,316	20,312
	US$/4Eoz - US$/2Eoz	Dec 2025	1,017	1,444	1,419	1,451	1,487		1,247	1,231
		Dec 2024	973	1,307	1,335	1,011	1,340		782	1,109
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently
1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above
2    Total SA PGM operations exclude the results of Mimosa (financial and production results), which is equity accounted
3    Cost of sales, before amortisation and depreciation for Total SA PGM operations, Rustenburg (including Kroondal), Marikana and Platinum Mile includes the Chrome cost of sales which is excluded for operating unit cost calculation purposes as Chrome production is excluded from the concentrate production
4    For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Year”
5    Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period, by the PGM produced in the same period
6 The US PGM operations’ operating cost for the year ended 31 December 2025 were adjusted to include the Section 45X Advance Manufacturing Production Credits. During the year ended 31 December 2025 the US PGM operations recognised R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023, respectively

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 56

UNIT OPERATING COST – YEAR (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Dec 2025	22,988	16,613	6,375	6,961	—	5,423	171	4,229	—	1,555	4,649
		Dec 2024	23,598	16,943	6,655	6,934	15	5,774	552	4,235	25	1,579	4,484
Inventory change		Dec 2025	1,208	1,151	57	482	—	328	14	341	—	63	(20)
		Dec 2024	(257)	(271)	14	(122)	—	(70)	(11)	(79)	—	31	(6)
Total operating cost		Dec 2025	24,196	17,764	6,432	7,443	—	5,751	185	4,570	—	1,618	4,629
		Dec 2024	23,341	16,672	6,669	6,812	15	5,704	541	4,156	25	1,610	4,478
Tonnes milled/treated	kt	Dec 2025	32,815	3,209	29,607	1,060	1	840	467	1,308	1	3,984	25,154
		Dec 2024	33,522	3,594	29,928	1,152	50	1,147	1,358	1,295	76	4,425	24,019
Gold produced	kg	Dec 2025	19,668	13,893	5,775	7,216	—	3,095	279	3,582	—	894	4,602
		Dec 2024	21,915	15,038	6,877	6,965	50	4,322	570	3,751	14	1,224	5,019
	oz	Dec 2025	632,341	446,670	185,671	232,000	—	99,507	8,970	115,164	—	28,743	147,958
		Dec 2024	704,583	483,483	221,101	223,930	1,608	138,955	18,326	120,597	450	39,353	161,365
Operating cost[1]	R/t	Dec 2025	737	5,536	217	7,020	—	6,843	396	3,494	—	406	184
		Dec 2024	696	4,639	223	5,912	300	4,973	398	3,210	327	364	186
	US$/t	Dec 2025	41	310	12	393	—	383	22	195	—	23	10
		Dec 2024	38	253	12	323	16	272	22	175	18	20	10
	R/kg	Dec 2025	1,230,222	1,278,630	1,113,766	1,031,458	—	1,858,158	663,082	1,275,824	—	1,809,843	1,005,867
		Dec 2024	1,065,070	1,108,658	969,754	978,033	300,000	1,319,759	949,123	1,107,971	1,785,714	1,315,359	892,210
	US$/oz	Dec 2025	2,140	2,224	1,937	1,794	—	3,232	1,153	2,219	—	3,148	1,750
		Dec 2024	1,809	1,883	1,647	1,661	509	2,241	1,612	1,881	3,032	2,234	1,515
Average exchange rates for the year ended 31 December 2025 and 31 December 2024 were R17.88/US$ and R18.32/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group. These non-IFRS measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 57

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye-Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	42,60,61,62
Notional free cash flow (FCF)	Sibanye-Stillwater defines notional free cash flow as adjusted EBITDA, less non cash revenue relating to streaming transactions and deferred prepayments, non cash government grants and accrued taxes and royalties, and includes other non-routine cash items such as legal dispute settlements and realised hedges.	Report one of the drivers considered by management to illustrate cash available for dividends and other investing activities	11,63,64
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	43,44,45,46,52,53,54,55
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	43,44,45,46,52,53,54,55
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/gold sold/payable zinc production	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	43,44,45,46,52,53,54,55
Headline earnings	Calculated based on the requirements set out in SAICA Circular 1/2023	Reported in compliance with the Johannesburg Stock Exchange (JSE) Listings Requirements	33
Headline earnings per share (HEPS)	Headline earnings divided by the weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	33
Diluted headline earnings per share	Headline earnings divided by the diluted weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	34
Interest coverage ratio	Adjusted EBITDA divided by net contractual finance charges/(income) settled in cash during the period	Report compliance with the debt covenant: interest coverage ratio	41
Net debt/(cash)	Borrowings and bank overdraft less cash and cash equivalents, excluding Burnstone debt, bank overdraft and cash	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	37
Net debt/(cash) to adjusted EBITDA (ratio)	Net debt/(cash) as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date	Report compliance with the debt covenant: net debt/(cash) to adjusted EBITDA ratio	37
Normalised earnings	Earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate.	Report the measure used by the Group to determine dividend payments in line with our dividend policy	34

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 58

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	47,48,56,57

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 59

ADJUSTED EBITDA RECONCILIATION – YEARS

For the year ended 31 Dec 2025 (Reviewed)
		SA OPERATIONS														AMERICAS						EUROPE			AUSTRALIA
	GROUP	PRIMARY MINING											SECONDARY MINING					PRIMARY MINING	RECYCLING							SECONDARY MINING		GROUP
SA rand	Total	Total SA Operations	Total SA PGM	Rusten burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Cor- porate[1]
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:
(Loss)/profit before royalties, carbon tax and tax	734	14,098	10,626	7,066	4,563	102	(8)	(1,097)	3,472	3,650	(4,843)	1,976	4,242	(1,553)	(7,870)	(156)	(36)	(3,066)	2,910	3,030	(120)	(9,403)	(1,631)	(7,772)	1,689	1,833	(144)	(5,494)
Adjusted for:
Amortisation and depreciation	9,367	7,855	4,203	2,007	2,100	47	412	(363)	3,652	1,994	717	363	392	186	1,509	1,489	1,252	1,246	243	6	237	19	2	17	1	—	1	3
Interest income	(1,568)	(1,028)	(481)	(132)	(287)	(18)	(14)	(30)	(547)	(99)	(80)	(47)	(182)	(139)	(389)	(361)	(351)	(224)	(137)	(127)	(10)	(21)	—	(21)	(7)	(6)	(1)	(151)
Finance expense	5,000	1,866	772	2,284	424	—	58	(1,994)	1,094	140	186	122	69	577	2,091	1,813	1,762	1,762	51	—	51	93	13	80	185	172	13	1,043
Share-based payments	2,114	1,302	761	398	361	5	—	(3)	541	142	111	83	40	165	798	480	453	453	27	—	27	245	42	203	73	73	—	14
(Gain)/loss on financial instruments	3,794	3,621	366	(2,463)	233	—	23	2,573	3,255	(25)	(21)	(14)	(25)	3,340	151	779	—	—	779	—	779	(451)	4	(455)	(177)	(177)	—	22
Loss/(gain) on foreign exchange movements	(155)	(15)	228	84	94	44	14	(8)	(243)	—	—	—	—	(243)	(98)	44	16	16	28	—	28	(183)	(175)	(8)	41	34	7	(42)
Share of results of equity-accounted investees after tax	(337)	(369)	147	—	—	—	—	147	(516)	—	—	—	—	(516)	11	11	7	7	4	—	4	—	—	—	—	—	—	21
Change in estimate of environmental rehabilitation obligation	495	(40)	50	53	(4)	—	—	1	(90)	—	—	(8)	(98)	16	535	—	—	—	—	—	—	729	729	—	(194)	(184)	(10)	—
(Gain)/loss on disposal of property, plant and equipment	14	(38)	19	(26)	(7)	—	1	51	(57)	(33)	(13)	(14)	4	(1)	52	52	52	52	—	—	—	—	—	—	—	—	—	—
Impairments	14,007	1,919	63	—	—	—	599	(536)	1,856	(166)	3,779	(449)	—	(1,308)	12,062	4,230	4,230	4,230	—	—	—	7,832	28	7,804	—	—	—	26
Occupational healthcare gain	49	49	—	—	—	—	—	—	49	—	—	—	—	49	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	247	75	9	4	4	—	—	1	66	6	9	15	—	36	172	2	2	2	—	—	—	170	170	—	—	—	—	—
Transaction and project costs	4,543	(1)	(1)	—	—	—	—	(1)	—	—	—	—	—	—	566	189	14	14	175	—	175	373	373	—	4	—	4	3,978
Lease payments	(267)	(126)	(80)	(19)	(29)	(1)	—	(31)	(46)	(2)	(8)	(14)	(11)	(11)	(141)	(3)	(1)	(1)	(2)	—	(2)	(33)	(21)	(12)	(105)	(105)	—	—
Onerous contract provision	(124)	—	—	—	—	—	—	—	—	—	—	—	—	—	(124)	—	—	—	—	—	—	(124)	(124)	—	—	—	—	—
Corporate leadership costs	50	50	—	—	—	—	—	—	50	—	—	—	—	50	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Compensation for losses incurred	(142)	(38)	—	—	—	—	—	—	(38)	—	(27)	(1)	—	(10)	(104)	(46)	(46)	(46)	—	—	—	—	—	—	(58)	(58)	—	—
Other	—	—	—	9	—	—	—	(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity-accounted investment	(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5)
Gain on assets held for sale	(16)	7	—	—	—	—	—	—	7	—	—	—	7	—	(23)	(1)	(1)	(1)	—	—	—	(22)	—	(22)	—	—	—	—
Adjusted EBITDA	37,800	29,187	16,682	9,265	7,452	179	1,085	(1,299)	12,505	5,607	(190)	2,012	4,438	638	9,198	8,522	7,353	4,444	4,078	2,909	1,169	(776)	(590)	(186)	1,452	1,582	(130)	(585)

1 The SA rand amounts can be translated to US dollar at an average exchange rate of R17.88/US$ which amounts to a profit before royalties, carbon tax and tax of US$42 million (R734 million) and adjusted EBITDA of US$2,115 million (R37,800 million)
2 This measure is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards

For the year ended 31 Dec 2024 (Audited)
		SA OPERATIONS															AMERICAS						EUROPE			AUSTRALIA
	GROUP	PRIMARY MINING												SECONDARY MINING					PRIMARY MINING	RECYCLING							SECONDARY MINING		GROUP
SA rand	Total	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site recycling	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Cor- porate[1]
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:
(Loss)/profit before royalties, carbon tax and tax	(3,669)	8,131	5,177	10,480	2,572	(270)	170	90	(7,865)	2,954	1,284	(906)	520	2,405	(349)	(10,633)	(10,454)	(10,474)	(10,795)	341	321	20	—	(531)	531	(179)	77	(256)	(1,167)
Adjusted for:																—	—			—
Amortisation and depreciation	8,810	6,547	3,647	1,162	1,884	487	43	334	(263)	2,900	1,380	788	395	312	25	2,261	2,105	1,934	1,929	176	5	171	38	29	9	118	117	1	2
Interest income	(1,337)	(966)	(468)	(86)	(224)	(135)	(23)	(6)	6	(498)	(81)	(82)	(46)	(230)	(59)	(368)	(313)	(305)	(305)	(8)	—	(8)	(53)	(1)	(52)	(2)	(1)	(1)	(3)
Finance expense	4,571	1,948	611	3,240	392	131	—	45	(3,197)	1,337	260	294	193	78	512	2,297	1,791	1,761	1,761	30	—	30	204	70	134	302	288	14	326
Share-based payments	251	178	99	31	47	18	1	—	2	79	17	12	7	27	16	53	35	35	35	—	—	—	13	7	6	5	5	—	20
(Gain)/loss on financial instruments	(5,433)	(3,128)	(2,341)	(11,878)	(1,249)	2	—	—	10,784	(787)	(19)	(18)	(12)	(19)	(719)	(2,372)	(1,869)	(1,733)	(1,733)	(136)	—	(136)	(772)	(7)	(765)	269	269	—	67
(Gain)/loss on foreign exchange movements	215	74	53	(66)	31	73	(3)	129	(111)	21	—	—	—	(11)	32	88	3	5	5	(2)	—	(2)	97	110	(13)	(12)	(10)	(2)	53
Share of results of equity-accounted investees after tax	(212)	(230)	97	—	—	—	—	—	97	(327)	—	—	—	—	(327)	7	7	—	—	7	—	7	—	—	—	—	—	—	11
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	447	450	206	52	12	142	—	—	—	244	—	—	(13)	—	257	(3)	—	—	—	—	—	—	23	23	—	(26)	(22)	(4)	—
(Gain)/loss on disposal of property, plant and equipment	(55)	(95)	(33)	(17)	(15)	(1)	—	1	(1)	(62)	(18)	(17)	(24)	(1)	(2)	40	40	40	40	—	—	—	—	—	—	—	—	—	—
Impairments	9,173	17	124	—	112	(9)	—	26	(5)	(107)	—	—	—	—	(107)	9,156	8,824	8,824	8,824	—	—	—	221	221	—	111	4	107	—
Occupational healthcare gain	(76)	(76)	—	—	—	—	—	—	—	(76)	—	—	—	—	(76)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	550	424	271	47	218	4	—	—	2	153	14	3	10	—	126	126	126	126	126	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	851	—	—	—	—	—	—	—	—	—	—	—	—	—	—	427	213	26	26	187	—	187	193	193	—	21	—	21	424
Lease payments	(244)	(97)	(62)	(20)	(38)	(3)	(1)	—	—	(35)	—	(9)	(5)	(19)	(2)	(147)	(6)	(5)	(5)	(1)	—	(1)	(25)	(20)	(5)	(116)	(116)	—	—
Cyber costs	67	54	18	6	10	2	—	—	—	36	3	3	2	—	28	13	7	7	7	—	—	—	—	—	—	6	6	—	—
Compensation for losses incurred	(26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(26)	(26)	(26)	(26)	—	—	—	—	—	—	—	—	—	—
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	—	—	—	—	—	—	24	—	—	—	—	—	—	—	—	—	24	24	—	—
Onerous contract provision	(817)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(817)	—	—	—	—	—	—	(817)	(817)	—	—	—	—	—
Gain/increase in equity-accounted investment	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)
Adjusted EBITDA[1]	13,088	13,231	7,399	2,951	3,752	441	187	619	(551)	5,832	2,840	68	1,027	2,542	(645)	126	483	215	(111)	594	326	268	(878)	(723)	(155)	521	641	(120)	(269)
1 The SA rand amounts can be translated to US dollar at an average exchange rate of R18.42/US$ which amounts to a loss before royalties, carbon tax and tax of US$200 million (R3,669 million) and adjusted EBITDA of US$715 million (R13,088 million)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 60

ADJUSTED EBITDA RECONCILIATION – SIX MONTHS

For the six months ended 31 December 2025 (Unaudited)
		SA OPERATIONS														AMERICAS						EUROPE			AUSTRALIA
	GROUP	PRIMARY MINING											SECONDARY MINING					PRIMARY MINING	RECYCLING							SECONDARY MINING		GROUP
SA rand	Total	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Cor- porate[1]
Reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA[1]
Profit/(loss) before royalties, carbon tax and tax[1]	2,936	9,946	9,007	7,997	3,147	79	772	(2,988)	939	2,510	(4,502)	1,352	2,449	(870)	(2,324)	501	735	79	422	656	(234)	(3,708)	(1,294)	(2,414)	883	945	(62)	(4,686)
Adjusted for:															—	—			—
Amortisation and depreciation	5,149	4,318	2,270	1,087	1,131	24	180	(152)	2,048	1,127	343	201	206	171	828	815	680	677	138	3	135	12	—	12	1	—	1	3
Interest income	(882)	(451)	(188)	(50)	(106)	(8)	(8)	(16)	(263)	(42)	(40)	(23)	(105)	(53)	(314)	(291)	(287)	(160)	(131)	(127)	(4)	(19)	—	(19)	(4)	(4)	—	(117)
Finance expense	2,447	855	364	1,103	226	—	41	(1,006)	491	66	86	60	34	245	1,036	891	862	862	29	—	29	56	7	49	89	82	7	556
Share-based payments	1,499	908	522	276	252	3	—	(9)	386	98	76	58	24	130	580	355	333	333	22	—	22	169	30	139	56	56	—	11
(Gain)/loss on financial instruments	3,403	2,891	255	(3,450)	209	—	(2)	3,498	2,636	(15)	(13)	(9)	(11)	2,684	511	706	—	—	706	—	706	(258)	—	(258)	63	63	—	1
Loss/(gain) on foreign exchange movements	6	13	145	57	61	28	5	(6)	(132)	—	—	—	—	(132)	38	31	13	13	18	—	18	(19)	(15)	(4)	26	21	5	(45)
Share of results of equity-accounted investees after tax	(769)	(786)	(513)	—	—	—	—	(513)	(273)	—	—	—	—	(273)	—	—	7	7	(7)	—	(7)	—	—	—	—	—	—	17
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	593	58	50	53	(4)	—	—	1	8	—	—	(8)	—	16	535	—	—	—	—	—	—	729	729	—	(194)	(184)	(10)	—
(Gain)/loss on disposal of property, plant and equipment	30	5	38	(12)	(2)	—	—	52	(33)	(14)	(9)	(9)	—	(1)	25	25	25	25	—	—	—	—	—	—	—	—	—	—
Impairments	4,341	1,855	(1)	—	—	—	—	(1)	1,856	(166)	3,779	(449)	—	(1,308)	2,460	—	—	—	—	—	—	2,460	—	2,460	—	—	—	26
Occupational healthcare gain	46	46	—	—	—	—	—	—	46	—	—	—	—	46	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	5	5	—	1	—	—	—	(1)	5	—	1	—	—	4	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	4,125	(1)	(1)	—	—	—	—	(1)	—	—	—	—	—	—	323	45	(130)	(130)	175	—	175	274	274	—	4	—	4	3,803
Lease payments	(147)	(72)	(44)	(10)	(14)	—	—	(20)	(28)	(2)	(3)	(10)	(7)	(6)	(75)	—	1	1	(1)	—	(1)	(20)	(11)	(9)	(55)	(54)	(1)	—
Onerous contract provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate leadership costs	41	41	—	—	—	—	—	—	41	—	—	—	—	41	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Compensation for losses incurred	(75)	(38)	—	—	—	—	—	—	(38)	—	(27)	(1)	—	(10)	(37)	(37)	(37)	(37)	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity-accounted investment	(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5)
Gain on assets held for sale	(16)	7	—	—	—	—	—	—	7	—	—	—	7	—	(23)	(1)	(1)	(1)	—	—	—	(22)	—	(22)	—	—	—	—
Adjusted EBITDA	22,727	19,600	11,904	7,052	4,900	126	988	(1,162)	7,696	3,562	(309)	1,162	2,597	684	3,563	3,040	2,201	1,669	1,371	532	839	(346)	(280)	(66)	869	925	(56)	(436)

For the six months ended 30 June 2025 (Unaudited)
		SA OPERATIONS														AMERICAS						EUROPE			AUSTRALIA
	GROUP	PRIMARY MINING											SECONDARY MINING					PRIMARY MINING	RECYCLING							SECONDARY MINING		GROUP
SA rand	Total	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site recycling	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Cor- porate[1]
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:
(Loss)/profit before royalties, carbon tax and tax[1]	(2,202)	4,152	1,619	(931)	1,416	23	(780)	1,891	2,533	1,140	(341)	624	1,793	(683)	(5,546)	(657)	(771)	(3,145)	2,488	2,374	114	(5,695)	(337)	(5,358)	806	888	(82)	(808)
Adjusted for:															—	—			—
Amortisation and depreciation	4,218	3,537	1,933	920	969	23	232	(211)	1,604	867	374	162	186	15	681	674	572	569	105	3	102	7	2	5	—	—	—	—
Interest income	(686)	(577)	(293)	(82)	(181)	(10)	(6)	(14)	(284)	(57)	(40)	(24)	(77)	(86)	(75)	(70)	(64)	(64)	(6)	—	(6)	(2)	—	(2)	(3)	(2)	(1)	(34)
Finance expense	2,553	1,011	408	1,181	198	—	17	(988)	603	74	100	62	35	332	1,055	922	900	900	22	—	22	37	6	31	96	90	6	487
Share-based payments	615	394	239	122	109	2	—	6	155	44	35	25	16	35	218	125	120	120	5	—	5	76	12	64	17	17	—	3
(Gain)/loss on financial instruments	391	730	111	987	24	—	25	(925)	619	(10)	(8)	(5)	(14)	656	(360)	73	—	—	73	—	73	(193)	4	(197)	(240)	(240)	—	21
Loss/(gain) on foreign exchange movements	(161)	(28)	83	27	33	16	9	(2)	(111)	—	—	—	—	(111)	(136)	13	3	3	10	—	10	(164)	(160)	(4)	15	13	2	3
Share of results of equity-accounted investees after tax	432	417	660	—	—	—	—	660	(243)	—	—	—	—	(243)	11	11	—	—	11	—	11	—	—	—	—	—	—	4
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(98)	(98)	—	—	—	—	—	—	(98)	—	—	—	(98)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(16)	(43)	(19)	(14)	(5)	—	1	(1)	(24)	(19)	(4)	(5)	4	—	27	27	27	27	—	—	—	—	—	—	—	—	—	—
Impairments	9,666	64	64	—	—	—	599	(535)	—	—	—	—	—	—	9,602	4,230	4,230	4,230	—	—	—	5,372	28	5,344	—	—	—	—
Occupational healthcare gain	3	3	—	—	—	—	—	—	3	—	—	—	—	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	242	70	9	3	4	—	—	2	61	6	8	15	—	32	172	2	2	2	—	—	—	170	170	—	—	—	—	—
Transaction and project costs	418	—	—	—	—	—	—	—	—	—	—	—	—	—	243	144	144	144	—	—	—	99	99	—	—	—	—	175
Lease payments	(120)	(54)	(36)	(9)	(15)	(1)	—	(11)	(18)	—	(5)	(4)	(4)	(5)	(66)	(3)	(2)	(2)	(1)	—	(1)	(13)	(10)	(3)	(50)	(51)	1	—
Onerous contract provision	(124)	—	—	—	—	—	—	—	—	—	—	—	—	—	(124)	—	—	—	—	—	—	(124)	(124)	—	—	—	—	—
Corporate leadership costs	9	9	—	—	—	—	—	—	9	—	—	—	—	9	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Compensation for losses incurred	(67)		—						—						(67)	(9)	(9)	(9)	—			—			(58)	(58)
Other	—	—	—	9	—	—	—	(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA[1]	15,073	9,587	4,778	2,213	2,552	53	97	(137)	4,809	2,045	119	850	1,841	(46)	5,635	5,482	5,152	2,775	2,707	2,377	330	(430)	(310)	(120)	583	657	(74)	(149)
1 The SA rand amounts can be translated to US dollar at an average exchange rate of R18.39/US$ which amounts to a loss before royalties, carbon tax and tax of US$118 million (R2,202 million) and adjusted EBITDA of US$818 million (R15,073 million)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 61

ADJUSTED EBITDA RECONCILIATION – SIX MONTHS (continued)

For the six months ended 31 December 2024 (Unaudited)
		SA OPERATIONS															AMERICAS						EUROPE			AUSTRALIA
	GROUP	PRIMARY MINING												SECONDARY MINING					PRIMARY MINING	RECYCLING							SECONDARY MINING		GROUP
SA rand	Total	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site recycling	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Cor- porate[1]
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:
Profit/(loss) before royalties, carbon tax and tax	1,915	4,969	2,767	12,147	1,236	(242)	102	78	(10,554)	2,202	629	(155)	360	1,333	35	(2,624)	(3,632)	(3,615)	(3,791)	159	176	(17)	232	(477)	709	776	944	(168)	(430)
Adjusted for:
Amortisation and depreciation	4,676	3,587	1,947	610	1,020	256	23	184	(146)	1,640	722	473	219	214	12	1,087	1,004	904	901	103	3	100	22	17	5	61	61	—	2
Interest income	(588)	(460)	(223)	(36)	(111)	(54)	(13)	(4)	(5)	(237)	(41)	(41)	(23)	(124)	(8)	(125)	(93)	(86)	(86)	(7)	—	(7)	(31)	(1)	(30)	(1)	(1)	—	(3)
Finance expense	2,279	1,014	331	1,517	214	65	—	25	(1,490)	683	127	154	93	38	271	1,107	895	876	876	19	—	19	95	29	66	117	110	7	158
Share-based payments	114	84	45	16	19	9	1	—	—	39	8	5	3	14	9	19	12	12	12	—	—	—	5	2	3	2	2	—	11
(Gain)/loss on financial instruments	(3,937)	(3,320)	(2,580)	(13,153)	(1,255)	(6)	—	—	11,834	(740)	(9)	(11)	(6)	(9)	(705)	(618)	(20)	—	—	(20)	—	(20)	(788)	13	(801)	190	190	—	1
Loss/(gain) on foreign exchange movements	202	125	68	(32)	21	64	(5)	46	(26)	57	—	—	—	—	57	44	(4)	(2)	(2)	(2)	—	(2)	62	82	(20)	(14)	(12)	(2)	33
Share of results of equity-accounted investees after tax	(76)	(83)	52	—	—	—	—	—	52	(135)	—	—	—	—	(135)	2	2	—	—	2	—	2	—	—	—	—	—	—	5
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	209	450	206	52	12	142	—	—	—	244	—	—	(13)	—	257	(241)	—	—	—	—	—	—	23	23	—	(264)	(260)	(4)	—
(Gain)/loss on disposal of property, plant and equipment	(20)	(57)	(22)	(10)	(12)	(1)	—	1	—	(35)	(13)	(12)	(8)	—	(2)	37	37	37	37	—	—	—	—	—	—	—	—	—	—
Impairments	1,549	(106)	1	—	—	(20)	—	—	21	(107)	—	—	—	—	(107)	1,655	1,325	1,325	1,325	—	—	—	221	221	—	109	2	107	—
Occupational healthcare gain	(77)	(77)	—	—	—	—	—	—	—	(77)	—	—	—	—	(77)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	250	126	47	21	17	7	—	—	2	79	14	1	10	—	54	124	124	124	124	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	505	—	1	—	—	—	—	—	1	(1)	—	—	—	—	(1)	365	213	26	26	187	—	187	152	152	—	—	—	—	140
Lease payments	(108)	(42)	(25)	(10)	(17)	(3)	—	—	5	(17)	—	(5)	(3)	(8)	(1)	(66)	(2)	(2)	(2)	—	—	—	(13)	(11)	(2)	(51)	(50)	(1)	—
Onerous contract provision	(493)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(493)	—	—	—	—	—	—	(493)	(493)	—	—	—	—	—
Cyber security costs	67	54	18	6	10	2	—	—	—	36	3	3	2	—	28	13	7	7	7	—	—	—	—	—	—	6	6	—	—
Compensation for losses incurred	(26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(26)	(26)	(26)	(26)	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity-accounted investment	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA	6,440	6,264	2,633	1,128	1,154	219	108	330	(306)	3,631	1,440	412	634	1,458	(313)	260	(158)	(420)	(599)	441	179	262	(513)	(443)	(70)	931	992	(61)	(84)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 62

RECONCILIATION OF NOTIONAL FREE CASH FLOW TO NET CASH FROM OPERATING ACTIVITIES

Figures in million - SA rand	For the year ended 31 December 2025 (Unaudited)
	Group	Total of operations	Southern Africa Operations	International Operations	Total SA PGM	Total SA gold	Total US PGM (including Columbus recycling)	Pennsylvania site and North Carolina site	Total EU operations	Total AUS operations	Corporate
Notional free cash flow	29	3,675	9,070	(5,395)	5,846	3,224	(831)	1,012	(6,572)	996	(3,646)
Adjusted for:
Property, plant and equipment additions	20,307	20,304	12,531	7,773	5,910	6,621	1,779	46	5,762	186	3
Net royalties, carbon tax and tax paid	(2,865)	(2,855)	(2,675)	(180)	(2,285)	(390)	286	(130)	12	(348)	(10)
Add back of accrued tax and royalties	3,562	3,550	3,167	383	3,015	152	46	112	(7)	232	12
Cash-settled share-based payments made	(649)	(643)	(433)	(210)	(279)	(154)	(111)	(8)	(71)	(20)	(6)
Dividends paid	(302)	(4,760)	(4,669)	(91)	(3,289)	(1,380)	—	—	(91)	—	4,458
Net interest (including intercompany)	(1,488)	(1,644)	36	(1,680)	17	19	(1,008)	(204)	(413)	(55)	156
Net working capital (including intercompany)	2,273	2,276	(4,234)	6,510	(5,315)	1,081	(1,293)	7,417	578	(192)	(3)
Movement on metals consignment line	(7,645)	(7,645)	—	(7,645)	—	—	—	(7,645)	—	—	—
Deferred revenue recognised	(1,421)	(1,421)	—	(1,421)	—	—	—	(420)	—	(1,001)	—
Deferred revenue received in advance	10,745	1,530	—	1,530	—	—	—	433	—	1,097	9,215
Re-allocation of stream revenue and costs	—	1,652	1,177	475	1,177	—	475	—	—	—	(1,652)
Other items	(1,139)	(651)	(435)	(216)	(196)	(239)	(621)	306	(78)	177	(488)
Net cash from operating activities	21,407	13,368	13,535	(167)	4,601	8,934	(1,278)	919	(880)	1,072	8,039
Notional free cash flow, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards

Figures in million - SA rand	For the year ended 31 December 2024 (Unaudited)
	Group	Total of operations	Southern Africa Operations	International Operations	Total SA PGM	Total SA gold	Total US PGM (including Columbus recycling)	Pennsylvania site and North Carolina site	Total EU operations	Total AUS operations	Corporate
Notional free cash flow	(12,397)	(12,133)	(1,472)	(10,661)	136	(1,608)	(3,375)	133	(7,449)	30	(264)
Adjusted for:
Property, plant and equipment additions	21,569	21,571	12,451	9,120	5,683	6,768	2,988	10	5,905	217	(2)
Net royalties, carbon tax and tax paid	(2,235)	(2,215)	(1,849)	(366)	(1,597)	(252)	15	(78)	—	(303)	(20)
Add back of accrued tax and royalties	1,961	1,951	1,587	364	1,456	131	21	125	2	216	10
Cash-settled share-based payments made	(751)	(742)	(680)	(62)	(626)	(54)	(37)	—	(24)	(1)	(9)
Dividends paid	(173)	(47,530)	(47,530)	—	(39,191)	(8,339)	—	—	—	—	47,357
Net interest (including intercompany)	(1,219)	(1,187)	(75)	(1,112)	680	(755)	(847)	(120)	(52)	(93)	(32)
Net working capital (including intercompany)	6,853	6,755	1,305	5,450	16,888	(15,583)	668	4,473	79	230	98
Movement on metals consignment line	(4,308)	(4,308)	—	(4,308)	—	—	—	(4,308)	—	—	—
Deferred revenue recognised	(907)	(907)	—	(907)	—	—	—	(245)	—	(662)	—
Deferred revenue received in advance	3,307	3,307	2,698	609	905	1,793	—	243	—	366	—
Re-allocation of stream revenue and costs	—	582	—	582	—	—	582	—	—	—	(582)
Other items	(1,587)	(1,356)	(863)	(493)	(382)	(481)	(110)	(171)	(242)	30	(231)
Net cash from operating activities	10,113	(36,212)	(34,428)	(1,784)	(16,048)	(18,380)	(95)	62	(1,781)	30	46,325

Figures in million - SA rand	For the six months ended 31 December 2025 (Unaudited)
	Group	Total of operations	Southern Africa Operations	International Operations	Total SA PGM	Total SA gold	Total US PGM (including Columbus recycling)	Pennsylvania site and North Carolina site	Total EU operations	Total AUS operations	Corporate
Notional free cash flow	2,283	5,867	7,551	(1,684)	5,405	2,146	232	739	(3,242)	587	(3,584)
Adjusted for:
Property, plant and equipment additions	10,769	10,768	6,876	3,892	3,194	3,682	869	35	2,871	117	1
Net royalties, carbon tax and tax paid	(3,081)	(3,075)	(2,896)	(179)	(2,488)	(408)	12	(50)	1	(142)	(6)
Add back of accrued tax and royalties	3,035	3,026	2,811	215	2,653	158	19	67	(4)	133	9
Cash-settled share-based payments made	(567)	(561)	(373)	(188)	(279)	(94)	(89)	(8)	(71)	(20)	(6)
Dividends paid	(173)	(263)	(172)	(91)	—	(172)	—	—	(91)	—	90
Net interest (including intercompany)	(783)	(926)	(6)	(920)	(29)	23	(509)	(130)	(250)	(31)	143
Net working capital (including intercompany)	1,751	1,687	(1,794)	3,481	(1,222)	(572)	(767)	4,222	155	(129)	64
Movement on metals consignment line	(4,519)	(4,519)	—	(4,519)	—	—	—	(4,519)	—	—	—
Deferred revenue recognised	(631)	(631)	—	(631)	—	—	—	(255)	—	(376)	—
Deferred revenue received in advance	668	668	—	668	—	—	—	189	—	479	—
Re-allocation of stream revenue and costs	—	900	649	251	649	—	251	—	—	—	(900)
Other items	(522)	(182)	(210)	28	(90)	(120)	(162)	156	(49)	83	(340)
Net cash from operating activities	8,230	12,759	12,436	323	7,793	4,643	(144)	446	(680)	701	(4,529)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 63

Figures in million - SA rand	For the six months ended 30 June 2025 (Unaudited)
	Group	Total of operations	Southern Africa Operations	International Operations	Total SA PGM	Total SA gold	Total US PGM (including Columbus recycling)	Pennsylvania site and North Carolina site	Total EU operations	Total AUS operations	Corporate
Notional free cash flow	(2,254)	(2,192)	1,519	(3,711)	441	1,078	(1,063)	273	(3,330)	409	(62)
Adjusted for:
Property, plant and equipment additions	9,538	9,536	5,655	3,881	2,716	2,939	910	11	2,891	69	2
Net royalties, carbon tax and tax paid	216	220	221	(1)	203	18	274	(80)	11	(206)	(4)
Add back of accrued tax and royalties	527	524	356	168	362	(6)	27	45	(3)	99	3
Cash-settled share-based payments made	(82)	(82)	(60)	(22)	—	(60)	(22)	—	—	—	—
Dividends paid	(129)	(4,497)	(4,497)	—	(3,289)	(1,208)	—	—	—	—	4,368
Net interest (including intercompany)	(705)	(718)	42	(760)	46	(4)	(499)	(74)	(163)	(24)	13
Net working capital (including intercompany)	522	589	(2,440)	3,029	(4,093)	1,653	(526)	3,195	423	(63)	(67)
Movement on metals consignment line	(3,126)	(3,126)	—	(3,126)	—	—	—	(3,126)	—	—	—
Deferred revenue recognised	(790)	(790)	—	(790)	—	—	—	(165)	—	(625)	—
Deferred revenue received in advance	10,077	862	—	862	—	—	—	244	—	618	9,215
Re-allocation of stream revenue and costs	—	752	528	224	528	—	224	—	—	—	(752)
Other items	(617)	(469)	(225)	(244)	(106)	(119)	(459)	150	(29)	94	(148)
Net cash from operating activities	13,177	609	1,099	(490)	(3,192)	4,291	(1,134)	473	(200)	371	12,568

Figures in million - SA rand	For the six months ended 31 December 2024 (Unaudited)
	Group	Total of operations	Southern Africa Operations	International Operations	Total SA PGM	Total SA gold	Total US PGM (including Columbus recycling)	Pennsylvania site and North Carolina site	Total EU operations	Total AUS operations	Corporate
Notional free cash flow	(6,910)	(6,694)	(1,167)	(5,527)	(1,331)	164	(1,952)	151	(4,354)	628	(216)
Adjusted for:
Property, plant and equipment additions	10,422	10,423	5,935	4,488	3,099	2,836	1,157	7	3,174	150	(1)
Net royalties, carbon tax and tax paid	(1,108)	(1,101)	(820)	(281)	(737)	(83)	(65)	(78)	—	(138)	(7)
Add back of accrued tax and royalties	1,209	1,201	843	358	743	100	102	104	2	150	8
Cash-settled share-based payments made	(125)	(116)	(90)	(26)	(58)	(32)	(19)	—	(6)	(1)	(9)
Dividends paid	(87)	(47,433)	(47,433)	—	(38,298)	(9,135)	—	—	—	—	47,346
Net interest (including intercompany)	(730)	(690)	(84)	(606)	218	(302)	(460)	(73)	(39)	(34)	(40)
Net working capital (including intercompany)	4,766	4,578	1,100	3,478	17,696	(16,596)	773	2,748	(275)	232	188
Movement on metals consignment line	(2,645)	(2,645)	—	(2,645)	—	—	—	(2,645)	—	—	—
Deferred revenue recognised	(306)	(306)	—	(306)	—	—	—	(128)	—	(178)	—
Deferred revenue received in advance	2,729	2,729	2,698	31	905	1,793	—	155	—	(124)	—
Re-allocation of stream revenue and costs	—	273	—	273	—	—	273	—	—	—	(273)
Other items	(799)	(735)	(220)	(515)	(103)	(117)	(22)	(236)	(238)	(19)	(64)
Net cash from operating activities	6,416	(40,516)	(39,238)	(1,278)	(17,866)	(21,372)	(213)	5	(1,736)	666	46,932
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 64

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Dr Richard Stewart (CEO)+
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Prof Jeremiah Vilakazi#
Dr Lindiwe Mthimunye++
Keith Rayner#
Peter Hancock*
Philippe Boisseau*
Richard Menell#
Dr Sindiswa Zilwa*
Dr Terence Nombembe*
Timothy Cumming#
* Independent non-executive
# Non-executive
^ Lead independent director
+ Appointed as executive director 1 March 2025 and as CEO 1 October 2025
++ Appointed as independent non-executive director 25 August 2025
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
BDO
Wanderers Office Park
52 Corlett Drive
Illovo 2196
South Africa
Private Bag X60500
Houghton 2041
South Africa
Tel: +27 11 488 1700
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 65

DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions (including Metallix), as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2024 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2024 on Form 20-F filed with the United States Securities and Exchange Commission on 25 April 2025 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, notional free cash flow, AISC, AIC, and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2025 66